10/6

08005228

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME K. Wah Int'l Holdings Ltd

*CURRENT ADDRESS

PROCESSED
OCT 0 9 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03853 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/7/08

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

Incorporated in Bermuda with limited liability 於百慕達註冊成立之有限公司

Stock code 股份代號 0173

A Year of Stellar Performance

騰飛 • 創新里程

ANNUAL REPORT 2007 年報



New Age New Face

A Quality Property Developer

Listed since 1987

Our Mission

It is our mission to focus on customer needs and pursue the spirit of excellence with quality products and services through our commitment to research, design and value creation. With vision, perseverance and teamwork, we strive to provide shareholders with the best return on their investment.

CONTENTS

Corporate Profile

K. Wah International Holdings Limited ("KWIH"; stock code: 0173), listed in Hong Kong in 1987*, is the property flagship of K. Wah Group. With a property portfolio encompassing premium residential developments, Grade-A office towers, hotels, service apartments and retail spaces, KWIH has a presence in Hong Kong, Shanghai, Guangzhou and Southeast Asia.





KWIH aims at establishing a position of large scale integrated property developer and investor in the Greater China region. With a focus on an integrated approach for value creation, KWIH blends architectural design, quality, functionalities and top notch building services in all its properties to redefine the standard of quality modern living. Furthermore, driven by a keen market sense and a versatile strategy, and backed by strong financial capability, KWIH has built up a prime land reserve in major cities of China, and thus a strong foothold for future growth.

KWIH has received several international accolades for its outstanding quality and service. Awarded Business Superbrands in the property development sector in 2006, KWIH was also the only winner in the Hong Kong Property Developer category of the High Flyers Outstanding Enterprises consecutively in 2006 and 2007.

* [illegible]

Corporate Information

CHAIRMAN
Dr. Che-woo Lui,
GBS, MBE, JP, LLD, DSSc, DBA

MANAGING DIRECTOR
Mr. Eddie Hui Ki On (Acting),
GBS, CBE, QPM, CPM

EXECUTIVE DIRECTORS
Mr. Francis Lui Yiu Tung
Mr. Lennon Lun Tsan Kau
(Deputy Managing Director)
Ms. Paddy Tang Lui Wai Yu, JP

NON-EXECUTIVE DIRECTORS
Sir David Akers-Jones*,
KBE, GBM, CMG, Hon. RICS, JP
Mr. Michael Leung Man Kin, CBE, JP
Dr. Philip Wong Kin Hang,
GBS, JP, LLD, DH
Dr. The Hon. Leo Lee Tung Hai*,
GBM, GBS, LLD, JP
Dr. Robin Chan Yau Hing*,
GBS, LLD, JP
Dr. Charles Cheung Wai Bun*, JP
Mr. Robert George Nield*

* *Independent non-executive Directors*

COMPANY SECRETARY
Mr. Ricky Chan Ming Tak, LLM

QUALIFIED ACCOUNTANT
Mr. Ken Wong Chun Keung,
FCCA, CPA, FCGA

AUDITORS
PricewaterhouseCoopers

PRINCIPAL BANKERS
Bank of China (Hong Kong) Limited
Bank of Communications Co., Ltd.
DBS Bank Ltd.
Nanyang Commercial Bank, Limited
Standard Chartered Bank (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

SOLICITORS
Richards Butler
Philip K.H. Wong, Kennedy Y.H. Wong & Co.
Johnson Stokes & Master

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

PRINCIPAL SHARE REGISTRARS
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

HONG KONG BRANCH SHARE REGISTRARS
Computershare Hong Kong Investor Services Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

AMERICAN DEPOSITARY RECEIPTS DEPOSITARY
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

WEBSITE ADDRESS
http://www.kwih.com

SHARE LISTING
The Stock Exchange of Hong Kong Limited

STOCK CODE

Hong Kong Stock Exchange	: 173
Bloomberg	: 173 HK
Reuters	: 0173.HK

BOND LISTING
Luxembourg Stock Exchange

Revenue

+1,639%

HK$4,800 m


(HK$ million)
07
4,800
06
276

Profit Attributable to Shareholders

+966%

HK$2,451 m


(HK$ million)
07
2,451
06
230

Basic EPS

+951%

HK100.27 cents


(HK cents)
07
100.27
06
9.54

Dividend per Share

+771%

HK30.5 cents


(HK cents)
07
30.5
06
3.5

Interim dividend	HK2.5 cents
Special interim dividend	HK25.0 cents
Final dividend	HK3.0 cents

STRONG FINANCIAL POSITION

As at 31 Dec	FY2007 (HK$ million)	FY2006 (HK$ million)	Change
Cash and Bank Balances	**2,445**	741	↑230%
Gearing Ratio	**15%**	17%	↓2% pts
NAV per Share	**HK$3.46**	HK$3.07	↑13%

KEY ATTRIBUTES TO SUCCESS

Excellent Sales

Total sales proceeds of HK$4.4 billion recognised in FY2007 from The Great Hill, J Residence and Shanghai Westwood Phase 1

Value Appreciation from Rental Properties

Shanghai K. Wah Centre, Grade A office tower, and J SENSES, shopping and dining complex at J Residence, Hong Kong, offered promising rental income and value appreciation potential

Gain on Divestment

HK$3.8 billion from disposal of Galaxy shares to Permira Funds, a world leading private equity firm, with profit from the disposal of approximately HK$1,374 million

ACTIVE LAND REPLENISHMENT

Six Prime Plots Acquired in 2007

Location		Expected Gross Floor Area (sqm)	Group's Interest
Hong Kong	Tai Po Town Lot No. 186	66,500	15%
	Tai Po Town Lot No. 188	69,700	25%
	Kowloon Inland Lot No. 11073	60,500	15%
	Aberdeen Inland Lot No. 451	60,000	35%
Mainland China	Guangzhou Huadu Jianshe Bei Road	46,000	100%
	Shanghai Minhang District	171,000	100%

GEARED UP FOR LONG-TERM SUSTAINABILITY

Approximate GFA for Development in the Next Five Years

2,300,000 sqm (25,000,000 sq ft)

Approximate GFA Earmarked for Launch in the Next Three Years

930,000 sqm (10,000,000 sq ft)

Chairman's Statement




Strong sales are testimony to our commitment to deliver not only good products but also customer-oriented approach to service ensuring long term value for end users.

Dear Shareholders,

2007 is the year when we achieved another new high in earnings. Revenue and net profits increased by 16 folds and 10 folds to HK$4.8 billion and HK$2.5 billion respectively.

A FRUITFUL YEAR

I highlight strong property sales, timely divestment of non-core investment and capital value increase as key results factors, silhouetted against our operational excellence. We created and we also return value to our shareholders. The Board has recommended a final cash dividend of 3 HK cents per share. On approval of this at our Annual General Meeting on 27 May 2008, including the interim and the special interim dividends, this year's total pay-out to our shareholders will be 30.5 HK cents, an 8 time increase from 2006.

OPERATIONAL EXCELLENCE

We achieved strong operating results on our core business. Property sales soared to HK$4.38 billion. This underscores the value of our strategic focus to drive sustainable growth by concentrating on two of our most important markets, Mainland China and Hong Kong. In Mainland China, we have completed the Shanghai Westwood (Phase I). In Hong Kong, we have completed J Residence and The Great Hill. These projects were well-received on launch and in secondary market. Strong sales are testimony to our commitment to deliver not only good products but also customer-oriented approach to service ensuring long term value for end users. These are the compelling advantage that sets us apart from our peers. Our investment properties across Mainland China, Hong Kong, and Singapore continue to enjoy good occupancy and strong rental income.

Where opportunities arise, we re-deploy capital to our core business through divestment of assets of greater strategic value to others. The Group timed the market to divest a significant holding in Galaxy Entertainment Group Limited, which contributes to this year's operating profit and brings clarity to the Group's balance sheet. Strong liquidity helps ensure continued resilience especially during market weakness.

PROJECTS PROGRESSING ON SCHEDULE

The Group's integrated development projects in Shanghai and Guangzhou are progressing well. We expect construction of our Shanghai Westwood (Phase II) to be finished and pre-sales launched this year. Construction of our other development projects in Shanghai is all well underway. Planning and development of our two other projects in Guangzhou are going on well as scheduled. In the years to come, these projects are growth drivers for profits and cash flow.

Our business and financial fundamentals are strong which well position us to withstand market turbulence and grasp strategic opportunities.

ORGANIC GROWTH DRIVEN BY LAND REPLENISHMENT

We pursue an organic-growth oriented and low-risk approach in sizing up our land bank. In 2007, we have acquired four pieces of premium residential land in Hong Kong. In Shanghai and Guangzhou, the Group acquired two pieces of residential land. While these additions should suffice for us to continue to grow our business in the near term, we will continue to invest for profitable growth.

OUTLOOK

Looking ahead, certain major long-term trends are still intact. Emerging markets will continue to outperform mature economies; world growth, even in this year of relative weakness for the US economy, will be reasonable, albeit slower than in 2007; and Mainland China will continue to reshape herself as a 21st century powerhouse.

However, 2008 is likely to be a year of uncertainty. Inflationary pressure, austerity program and possible further macro economic measures may continue to put the Mainland China property market in play until liquidity, transparency and the proper pricing of risk return. Hong Kong may continue to enjoy, for a while, a low interest environment, but she is only partly decoupled from the US.

I have renewed optimism, albeit cautious. Our business and financial fundamentals are strong which well position us to withstand market turbulence and grasp strategic opportunities. Any market de-leveraging clearly plays to our strengths, given our strong balance sheet and established market presence. Taking a long term view, we will continue to focus on the parts of the Mainland China property market that promise us the best prospects for higher and sustainable growth. Our strategy is to continue to invest in building market presence at a time when others with weaker capital positions are constrained. We are approaching this in a cautious and disciplined manner while maintaining operational excellence.

CORPORATE GOVERNANCE

Independent oversight of our company and of the execution of strategy is the responsibility of our Board. I am delighted that we benefit from the caliber of a number of our Board members who are also leaders in their own business and public arena. Dr. Philip Wong and Dr. Charles Cheung will retire as non-executive Director and independent non-executive Director and will not seek re-election at our Annual General Meeting on 27 May 2008. I should like to pay tribute to their tremendous contribution to the Group. We have been privileged to enjoy their counsel and stewardship for so many years.

OUR PEOPLE

It is people, of course, who define an organization, and any business's success is dependent on the caliber of its staff. 2007 was a demanding year in many respects and it is a testament to the talent and professionalism of our colleagues in Mainland China and Hong Kong where we successfully met challenges and excelled in so many areas. I would like to take this opportunity to extend my personal thanks to all my staff and colleagues, without whom, the Group would not be standing where it is today.

Che-woo Lui
Chairman

2 April 2008



REVIEW OF OPERATIONS

Revenue and profit attributable to shareholders for the year ended 31 December 2007 were HK$4,800 million and HK$2,451 million respectively, compared to HK$276 million and HK$230 million for last year. The significant increase in revenue was mainly due to the recognition of sales of Westwood Phase I in Shanghai and The Great Hill and J Residence in Hong Kong. The increase in profit on the other hand can be attributable to two factors: the increase in profit from the sales of development properties projects and the profit of HK$1,374 million arising from the disposal of a substantial part of our holdings in Galaxy Entertainment Group Limited ("GEG").

By Division

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Revenue	4,595,884	203,620	—	4,799,504
Cost of goods sold	(3,432,858)	(189,868)	—	(3,622,726)
	1,163,026	13,752	—	1,176,778
Other operating income	43,007	51	147,057	190,115
Administrative expenses	(133,005)	(9,157)	(6,249)	(148,411)
Other operating expenses	(137,563)	(592)	—	(138,155)
Gain on disposal of non-current investment	—	—	1,373,782	1,373,782
Change in fair value of investment properties	351,871	—	—	351,871
Operating profit	1,287,336	4,054	1,514,590	2,805,980

Revenue by Division
for the year ended 31 December 2007



4,595,884
203,075
203,620
72,881
Properties
Trading
2007 (HK$'000)
2006 (HK$'000)

Mainland China

Most of the Group's property development projects in Shanghai and Guangzhou were under construction or development and works were progressing well. On the investment side, demand for Grade-A office in Shanghai remained strong with near 100% occupation rate for the Group's K. Wah Centre in Shanghai, bringing in good rental income and satisfactory investment return for the Group.

(A) Current Major Development Properties (total gross floor area ("GFA") of approximately 2,000,000 square metres)

(i) Shanghai Westwood, No. 701 Guangzhong Road, Da Ning International Community (100% owned)

The luxurious condominium project is divided into three phases, having a total GFA of approximately 380,000 square metres. Phase I was completed and all the residential units were sold. Construction of Phase II is now underway and completion is expected in 2009. Pre-sale of Phase II will be rolled out in 2008. We have also started the development plan for Phase III.

(ii) Shanghai — Lot A&B No.68 Jianguo Xi Road, Xuhui District (100% owned)

The project is located in Shanghai's traditionally up-scale prestigious residential area. The GFA of this project is approximately 140,000 square metres, which the Group plans to develop into an integrated development with luxury residential apartments, high-class commercial facilities and a suite-hotel styled service apartment. Construction work is underway in accordance with schedule.

(iii) ***Shanghai — Phase III, Yanjiazhai, Jingan District (99% owned)***
Total GFA of this luxurious residential project is approximately 100,000 square metres. It is located at Urumqi Road, Jingan District close to the vibrant central business district of Nanjing West Road. Construction works have been commenced and the development is expected to be completed by 2010.

(iv) ***Guangzhou – Yingbin Road, Huadu District (100% owned)***
This site is close to the New Baiyun International Airport with total GFA of approximately 323,000 square metres. The project is planned for the development of a composite hotel, offices and premium residential towers. Completion for the hotel and offices is expected in 2009.

(v) ***Guangzhou – Xinhua Zhen, Huadu District (99.99% owned)***
This project has a total permissible floor area of approximately 1,147,000 square meters and will be developed in phases. One of the plots in this project (GFA of approximately 200,000 square metres) has already been in the planning stage for residential-cum-hotel development. The rest of the land in this project has been planned mostly for residential development.

(vi) ***Guangzhou –Jianshebei Road, Huadu District (100% owned)***
This newly acquired land is located in the downtown area of Huadu with total GFA of approximately 46,000 square metres and is about 20-minute drive from the New Baiyun International Airport. It has also been in the planning stage for residential development.

Employment of Gross Assets
As at 31 December 2007



12,748,123
6,870,233
1,191,008
4,477,084
12,621
9,569
187,091
75,281
Properties
Non-current investments
Trading
Central services
2007 (HK$'000)
2006 (HK$'000)

On 31 December 2007, a wholly-owned subsidiary of the Group has successfully bid for a piece of land, being plot 185, at Minhang District in Shanghai for Renminbi 711,500,000. The Group has paid a deposit of Renminbi 40,000,000. The permissible buildable floor area of this land – residential and commercial – is approximately 171,290 square metres on present estimation.

(B) Investment Property
Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (39.6% effective interest)
This flagship investment property with totaling approximately 72,000 square metres together with the two ancillary buildings, is located at Huaihai Zhong Road which is a thriving downtown commercial area in the inner ring area of Shanghai. The offices are fully leased with a strong stable income stream to the Group.

Hong Kong
The Great Hill and J Residence were both completed in the fourth quarter of 2007 and satisfactory profits from the sales were recognised in this year. In the office sector, the leasing market remained strong. During the year, the Group achieved satisfactory occupancy and rental rates for its investment properties.

For the future business developments, the Group invested over HK$3 billion in a number of joint residential projects in Hong Kong with reputable property developers and these projects will be due for completion within the next three to four years.

(A) Current development properties
(i) ***The Great Hill, Tung Lo Wan Hill Road (100% owned)***
The development of the project was completed in November 2007 and contributed 114 apartments and 8 detached houses to the market. Over 55 % of the units have been sold.

Gross Assets By Grographical Spread
As at 31 December 2007


6,834,640
6,320,358
7,060,073
4,923,645
231,509
178,595
12,621
9,569
Hong Kong
Mainland China
Sinagpore
Japan
2007 (HK$'000)
2006 (HK$'000)

(ii) ***J Residence, Johnston Road, Wan Chai (a joint development with the URA)***
This is a joint development project with the Urban Renewal Authority. The project was completed in November 2007, Virtually all the residential units were sold. The three-storey commercial area of the project – the J Senses – with total GFA of approximately 3,400 square metres has drawn good market response with over 90% of the area pre-leased.

(iii) ***No.6 Shiu Fai Terrace, Stubbs Road (100% owned)***
The Group has commenced redevelopment works on the project. It is expected to be developed into a 12-storey luxury residential tower with targeted completion by 2010.

(iv) ***Tai Po Town Lot No. 188, Tai Po (25% owned)***
In March 2007, the Group together with other property developers acquired this residential development land. Expected GFA is 69,700 square metres. Foundation work will soon commence and the project is expected to be completed by 2010.

(v) ***Kowloon Inland Lot No. 11073, West Kowloon (15% owned)***
In May 2007, the Group together with other property developers acquired this residential development land. Expected GFA is approximately 60,500 square metres. Foundation work has been commenced and the development is expected to be completed by 2011.

(vi) ***Tai Po Town Lot No. 186, Tai Po (15% owned)***
In September 2007, the Group together with other property developers acquired this residential development land. Expected GFA is approximately 66,500 square metres. Foundation work will soon commence.

(vii) ***Aberdeen Inland Lot No. 451, Welfare Road, Aberdeen (35% owned)***
The Group together with other property developers acquired this residential development site in October 2007. The Project will be developed into six residential towers with expected GFA of approximately 60,000 square metres on present estimation. Planning and design work has already commenced.

(B) Other properties in Hong Kong

(i) ***Skyline Commercial Centre, Wing Lok Street, Sheung Wan (100% owned)***
This 24-storey centrally located office building has approximately 3,900 square metres of office space and ground floor shops. It is almost fully occupied and is contributing steady rental income to the Group.

(ii) ***Kingsfield Centre, Shell Street, North Point (100% owned)***
This 26-storey office building (approximately 1,900 square metres of office space) has been enjoying high occupancy and is contributing steady rental income to the Group.

Major Properties in Singapore

San Centre, Chin Swee Road (100% owned)
This 12-storey office building (approximately 5,800 square metres with carparks) has maintained satisfactory occupancy with stable income.

By Geographical Spread

	Hong Kong HK$'000	Mainland China HK$'000	Singapore HK$'000	Japan HK$'000	Total HK$'000
Revenue	2,712,077	1,869,707	14,100	203,620	4,799,504
Cost of goods sold	(2,101,790)	(1,326,642)	(4,426)	(189,868)	(3,622,726)
	610,287	543,065	9,674	13,752	1,176,778
Other operating income	45,688	143,101	1,195	131	190,115
Administrative expenses	(98,902)	(37,742)	(2,610)	(9,157)	(148,411)
Other operating expenses	(69,504)	(68,059)	—	(592)	(138,155)
Gain on disposal of non-current investment	1,373,782	—	—	—	1,373,782
Change in fair value of investment properties	258,237	42,176	51,458	—	351,871
Operating profit	2,119,588	622,541	59,717	4,134	2,805,980

Revenue By Grographical Spread
For the year ended 31 December 2007



2,712,077
10,780
1,869,707
177,785
14,100
14,510
203,620
72,881
Hong Kong
Mainland China
Sinagpore
Japan
2007 (HK$'000)
2006 (HK$'000)

Investment in Galaxy Entertainment Group Limited
During the year, the Group disposed of 452,500,000 GEG shares to the Permira Funds at the price of HK$8.42 per share, or approximately HK$3.8 billion gross proceeds. After the disposal, the Group's shareholding in GEG was reduced from 18.7% to 4.1%. The Group recorded a profit of HK$1.37 billion from the disposal. The value of the remaining GEG shares was around HK$1.19 billion (HK$7.33 per share) as at 31 December 2007.

OUTLOOK

Despite the monetary tightening and restrictions on foreign investment, the medium and long term outlook for the real estate market in Mainland China remains positive. The Group is cautiously optimistic about its business prospect in Mainland China, on the back of the supremacy of the locality of the Group's projects and the strong brand recognition by the local community which the Group has nurtured successfully in the past decade in the Mainland.

For 2008, the Hong Kong residential property market should remain good, both in terms of the volume activities and transacted value. The capital values of office space also continued to firm up. During 2007, the Group joined hands with household-name developers to acquire land in Hong Kong with a total 257,000 square metres GFA. These land additions will ensure that the sustainability of the earning prospect of the Group. In view of the continuous improvements of the economy of Hong Kong and the low interest rate environment in the near term, as well as the continuous growth in urban affluence in Mainland China, the Group is cautiously optimistic on the property market of Hong Kong and Mainland China and will continue to explore value investments in these markets.

REVIEW OF FINANCE

(1) Financial Position

The financial position of the Group remained strong. Total funds employed increased by 23% to HK$14 billion at 31 December 2007 from HK$11 billion at 31 December 2006.

The number of the issued shares of the Company increased as a result of the exercise of share options during the year. The dilution effect, however, was offset by the profit earned for the year.

(2) Group Liquidity, Financial Resources and Gearing Ratio

The liquidity position of the Group was strong during the year. As of 31 December 2007, total bank borrowings amounted to HK$4,545 million, and cash and bank balances were HK$2,445 million to give a net debt of HK$2,100 million, mainly attributable to the sale proceeds received during the year.

Sources of Funding

As at 31 December 2007


245,869
242,995
2,447,203
3,174,898
5,809,499
4,046,470
1,056,774
856,817
3,297,252
1,914,731
1,282,246
1,196,256
Share capital
Other reserves
Revenue reserves
Minority Interests
Borrowings
Current portion of Borrowing
2007 (HK$'000)
2006 (HK$'000)

Of the total long-term bank borrowings, more than 80% had maturities over a period of one year and above.

The Group successfully arranged a 5 years syndicated loan of HK$1,800 million in September 2007. In addition to the aggregate cash balances and the total undrawn banking facilities of the Group at 31 December 2007, the total amount of funds available for the expansion and operations amounted to HK$6 billion.

The gearing ratio, defined as the ratio of total loans less cash balances to total assets, was reduced to a satisfactory level of 15% at 31 December 2007 as compared to 17% for last year.

The Group's liquidity position and gearing ratio stayed at a healthy level and the Group has sufficient funds to meet its commitments and operational requirements.

(3) Treasury Policies

The Group continues to adopt a conservative approach regarding foreign exchange exposure, which is managed to minimize risk. The majority of the Group's borrowings are in Hong Kong dollar. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposures. Interest rate swap contracts are also utilized when considered appropriate to avoid the impact of any undue interest rate fluctuation on the operation. During the year, the Group has not engaged in the use of these derivative products.

(4) Charges on Group Assets

As of 31 December 2007, investment properties and land and buildings with carrying values of HK$3,164 million (2006: HK$3,230 million) and HK$110 million (2006: HK$110 million) respectively were pledged to banks to secure the Group's borrowing facilities.

(5) Contingent Liabilities

As of 31 December 2007, the Company has executed guarantees in favor of banks and financial institutions in respect of facilities granted to certain subsidiaries, a jointly controlled entity and associated companies amounting to HK$6,045 million (2006: HK$4,557 million), HK$775 million (2006: nil) and HK$1,009 million (2006: nil) respectively, of which HK$3,232 million (2006: HK$2,030 million), HK$438 million (2006: nil) and HK$642 million (2006: nil) have been utilized respectively.

The Company has also executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40 million (2006: HK$40 million) at the end of the year.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

(6) Subsequent event

On 23 April 2008, the Group together with other developers secured financing of a total amount of HK$4,655 million with respect to its joint venture property development project at Aberdeen Inland Lot No. 451.

EMPLOYEES AND REMUNERATION POLICY

At 31 December 2007, the Group, excluding associated companies and jointly controlled entities, employs 264 employees in Hong Kong and the Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$93 million for 2007.

The Group believes its success, long-term growth and development depend upon the quality, performance and commitment of its employees.

The Group's remuneration policy aims to attract, retain, motivate and promote competent individuals based on merits and development potentials. The Group believes its remuneration packages to employees are fair and competitive in relation to comparable organizations in the areas in which the Group operates its principal business.

Following approval by the Shareholders in 1989, the Group has a share option scheme for executives and employees for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market pay levels and the Group put emphasis on provision of training and development opportunities.

TRAINING AND DEVELOPMENT

Human talent is the driving force of the Group, and continuous education is a key part in enhancement of the core competence of the Group's work force. To this end, the Group supports a suite of training and development programmes for its employees at various levels.

In 2007, the Group sponsored several company-wide interactive seminars for executives to share among themselves knowledge, experience and good management practices in their respective divisions. These events provide staff with initiatives to enhance their management capabilities and up-date their technical know-how. In addition, the Group also sponsors staff to attend external job-related courses/workshops in Hong Kong and Mainland China organized by the accredited educational institutions and professional bodies. These training programs cover not only technical aspects such as finance, taxation, laws, human resources and information technology but also fundamental development on executives' leadership, business vision and strategies, as well as communication and management skills.

To support the long-term growth and development of the Group's business in Mainland China, we have re-launched the Management Trainee Programme in Shanghai. We recruit and develop high potential graduates from leading universities. Through our structured training programme headed by management staff of various functions, we prepare these promising individuals to become our managers and leaders of the future.

RULE 13.22 OF THE LISTING RULES

As of 31 December 2007, the Group had given financial assistance and guarantees to financial institution for the benefit of its affiliated companies. In compliance with the Listing Rules, the combined balance sheet of the affiliated companies as at the balance sheet date is disclosed as follows:

	Combined balance sheet HK$'000	Group's attributable interest HK$'000
Non-current assets	592,343	245,845
Current assets	20,331,766	5,184,838
Current liabilities	(1,271,667)	(516,786)
	19,652,442	4,913,897
Share capital	766,774	318,207
Reserves	917,312	382,709
Amounts due to shareholders	11,921,657	3,125,921
Non-current liabilities	6,046,699	1,087,060
	19,652,442	4,913,897

The Great Hill, Hong Kong

THE Great hill 嘉御山



Type

[illegible]

Location

[illegible]

Gross Floor Area

[illegible]

Total no. of unit

[illegible]









J RESIDENCE 60 Johnston Road 嘉薈軒

J Residence, Hong Kong



Type

Luxurious boutique [illegible] apartments

Location

Johnston Road, Wan Chai, Hong Kong

No. of unit

[illegible]






CURRY

Shanghai Westwood





Type

[illegible]

Location

[illegible]

Gross Floor Area

[illegible]

No. of Phases







Shanghai K. Wah Centre








东
淮海中路
E. Central

Type

[illegible]

Location

[illegible]

Gross Floor Area

[illegible]

Occupancy Rate

[illegible]





Shanghai Jianguo Xi Road Project, Xuhui District



Type

[illegible]

Location

[illegible]

Gross Floor Area

[illegible]





Shanghai Yanjiazhai Project, Jingan District





Type

[illegible]

Location

[illegible]

Gross Floor Area

[illegible]



Guangzhou Huadu Mega Integrated Project





Type

[illegible]

Location

[illegible]

Gross Floor Area

[illegible]

No. of Phases

[illegible]



Development Concept of Phase I
Office
Business Condominium
Business Condominium



Guangzhou Huadu Airport CBD Project



Type

[illegible]

[illegible] & Office

Location

[illegible]

Gross Floor Area

[illegible] sqm





Investor Relations









KWIH believes that timely, transparent and two-way communication is instrumental to the members of the investment community in understanding the Company's business performance and the way it operates. A series of events were organized during the year to keep financial analysts, fund managers, stock commentators and financial media abreast of the Company's key developments, financial position, business plans and strategies.

KWIH organized a wide range of investor relations activities such as non-deal road shows, briefings *(Photos 1-4)*, one-on-one meetings, company visits, site visits *(Photos 5-8)* and informal gatherings with the aim to facilitate better understanding by professional investors of the fundamentals, strategies and business outlook of the Company. To promote better communication with the public at large, the Company also maintains a website on which comprehensive information about the Company, its various publications and stock performance are displayed.

Consequently, extensive media coverage and research reports were publicized on the Company's financial and operational status. These also serve as a recognition of KWIH's capability to deliver its business plans and implement its strategies effectively and efficiently.









"Despite the proactive land banking last year, K. Wah is still in a good financial position, which enables the company to continue to shop for the right land sites."

JP Morgan, 3 April 2008

"The increase in valuation is mainly because of the combined effect of its new landbank acquisitions in Hong Kong and current project selling prices beating expectation."

ICEA Securities, 18 January 2008

"In our view, the company's expertise lies in its capability to identify and deliver projects that can achieve premium pricing over other projects in similar locations."

Bear Stearns, 22 November 2007

"We estimate that its total turnover, net profit for the year and earnings per share in 2007 will exhibit substantial rise."

Phillip Securities, 17 October 2007

Corporate Citizenship

KWIH believes that serving the community is one of its most important pursuits. In full support of its staff to engage in various community care programmes, KWIH fulfils its corporate social responsibilities through sponsorship, fundraising and volunteering.


1
信守今天
實現未來
K. WAH GROUP
嘉華集團
We Deliver
What We Promise


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3


4


5
INTERCONTINENTAL


6

AN AVID SUPPORTER OF EDUCATION

Dr. Che-woo Lui, Chairman of KWIH, believes that education builds a strong country. He sees that supporting education development and nurturing new generation are of utmost importance as a corporate citizen. Through Lui Che Woo Foundation, he joins hand with the Ministry of Education to support a massive renovation and construction programme for 150 primary schools at impoverished areas in Mainland China. A delegation of K. Wah attended the unveiling ceremony of Che-woo Academic Building in one of the schools in October 2007 *(Photos 1 & 2)*. Besides, K. Wah Scholarships were presented to outstanding students of the School of Hotel and Tourism Management at The Hong Kong Polytechnic University *(Photo 6)*. Dr. Lui also addressed the China Hotel Branding Forum in Shenzhen as a keynote speaker to share his views with industry practitioners, teachers and students regarding development of the industry *(Photo 5)*.

FOSTERING CIVIC AWARENESS

To enhance civic awareness of the public, KWIH became the title sponsor of the tenth Vote for the Ten Most Significant News of the HKSAR Government *(Photos 3 & 4)*. Members of the public were invited to cast their votes for the most significant events. Commemorative booklets were also published for free distribution to schools and universities to help promote public awareness in Hong Kong affairs.


广州市嘉华
花都置业有限公司
7


K. WAH SOCIAL CLUB
嘉華天地
KWSC
8


9


10


KWSC
11


12


13

CARING FOR THE ENVIRONMENT GIVING BACK TO THE SOCIETY

The Group also spares no effort in responding to the needs of the community by participating in a wide array of initiatives with its staff. These include Community Chest's "Walk for Millions" *(Photos 8 & 10)*, visit to Shanghai Children's Home *(Photo 9)* and tree planting *(Photo 7)*.

NURTURING A PEOPLE-ORIENTED CULTURE

Furthermore, the Group values staff wellness. Through a variety of recreational and sports activities such as movie appreciation *(Photo 11)*, table tennis tournament *(Photo 12)* and tennis friendly match *(Photo 13)*, communication and team spirit are promoted and a caring corporate culture is also cultivated.

Key Events and Honours

KWIH CHAIRMAN DR. CHE-WOO LUI HONOURED AS BUSINESS PERSON OF THE YEAR

Dr. Che-woo Lui, Chairman of KWIH, was honoured as the Business Person of the Year in DHL/SCMP Hong Kong Business Awards 2007. While his prominent business and social contribution to the further development of Hong Kong has earned him this accolade, his exemplary entrepreneurial spirit is highly commended by the panel of judges.





A veteran of real estate

Launching his property business in Hong Kong in 1960s and venturing into Mainland China and southeast Asia later on, Dr. Lui established the K. Wah brand as a quality property developer successfully with his acute business sense, versatile investment strategy and uncompromising commitment to quality. Indicative of a successful leadership from Dr. Lui, KWIH achieved solid results along the years and scaled new heights in 2007.

A brand architect

KWIH strives for excellence in terms of location, design and quality in all its projects which are well received by the market and are thus able to create tremendous value in a persistent manner. While returning value to shareholders, KWIH also actively replenishes its land bank with its abundant financial resources so as to sustain long-term growth and continue to create shareholder value.

A master in people management

While Dr. Lui realizes that to establish his company required having the right people around him as well as a mechanism emphasizing fair play, Dr. Lui made strategic recruitments his key concern. Evolving with the times and adapting to changing market dictates, Dr. Lui has seized upon opportunities as they arise while making sure that a seasoned management team and professional staff are with him to execute his initiatives. Under his leadership and a philosophy of excellence, the team also underwent some breakthroughs and received accolades in various business areas.



Chairman builds a rock-solid foundation

Lui Che-woo wins recognition for turning his company into a major player in the competitive property market, writes Amanda Lee

Source: South China Morning Post

A philanthropist

While having achieved considerable success for himself, Dr. Lui has never neglected his responsibility to the community, demonstrating a long-standing tradition of philanthropy. Reflecting his concern for grooming future generations, Dr. Lui has contributed considerable sums of money to facilitate academic research and reward outstanding students in numerous universities in China and overseas. Besides, he actively supports a massive enhancement programme for education facilities in impoverished regions in the Mainland where 150 primary schools benefit.

VALUE CREATION BY STRATEGIC DIVESTMENT OF GALAXY SHARES

Creating value is one of the most significant breakthroughs of KWIH this year. In November 2007, KWIH strategically sold 452,500,000 shares of Galaxy Entertainment Group to Permira Funds, one of the world's leading private equity firms. The proceeds totalling HK$3.8 billion not only expedite the pace for acquiring new land and establish integrated property developments, but also create multiple-win situation for KWIH, its shareholders, Galaxy Entertainment Group and Permira Funds.


Permira

HONG KONG PROPERTIES DIVISION SELECTED AS HIGH-FLYERS OUTSTANDING ENTERPRISE

KWIH's Hong Kong Properties Division, was selected as High-Flyers Outstanding Enterprise in 2007 by *Hong Kong Business*; the company won the award for two consecutive years. The organizer has assessed the company according to its strength, reputation, performance and readers' appraisal. Again, the award represents the recognition of K. Wah's core value of quality pursuance and reflects its leading position in the market.



KWIH ANNUAL REPORT 2006 CLINCHES ARC INTERNATIONAL AWARD

KWIH Annual Report 2006, following the success in previous year, won the Bronze award in the Overall Annual Report: Real Estate Development/Service category of the 21st ARC Awards competition in New York. It is believed that the annual report serves as a transparent communication platform for shareholders and investors. Succinct financial data and well-arranged contents could help enhance readability and enable the readers to get familiar with the company. With a theme of Building Blocks for the Future that elucidates the dynamics of KWIH's continuing evolution with times, the sophisticated production entrenched the report's place in the winner list, out of over 1,900 entries from 27 countries and regions worldwide.



This is the 3rd year we report on the corporate governance of the Group.

The objective of the management structure within the Group — headed by our Board and led by the Chairman is to deliver sustainable value to our Shareholders. To this end, good governance plays a significant role.

BOARD OF DIRECTORS

The Board

Led by the Chairman, the Board as the highest governing body of the Company has the responsibility for leadership and control of the Group. The Board sets the strategy of the Group and approves the annual operating budget prepared and presented by management for achieving the Group's strategic objectives.

Chairman and Managing Director

During the year under report, Dr. Che-woo Lui was the Chairman, and Mr. Eddie Hui Ki On was the (Acting) Managing Director of the Company. The roles of the Chairman and Managing Director of the Company are separate. The Chairman is responsible for the leadership of the Board. Managing Director heads the management and focuses on the day-to-day operations of the Group.

Board Composition

In 2007, there were 12 members comprising the Chairman, the Managing Director, 3 executive Directors, 2 non-executive Directors ("NEDs") and 5 independent non-executive Directors ("INEDs"). The biographical details of each Director who served during the year are set out on pages 37 to 38.

The executive Directors are employees who carry out executive functions in addition to their duties as directors. They are collectively responsible for promoting the success of the Company by directing strategic objectives and overseeing the management's performance to ensure the efficient disposition of the Group's resources for the achievement of the strategic objectives set by the Board.

The non-executive Directors are not employees and do not participate in the daily management of the Group's business. Our NEDs and INEDs bring external perspective, constructively challenge and help develop proposals on strategy, scrutinize management in meeting agreed goals and monitor performance reporting. Through their wealth of experience across a number of industries and business sectors, our NEDs and INEDs contribute valuable views and proposals for the Board's deliberation and decisions. One of our INEDs has accounting professional qualification.

Other than the resignation of Mr. William Lo Chi Chung from the Board (which took effect on 1 January 2007), during the year, there was no change in the composition of the Board.

Board Practices

In 2007, the Board held 4 board meetings at approximately quarterly intervals, the dates of which were scheduled at the beginning of the year.

Directors actively participated in person at each Board meeting to review the business progress against budget. Matters requiring Board consents were given by vote at the Board meeting where Board members acted collectively as a unit. Between scheduled meetings, routine/operational matters were considered and approved by the Board via the circulation of written resolutions with supporting materials, explanatory write-ups from the Company Secretary or briefings from management as appropriate.

The Company has a set of comprehensive induction materials for newly appointed Directors. The Company Secretary has regularly updated Directors on compliance developments, and has directors and officers insurance in place against risks and exposure arising from the Group's business and activities.

Our NEDs and INEDs are either senior ex-civil servants or veteran professionals/businessmen who has brought not only a wide range of skills and experience to the Group but also independent judgment to bear on issues of strategy, performance, risk and people through their contribution at Board (85% attendance rate) and at the Audit Committee and the Remuneration Committee meetings (in both cases, 100% attendance rate) during the year.

The Board has procedures in place to ensure that conflict of interest will be resolved in accordance with the spirit and requirements of Code Provision A.1.8 in Appendix 14 of the Listing Rules.

In 2007, our INEDs took lead in meeting to review and recommend shareholders on the disposal of assets of the Group where conflict of interest was involved and approved other connected transactions. The Company assisted the INEDs with professional advice (at Company's expenses) and management briefings for them to arrive at their recommendations on matters involving conflict of interest. A high majority of the non-executive Directors attended the Company's 2007 annual general meeting and the special general meeting.

Supply and Access to Information

The Company Secretary circulated Board agenda (with arrangements for Directors to include their own items if thought fit) and supporting papers at least 3 days in advance, and attended Board meetings together with the Qualified Accountant to assist proceedings.

All Directors have had access to and open contact with senior management for any information they require to make informed decision on matter placed before them. Assisted by the Company Secretary, the Chairman has also ensured that Directors have been properly briefed on issues arising at Board meetings and supplied with information and papers as promptly and fully as possible. Directors have access to independent professional advice when it becomes necessary and also the services of the Company Secretary who has been regularly updating Directors on governance and regulatory matters. The service of independent professional advice at Company expenses is also available to the Audit Committee and Remuneration Committee. External auditors (being PwC) attended all Audit Committee meetings as well as the Board meetings approving full year and interim results.

The Company Secretary has kept all the minutes of Board meetings, which together with any supporting board papers are available to all Board members. These minutes record the matters considered by the Board and views expressed by Directors. Draft and final versions of the minutes are sent to all Directors for their comment and record respectively.

Directors' attendance in Board and other meetings of the Company in 2007 is as follows:

	Number of Meetings				
Name of Director	Board Meeting (4)	Audit Committee Meeting (2)	Remuneration Committee Meeting (1)	Independent Board Committee Meeting (1)	Annual/ Special General Meeting (2)
Executive Directors					
Che-woo Lui (Chairman)[1]	4/4	N/A	N/A	N/A	1/2
Francis Lui Yiu Tung[2]	0/4	N/A	N/A	N/A	0/2
Eddie Hui Ki On (Acting Managing Director)	4/4	N/A	1/1	N/A	2/2
Lennon Lun Tsan Kau (Deputy Managing Director)	4/4	N/A	N/A	N/A	2/2
Paddy Tang Lui Wai Yu[3]	3/4	N/A	N/A	N/A	1/2
Non-executive Directors					
Michael Leung Man Kin	4/4	2/2	N/A	N/A	2/2
Philip Wong Kin Hang	3/4	N/A	N/A	N/A	0/2
Independent Non-executive Directors					
Sir David Akers-Jones	4/4	N/A	N/A	1/1	2/2
Leo Lee Tung Hai	3/4	N/A	N/A	1/1	1/2
Robin Chan Yau Hing	4/4	N/A	N/A	1/1	0/2
Charles Cheung Wai Bun	4/4	2/2	1/1	N/A	2/2
Robert George Nield	4/4	2/2	1/1	0/1	2/2
Total	**41/48**	**6/6**	**3/3**	**3/4**	**15/24**
Average attendance rate	**85%**	**100%**	**100%**	**75%**	**63%**

1. Father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.
2. Mr. Francis Lui Yiu Tung is the son of Dr. Che-woo Lui, and the younger brother of Ms. Paddy Tang Lui Wai Yu.
3. Ms. Paddy Tang Lui Wai Yu is the daughter of Dr. Che-woo Lui, and the elder sister of Mr. Francis Lui Yiu Tung.

Appointment, Re-election and Removal
All our NEDs/INEDs are appointed for a specified term of 3 years, subject to re-election by Shareholders at the annual general meeting of the Company.

Other than the Chairman and the Managing Director, every Director is subject to retirement by rotation. Every year one-third of the Directors will retire.

At the 2008 Annual General Meeting of the Company ("2008 AGM"), in accordance with the Bye-laws and corporate governance practices of the Company, Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang (both NEDs) and Dr. Charles Cheung Wai Bun and Mr. Robert George Nield (both INEDs) will retire by rotation. Dr. Philip Wong and Dr. Charles Cheung will not offer themselves for re-election. Mr. Michael Leung and Mr. Robert Nield will offer themselves for re-election at 2008 AGM. None of Directors who offer for re-election has a service contract with the Company that is not terminable by the Company within 1 year without payment of compensation (other than statutory compensation).

Under the Chairman's leadership, the Board is regularly reviewing its succession and nomination policy to ensure that there is a balance of expertise, skill, and experience appropriate for the business and long-term development of the Group. The setting up of a nomination committee is under consideration.

Model Code for Securities Transactions by Directors
The Board has adopted a code for transactions in the Company's securities by Directors and their connected persons ("Model Code") that complies with Appendix 10 of the Listing Rules. Each Director has confirmed he or she has complied with the Model Code throughout the year. The Company has also adopted written guidelines — on no less exacting terms than the Model Code — for transactions in the Company's securities by certain of its employees.

Other than the connected transaction and continuing connected transactions disclosed in the Report of the Directors, none of the Directors had, at any time during the year, a material interest, directly or indirectly, in any contract of significance with the Company or any of its subsidiaries.

Confirmation of Independence
Sir David Akers-Jones, Dr. Robin Chan Yau Hing and Dr. The Hon. Leo Lee Tung Hai have served on the Board for more than 9 years; and in that respect only, do not meet the Recommended Best Practice of the Listing Rules. The Board however considers all of its INEDs independent in character and judgment as within the guidelines under Rule 3.13 of the Listing Rules. In reaching its determination, the Board has concluded that there are no relationships or circumstances that are likely to affect an INED's judgment. In accordance with Rule 3.13 of the Listing Rules, each of 5 INEDs determined by the Board as independent has provided an annual confirmation of his independence to the Company. The Company has identified INEDs as such in its announcements and circulars to Shareholders.

DELEGATION BY THE BOARD
Within the clear guidelines which it set, the Board has delegated to an executive board ("Executive Board") (comprising all the executive Directors) authority to see to the implementation of Group strategy set by the Board. The Executive Board monitors the Group's investment and trading performance, funding and finance requirements, and reviews management performance. The Board retains to itself authority on annual budgets and accounts, dividends, share capital, derivative transactions, connected transactions and transactions requiring Shareholders approval, and certain financing, acquisitions, disposals and operation issues above predetermined thresholds.

The Executive Board meets regularly and operates as a general management committee under the direct authority of the Board. The Executive Board reports through the Chairman, or the Managing Director if the Chairman is away from Hong Kong, to the Board. The Executive Board sub-delegates day-to-day administration details to members charged with specific operation tasks under the leadership of the Managing Director.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The role and function of the Remuneration Committee of the Company are set out in its terms of reference which is posted on the website of the Company. The Remuneration Committee comprises 3 members identified in the table on page 33 of whom 2 are INEDs. Mr. Eddie Hui Ki On is the chairman and the Company Secretary acts as secretary of the Remuneration Committee.

In accordance with its terms of reference, the Remuneration Committee:

- on 1 August 2007, reviewed and approved the salary increment of an executive Director taking into account the revaluation of Renminbi;
- on 27 November 2007 and 24 January 2008, considered and endorsed the Executive Board's Share Option Scheme 13th Offer Proposal ("13th Offer") on share options to (among others) Directors of the Company;
- on 5 February 2008, reviewed and approved the 2007 year-end bonus to (among others) the executive Directors of the Company; and
- at its meeting on 31 March 2008, reviewed the level of Directors' fee and remuneration paid to the executive Directors (who constituted senior management of the Company) in 2007.

The Board endorsed the Remuneration Committee's proposals on Directors' remuneration and Director's fees increase and recommended them for approval by Shareholders at the 2008 AGM.

No Director participates in the determination of his own remuneration.

Details of Directors' Remuneration and Five Highest Paid Individuals of the Group for the financial year 2007 appear respectively at notes 9 and 10 to the 2007 Financial Statements.

ACCOUNTABILITY

Financial Reporting

The Board is accountable for the proper stewardship of the Group's affairs, and Directors acknowledge their responsibility for preparing the accounts of the Company in accordance with the requirements of the Listing Rules and applicable laws and the integrity of financial information so reported. Such responsibility extends to cover not only the annual and interim reports but also announcements and other financial disclosures of the Company required under the Listing Rules. The Directors' statements of responsibility for the financial statements should be read in conjunction with — but distinguished from the statements of reporting responsibilities of PwC on page 49.

The management of individual businesses within the Group provides the Directors with such information and explanations necessary to enable them to make an informed assessment of the financial and other information put before the Board for approval.

The Group has adopted the going concern basis in preparing its financial statements.

Internal controls

The Board acknowledges its responsibility for maintaining and reviewing the effectiveness of the Group's system of internal controls.

The Company has a clear organizational structure with well-defined responsibilities, reporting lines and authority limit and budgetary controls on managers of operating divisions. The scope of internal control and risk management covering financial, operational, and compliance areas, and control procedures is to identify and then manage risks.

The Company's internal audit function — currently staffed by 3 qualified professionals — is set up to provide the Board with reasonable assurance that the internal control systems of the Company are effective, and that the risks associated with the achievement of business objectives of the Group are being managed properly. During the year, the internal audit function drew up internal audit plan, discussed with management on areas of risk identified, and reviewed its internal audit report with the Audit Committee. Chairman of the Audit Committee has open access to the head of the internal audit function.

During financial year 2007 and up to the date of the financial statements, there was no significant control failure, as the internal audit department so reported to the Board through the Audit Committee.

Audit committee
The Audit Committee is accountable to the Board and assists the Board in ensuring an effective system for meeting its external financial reporting obligations and internal control and compliance.

The Committee consists of 2 INEDs and 1 NED, identified in the table on page 33. All the members served for the whole of 2007 and meetings attendance rate is 100%. The Company Secretary acts as secretary, who has kept full minutes of Audit Committee meetings with draft and final versions to members for their comment and records soon after the relevant meeting. Regular attendees at the Audit Committee meetings are the Qualified Accountant, head of internal audit, and senior representatives from PwC. The Company has posted the terms of reference of Audit Committee on its website.

In 2007, the Audit Committee met 2 times, in March 2007 to review the Group's 2006 final results and financial statements and in September 2007 to review the Group's 2007 interim results and financial statements. At its meeting on 31 March 2008, the Audit Committee reviewed the Group's final results for 2007 and also the report on the effectiveness of the risk assessment and internal control systems of the Group by the group's internal audit function. Each meeting received written report and papers from PwC.

The Audit Committee has been satisfied with the independence of PwC during the year and has recommended to the Board that PwC be re-appointed as auditors of the Company at the forthcoming annual general meeting. An analysis of the fees paid to PwC appears in note 8(b) to the 2007 Financial Statements.

COMMUNICATION WITH SHAREHOLDERS

In addition to sending annual reports, interim reports, circulars and notices to the Shareholders, the Company also makes these materials, which contain extensive information about the Group's activities, timely available for access by Shareholders at both the Stock Exchange's and the Company's own websites.

The Company has a member of its senior management specifically charged with investors relationship functions. The Company responds to enquiries from Shareholders and investors on matters relating to the business of the Company in an informative and timely manner. Every year, upon announcing results, the Company has press conference and briefings with the investment community, and the executive Directors also have regular dialogue with institutional investors and financial analysis. In between times, the Company organized site visits and meetings for analysts to have in depth understanding of our products. The Company received coverage on its business and stock performance from leading financial commentators and research team of local and international securities houses.

The Company encourages its Shareholders to attend annual general meetings and all its other shareholders meetings to discuss progress and matters. The Chairman and Directors are available there to answer Shareholders' questions. All substantive resolutions at annual general meeting of the Company, insofar as the Listing Rules require, will be decided on a poll, which the Company's Branch Share Registrars in Hong Kong will conduct as scrutineer for the vote-taking and which results of poll by way of announcement the Company will publish in accordance with rule 2.07C as soon as possible posted on both the Stock Exchange's and the Company's own websites. The Chairman (and chairman of any shareholders meeting) will ensure that in all circulars to Shareholders, the Company will set out in full the procedures for and shareholders' rights in demanding voting by poll, and that in all the Company's Shareholders meetings, all efforts will be made to ensure compliance with the requirements of Rules 13.39(3) and (4) of the Listing Rules.

COMPLIANCE WITH APPENDIX 14 OF THE LISTING RULES

For the year under review, save for Code Provision A.4.2, the Company has complied with all the Code on Corporate Governance Practices set out in the Appendix 14 to the Listing Rules on the Stock Exchange. The Board believes that the underlying rationale for such a deviation, as mentioned in the corresponding section in its 2006 Annual Report, still holds. The Board is convinced that any risk of entrenchment in office of the Chairman and the Managing Director is well counteracted by its well-balanced Board mix and rotation policy, and the Company's interest is better served by having continuity in the leadership of its Chairman and Managing Director. The Board will continue to review and recommend such step and action as appropriate in the circumstances require.

Information on Directors who served during the year is as follows:

EXECUTIVE DIRECTOR

Dr. Che-woo Lui, GBS, MBE, JP, LLD, DSSc, DBA, aged 78, the founder of the Group, has been a Director since June 1989 and is the Chairman of the Company. Dr. Lui is also the Chairman and an executive director of GEG. He has over 50 years' experience in quarrying, construction materials and property development. He was the Founding Chairman of the Institute of Quarrying in UK (Hong Kong Branch) and the Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Founding Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Further, Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR. Dr. Lui was awarded the Gold Bauhinia Star by the Government of the HKSAR in July 2005. Dr. Lui has been again elected as a member of the Election Committee of the HKSAR in December 2006. Dr. Lui was honoured as the Business Person of the Year in DHL/SCMP Hong Kong Business Awards 2007 and the Lifetime Achievement Award by American Academy of Hospitality Sciences of 2007 respectively. Dr. Lui is the father of Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu.

Mr. Francis Lui Yiu Tung, aged 52, joined K. Wah group in 1979. He has been an executive Director since June 1989. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Shanghai Committee of the Chinese People's Political Consultative Conference and also a Committee Member of the 11th Chinese People's Political Consultative Conference. Mr. Lui is a son of Dr. Che-woo Lui and the younger brother of Ms. Paddy Tang Lui Wai Yu.

Mr. Eddie Hui Ki On, GBS, CBE, QPM, CPM, aged 64, joined the Group in 2003 as the Group Director, General Affairs and is presently the Managing Director (Acting) of the Company. He has been an executive Director since April 2003. Mr. Hui has been appointed the chairman of the remuneration committee of the Company in December 2005. Prior to joining the Group, he has served the Hong Kong Police Force for 38 years. He retired from the Police Force as Commissioner of Police in 2001. In 2001, Mr. Hui was awarded the Gold Bauhinia Star by the Government of the HKSAR. He is also a member of the Scout Association of Hong Kong and is currently the Assistant Chief Commissioner (International and Liaison) of the Association.

Mr. Lennon Lun Tsan Kau, aged 53, joined the Group in 1999 and has been an executive Director and the Deputy Managing Director of the Company since December 2001. Mr. Lun holds a master of science degree in Electronics and Computer Science from the University of California at Berkeley, USA and a master of business administration degree from the University of Hong Kong. Prior to joining the Group, he has held various senior executive and management positions in renowned multinational companies and has extensive operations experience in Mainland China.

Ms. Paddy Tang Lui Wai Yu, JP, aged 54, joined the K. Wah group in 1980 and has been an executive Director since June 1989. She is also an executive director of GEG. She holds a bachelor of commerce degree from McGill University, Canada and is a member of The Institute of Chartered Accountants in England and Wales. Ms. Tang was a member of the Election Committee of the HKSAR. She is also a member of various public and social service organizations, including the Board of Ocean Park Corporation, the Hong Kong Arts Development Council, the Statistic Advisory Board and the Standing Committee on Company Law Reform and Tourism Strategy Group and the Chairman of the board of Opera Hong Kong Limited. Ms. Tang was appointed the Justice of Peace by the Government of the HKSAR on 1 July 2005. Ms. Tang has been again elected as a member of the Election Committee of the HKSAR in December 2006. Ms. Tang is the daughter of Dr. Che-woo Lui and the elder sister of Mr. Francis Lui Yiu Tung.

NON EXECUTIVE DIRECTORS

Sir David Akers-Jones, KBE, GBM, CMG, Hon. RICS, JP, (Independent non-executive Director) aged 81, was Adviser to the boards of the Company and K. Wah Construction Materials Limited (now GEG) from 1989 to 1997. He has been a Director since July 1997 and became an independent non-executive Director since 1998. He holds non-executive director positions in various companies and is member of many charitable organizations. He was previously a member of the Hong Kong Civil Service and held senior appointments concluding with that of Chief Secretary and acting Governor before he retired in 1987. He was awarded the highest award of the Grand Bauhinia Medal in 2002 by the Government of the HKSAR.

Mr. Michael Leung Man Kin, CBE, JP, (Non-executive Director) aged 69, served the Group in 1998 as Deputy Chairman (Administration) until 2001, and then as an Adviser until 2006. He was an executive Director in September 1998 and has become a non-executive Director since March 2001. Mr. Leung has been a member of the audit committee of the Company since March 2005. Mr. Leung holds a BA (Hons) from the University of Hong Kong and a certificate in government and development from Oxford University, UK. He has served the

Hong Kong Government for 32 years in a wide range of top level positions, including Secretary for Transport, Secretary for Education and Manpower and Commissioner of the Independent Commission Against Corruption. He also served as an Official Member of the Legislative Council.

Dr. Philip Wong Kin Hang, GBS, JP, LLD, DH, (Non-executive Director) aged 75, has been a Director since June 1989. He became an independent non-executive Director since 2000 and re-designated as non-executive Director since March 2005. He was a member of the audit committee of the Company from 1999 to March 2005. Dr. Wong is a consultant of a Hong Kong firm of solicitors and is also a Notary Public and a China Appointed Attesting Officer. In addition, Dr. Wong is a director of Raymond Industrial Limited.

Dr. The Hon. Leo Lee Tung Hai, GBM, GBS, LLD, JP, (Independent non-executive Director) aged 86, has been a Director since June 1989 and has become an independent non-executive Director since 1998. Dr. Lee is the Chairman of the Tung Tai Group of Companies and an independent non-executive director or non-executive director of several publicly listed companies in Hong Kong. He is a member of a number of public services committees and heads many social service organizations, including as Vice President of the China Overseas Friendship Association, Chairman of Friends of Hong Kong Association, Adviser of the Advisory Board of the Tung Wah Group of Hospitals and Chairman of the Association of Chairmen of the Tung Wah Group of Hospitals. Dr. Lee served as a Standing Committee Member of the eighth and ninth National Committees of the Chinese People's Political Consultative Conference; an Adviser on Hong Kong Affairs to the Hong Kong & Macau Affairs Office of the State Council and Xinhua News Agency, Hong Kong Branch; a member of the Preparatory Committee for the Hong Kong Special Administrative Region; and a member of the Selection Committee for the First Government of the HKSAR. He has been honoured with awards by different governments, which include Cavaliere di Gran Croce of Italy, O.B.E. of Great Britain, Chevalier Legion d'Honneur of France, Commandeur de l'Ordre de Leopold II of Belgium and Gold Bauhinia Star of the Government of the HKSAR in 1999. Dr. Lee was awarded the highest honour of the Grand Bauhinia Medal in July 2006 by the Government of the HKSAR. In 2007, Dr. Lee has been honoured with the "Icebreaker Award" by The 48 Group Club as a recognition of his contribution to the promotion of Sino-UK trade relations. Dr. Lee has over 50 years of experience in business management.

Dr. Robin Chan Yau Hing, GBS, LLD, JP, (Independent non-executive Director) aged 75, has been a Director since June 1989 and has become an independent non-executive Director since 1998. A banker with over 40 years of experience, he is the Chairman of Asia Financial Holdings Limited, which is the holding company of Asia Insurance Company Limited. Dr. Chan is also an independent non-executive director of Chong Hing Bank Limited (formerly known as Liu Chong Hing Bank Limited). In addition, he is the Vice Chairman of All-China Federation of Returned Overseas Chinese, a Deputy to the Chinese National People's Congress and the Ex-officio Life Honorary Chairman of The Chinese General Chamber of Commerce, Hong Kong.

Dr. Charles Cheung Wai Bun, JP, (Independent non-executive Director) aged 71, joined the K. Wah group in 1986. He was appointed an executive Director in June 1989 and has been a non-executive Director since 1995. He is the chairman of the audit committee and a member of the remuneration committee of the Company. Dr. Cheung holds an honorary doctor's degree, a master's degree in business administration and a bachelor of science degree. He has over 30 years experience at senior management level of companies in various industries including over 22 years experience in banking. He is Chairman of Joy Harvest International Limited, Hong Kong. He is also an independent non-executive director and chairman of the audit committee of GEG, Shanghai Electric Group Company Limited, Pioneer Global Group Limited and Prime Investments Holdings Limited, which are companies listed on the Main Board of the Stock Exchange. Dr. Cheung is also a Senior Adviser of the Metropolitan Bank & Trust Company, Philippines. He was a former director and adviser of the Tung Wah Group of Hospitals and is a Vice Chairman of Guangdong Province Golf Association. He received the Director of the Year Award (Listed Company — Non-Executive Director) in 2002. He is also a Council Member of The Hong Kong Institute of Directors.

Mr. Robert George Nield, (Independent non-executive Director) aged 56, has been an independent non-executive Director and a member of the audit committee of the Company since September 2004. Mr. Nield has been a member of the remuneration committee of the Company since December 2005. He is a Fellow of The Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales and has over 30 years of experience in professional auditing and accounting. Mr. Nield worked for PwC from 1980 (partner since 1985) to 2002. In addition to being an audit partner, he was from time to time in charge of PwC's Computer Audit, Continuing Education and Human Resources departments. He retired from PwC in June 2002. Mr. Nield is the President of the Hong Kong Branch of the Royal Asiatic Society and a Director of Opera Hong Kong Limited.

SENIOR MANAGEMENT

Assisted by head of departments (including the Qualified Accountant), the executive Directors are under the direct responsibilities for the business and operations of the Group and the executive Directors are therefore regarded as the senior management of the Company.

Five Years Summary

	2003 HK$'000	2004 HK$'000	2005 HK$'000	2006 HK$'000	2007 HK$'000
CONSOLIDATED PROFIT AND LOSS STATEMENT					
Revenue	3,076,143	418,257	289,307	275,956	**4,799,504**
Profit before tax	183,220	231,153	393,249	1,008,763	**2,850,701**
Taxation (charge)/credit	(45,831)	1,461	(142,869)	(307,019)	**(220,621)**
Profit from continuing operations	137,389	232,614	250,380	701,744	**2,630,080**
Profit from discontinued operations	—	29,757	3,553,418	—	**—**
Minority interests	(17,009)	(21,157)	(159,750)	(472,041)	**(178,938)**
Profit attributable to shareholders	120,380	241,214	3,644,048	229,703	**2,451,142**
Earnings per share (HK cents)	6.2	12.1	157.7	9.5	**100.3**
Dividend per share (HK cents) (note 2)	3.0	6.0	53.7	3.5	**30.5**
CONSOLIDATED BALANCE SHEET					
Non-current assets	1,136,196	1,090,200	2,140,863	3,491,746	**3,799,234**
Associated companies and jointly controlled entities	553,128	508,389	577,261	575,502	**700,916**
Other non-current assets	433,227	440,947	2,698,833	4,486,676	**1,198,107**
Net current assets	2,884,322	4,389,180	2,033,802	2,206,072	**7,685,719**
Employment of capital	5,006,873	6,428,716	7,450,759	10,759,996	**13,383,976**
Financed by:					
Share capital	197,797	201,564	237,792	242,995	**245,869**
Reserves	2,333,890	2,471,190	5,078,878	7,221,368	**8,256,702**
Shareholders' funds	2,531,687	2,672,754	5,316,670	7,464,363	**8,502,571**
Minority interests	1,083,869	723,354	355,968	856,817	**1,056,774**
Long-term liabilities	1,302,184	2,773,224	1,567,857	1,914,731	**3,297,252**
Non-current liabilities	89,133	259,384	210,264	524,085	**527,379**
Capital employed	5,006,873	6,428,716	7,450,759	10,759,996	**13,383,976**
Net assets value per share (HK$)	1.28	1.34	2.30	3.07	**3.46**

Note:

1 The summary of 2003 has not been restated following the adoption of the new and revised Hong Kong Financial Reporting Standards in 2005.

2 Dividend in 2005 included the special interim dividend in specie of one GEG share for every ten shares of the Company.

Five Years Summary

Revenue
(HK$ Million)


3,076
418
289
276
4,800
2003 2004 2005 2006 2007
Year

Net Assets Value Per Share
(HK$)


1.28
1.34
2.30
3.07
3.46
2003 2004 2005 2006 2007
Year

Earnings Per Share
(HK Cents)


6.2
12.1
157.7
9.5
100.3
2003 2004 2005 2006 2007
Year

Dividend and Net Profit Attributable to Shareholders
(HK$ Million)


120
241
3,644
230
2,451
2003 2004 2005 2006 2007
Year
Net Profit Attributable to Shareholders
Dividend

Dividend Per Share
(HK Cents)


2
4
51.7
2.5
25
2003 2004 2005 2006 2007
Year
Special Dividend
Final Dividend
Interim Dividend

The Directors present their report together with the 2007 Financial Statements.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. Our principal subsidiaries and jointly controlled entities are primarily engaged in property development and property investment in Hong Kong, Mainland China and Singapore, and their activities are set out in note 38 to the 2007 Financial Statements.

RESULTS AND APPROPRIATIONS

The 2007 Financial Statements starting page 50 of this annual report set out the results of the Group for the year ended 31 December 2007.

An interim cash dividend of HK$0.025 per Share and a special interim cash dividend of HK$0.25 per Share were paid during the year. The Board recommends the payment of a final cash dividend of HK$0.03 per Share. Together, the total dividends per Share for the year amounting to HK$0.305 (2006: HK$0.035). Details of dividends are set out in note 15 to the 2007 Financial Statements.

SHARE CAPITAL

Note 29 to the 2007 Financial Statements contains details on the Company's share capital, and increase in issued share capital of the Company during the year due to the allotment of scrip dividends and exercise of share options.

CONVERTIBLE BONDS

Details of the 0.5% Guaranteed Convertible Bonds due 2009 during the year appear in note 32(c) to the 2007 Financial Statements.

DEALINGS IN LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Shares and bonds during the year.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in note 31 to the 2007 Financial Statements.

DONATIONS

During the year, the Group made charitable donations amounting to HK$113,713,000 (2006: HK$4,442,000).

PROPERTY, PLANT AND EQUIPMENT

Details of the movements in property, plant and equipment of the Group during the year are set out in note 17 to the 2007 Financial Statements.

SIGNIFICANT PROPERTIES

Details of the significant properties held by the Group as at 31 December 2007 for investment and development purposes are set out on pages 95 to 96 of this annual report.

DIRECTORS

The Directors who served during the year were Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung, Mr. Eddie Hui Ki On, Mr. Lennon Lun Tsan Kau, Ms. Paddy Tang Lui Wai Yu, Sir David Akers-Jones, Mr. Michael Leung Man Kin, Dr. Philip Wong Kin Hang, Dr. The Hon. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

Biographical details of the current Directors are set out on pages 37 to 38 of this annual report.

In accordance with Bye-law 109(A) of the Bye-laws and the corporate governance practices of the Company, Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang (both Non-executive Directors) and Dr. Charles Cheung Wai Bun and Mr. Robert George Nield (both Independent Non-Executive Directors) will retire by rotation at the forthcoming annual general meeting. Dr. Wong and Dr. Cheung have elected not to offer themselves for re-election and will retire at the conclusion of the forthcoming annual general meeting. Mr. Michael Leung and Mr. Robert Nield will offer themselves for re-election.

None of the Directors proposed for re-election has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Subject to the approval of Shareholders at the forthcoming annual general meeting, the following fees in respect of year ended 31 December 2007 will be paid to the Directors:

	Chairman HK$	Member HK$
The Board	120,000	100,000
Audit Committee	100,000	80,000
Remuneration Committee	50,000	40,000

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in this Directors' Report, no contracts of significance in relation to the Group's business, to which the Company or any of its subsidiaries was a party and in which a Director has or had a material beneficial interest, whether directly or indirectly, subsisted on 31 December 2007 or at any time during the year ended on that date.

DIRECTORS' INTERESTS IN SECURITIES

As of 31 December 2007, the interests and short positions of each Director in the Shares, underlying shares and debentures of the Company or its associated corporation (within the meaning of Part XV of the SFO and the details of any right to subscribe for Shares and of the exercise of such rights, as required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they are taken or deemed to have under such provisions of the SFO) or as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to Appendix 10 to the Listing Rules, were as follows:

(A) Shares

	Number of Shares				
Name of Directors	Personal Interests	Family Interests	Corporate Interests	Total	Approximate % of Issued Share Capital
Che-woo Lui	7,613,534	7,256,345[1]	1,326,706,115[2]	1,341,575,994	54.56
Francis Lui Yiu Tung	5,878,035	—	—	5,878,035	0.24
Eddie Hui Ki On	990,000	—	—	990,000	0.04
Lennon Lun Tsan Kau	2,678,046	—	—	2,678,046	0.11
Paddy Tang Lui Wai Yu	9,280,371	—	—	9,280,371	0.38
Sir David Akers-Jones	650,000	—	—	650,000	0.03
Michael Leung Man Kin	500,000	—	—	500,000	0.02
Philip Wong Kin Hang	1,101,226	—	—	1,101,226	0.04
Leo Lee Tung Hai	1,050,000	—	—	1,050,000	0.04
Robin Chan Yau Hing	1,436,563	—	—	1,436,563	0.06
Charles Cheung Wai Bun	1,107,239	—	—	1,107,239	0.05
Robert George Nield	1,000,000	—	—	1,000,000	0.04

Unless otherwise stated, all personal interests stated above were held by the respective Directors in the capacity of beneficial owners.

Notes:

(1) Dr. Che-woo Lui is deemed to be interested in 7,256,345 Shares through the interests of his spouse.

(2) These 1,326,706,115 Shares represent the aggregate of (i) 35,696,109 Shares held by Best Chance Investments Ltd., (ii) 3,095,377 Shares held by Po Kay Securities & Shares Company Limited, (iii) 8,286,000 Shares held by Favor Right Investments Limited, (iv) 1,086,035,985 Shares held by Super Focus Company Limited, (v) 135,435,613 Shares held by Premium Capital Profits Limited and (vi) 58,157,031 Shares held by Mark Liaison Limited. All the aforesaid companies are ultimately beneficially owned and controlled by Dr. Che-woo Lui.

(B) Underlying Shares — Share Options

Details are set out in the SHARE OPTION SCHEME section below.

All the interests stated above represent long positions.

Dr. Che-woo Lui was deemed to be interested in the issued share capital of every other subsidiary and jointly controlled entity of the Company.

Save as disclosed above, as of 31 December 2007, none of the Directors had any interests or short positions in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

SUBSTANTIAL SHAREHOLDERS' INTERESTS

As of 31 December 2007, the interests of every person (not being a Director or chief executive of the Company) in the Shares and underlying shares in the Company as recorded in the register required to be kept by the Company under section 336 of the SFO were as follows:

Name of Shareholders	Number of Shares (Long Position)	Approximate % of Issued Share Capital
Super Focus Company Limited	1,086,035,985 [1]	44.17
Penta Investment Advisers Limited	387,574,033 [2]	15.76
Mr. John Zwaanstra	387,574,033 [3]	15.76
Star II Limited	193,592,644 [1]	7.87
Penta Asia Fund, Ltd.	163,668,672 [4]	6.66
Mr. Todd Zwaanstra	163,668,672 [5]	6.66
Mercurius GP LLC	163,668,672 [6]	6.66

Notes:

(1) Super Focus Company Limited and Star II Limited are beneficially interest in 1,086,035,985 Shares and 193,592,644 Shares respectively and both are solely owned and controlled by Dr. Che-woo Lui.

(2) Penta Investment Advisers Limited, a company which is 100% controlled by Mr. John Zwaanstra, was interested in 387,574,033 Shares in the capacity of investment manager.

(3) These refer to the same interests in the 387,574,033 Shares referred to in note (2). Mr. John Zwaanstra was deemed to have interests in the Shares through his 100% interest in Penta Investment Advisers Limited. Mr. John Zwaanstra was also deemed to have interests in the Shares in which Penta Asia Fund, Ltd. and Mercurius GP LLC were interested through his control of more than one-third of the voting power of Penta Asia Fund, Ltd. and Mercurius GP LLC.

(4) The 163,668,672 Shares were held by Penta Master Fund, Ltd., a wholly-owned subsidiary of Penta Asia Fund, Ltd., and duplicate parts of the interests of Penta Investment Advisers Limited.

(5) Mr. Todd Zwaastra was deemed to have interests in the 163,668,672 Shares in which Penta Master Fund, Ltd. was interested pursuant to his control of more than one-third of the voting power of Penta Asia Fund, Ltd. as trustee of Mercurius Partners Trust, being a discretionary trust.

(6) Mercurius GP LLC was the founder of the Mercurius Partners Trust and was therefore deemed to have interests in the 163,668,672 Shares in which Mr. Todd Zwaanstra and Mercurius Partners Trust were interested.

There was duplication of interests of 387,574,033 Shares held by Penta Investment Advisers Limited, which is also interested by Mr. John Zwaanstra. Of these 387,574,033 Shares, 163,668,672 Shares are also deemed to be interested by: (a) Mr. Todd Zwaanstra through Penta Master Fund, Ltd. (wholly-owned by Penta Asia Fund, Ltd. in which Mr. Todd Zwaanstra controls more than one-third of the voting power) as trustee of the Mercurius Partners Trust (a discretionary trust), and (b) Mercurius GP LLC as founder of the Mercurius Partners Trust.

Save as disclosed above, as of 31 December 2007, the Company had not been notified by any persons who had interests or short positions in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO.

SHARE OPTION SCHEME

The Company's share option scheme adopted by the Shareholders at the annual general meeting on 30 May 2002 is summarized below:

(1) Purpose

To attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of option holders to Shareholders.

(2) Participants

(i) any employee of the Company or any affiliate and any senior executive or director of the Company or any affiliate; or

(ii) any consultant, agent, representative or adviser of the Company or any affiliate; or

(iii) any person who provides goods or services to the Company or any affiliate; or

(iv) any customer or contractor of the Company or any affiliate; or

(v) any business ally or joint venture partner of the Company or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company.

(3) Total number of Shares available for issue

Mandate Limit — Subject to the paragraph below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue as of 30 May 2002, being 187,563,607 Shares.

Overriding Limit — The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit as referred to in the above paragraph provided that the Company shall issue a circular to Shareholders before such approval is sought. The overriding limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares in issue from time to time.

As of the date of this annual report, the total number of Shares available for issue under the Share Option Scheme was 128,634,607 Shares, which represented approximately 5.23% of the issued share capital of the Company on that date.

(4) Maximum entitlement of each participant

The total number of Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the Shares in issue.

Subject to separate approval by the Shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting and provided that the Company shall issue a circular to Shareholders before such approval is sought, the Company may grant a participant options which would exceed this limit.

(5) Option period

The period within which the Shares must be taken up under an option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the Board in its absolute discretion. The Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to the Company on acceptance of the option offer. An offer must be accepted within 14 days from the date of grant (or such longer period as the Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the Shares on the date of grant;

(ii) the average closing prices of the Shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a Share.

(9) The remaining life of the Share Option Scheme

The life of the Share Option Scheme is 10 years commencing from 30 May 2002 and will expire on 29 May 2012.

Particulars of the movement of the options held by each of the Directors, the employees of the Company in aggregate and other participants granted under the Share Option Scheme or under any other share option schemes of the Company during the year ended 31 December 2007, were as follows:

		Number of options						
Holders	Date of grant	Held at 1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	Held at 31 December 2007	Exercise price per Share (HK$)	Exercise period
Che-woo Lui	21 Oct 2005	1,350,000	—	—	—	1,350,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	1,055,000	—	—	1,055,000	4.6360	27 Nov 2008–26 Nov 2017
Francis Lui Yiu Tung	21 Oct 2005	1,340,000	—	—	—	1,340,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	263,000	—	263,000	—	4.6360	27 Nov 2008–26 Nov 2017

Holder	Date of grant	Held at 1 January 2007	Granted during the year	Exercised during the year	Lapsed during the year	Held at 31 December 2007	Exercise price per Share	Exercise period
		Number of options						
Eddie Hui Ki On	21 Oct 2005	580,000	—	580,000[b]	—	—	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	410,000	—	—	410,000	4.6360	27 Nov 2008–26 Nov 2017
Lennon Lun Tsan Kau	21 Oct 2005	670,000	—	670,000[c]	—	—	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	433,000	—	—	433,000	4.6360	27 Nov 2008–26 Nov 2017
Paddy Tang Lui Wai Yu	21 Oct 2005	930,000	—	—	—	930,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	940,000	—	—	940,000	4.6360	27 Nov 2008–26 Nov 2017
Sir David Akers-Jones	28 Feb 2003	150,000	—	—	—	150,000	0.7200	1 Mar 2004–28 Feb 2013
	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Michael Leung Man Kin	21 Oct 2005	400,000	—	400,000[d]	—	—	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Philip Wong Kin Hang	21 Oct 2005	300,000	—	—	—	300,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Leo Lee Tung Hai	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Robin Chan Yau Hing	21 Oct 2005	500,000	—	—	—	500,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Charles Cheung Wai Bun	21 Oct 2005	600,000	—	—	—	600,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Robert George Nield	21 Oct 2005	500,000	—	500,000[b]	—	—	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	500,000	—	—	500,000	4.6360	27 Nov 2008–26 Nov 2017
Employees (in aggregate)	20 May 1998	33,000	—	—	33,000	—	0.5586	20 May 1999–19 May 2008
	30 Dec 1999	150,000	—	—	150,000	—	0.3600	30 Dec 2000–29 Dec 2009
	28 Feb 2003	272,000	—	223,000[e]	—	49,000	0.7200	1 Mar 2004–28 Feb 2013
	21 Oct 2005	*10,839,000	—	8,719,000[f]	—	2,120,000	1.9060	22 Oct 2006–21 Oct 2011
	27 Nov 2007	—	9,034,000	—	20,000	9,014,000	4.6360	27 Nov 2008–26 Nov 2017

* *On reclassification of 530,000 share options under "Directors" to "Employee" after the option holder ceased to be a director of the Company but became an employee of an affiliate of the Company.*

Note:

(a) The closing price of the Shares immediately before the date on which the options were granted was HK$4.640.

(b) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$4.800.

(c) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$4.950.

(d) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.560.

(e) The weighted average closing price of the Shares immediately before the dates on which the options were exercised during the year was HK$2.807.

(f) The weighted average closing price of the Shares immediately before the date on which the options were exercised during the year was HK$3.254.

On 27 November 2007, the Company granted 15,635,000 share options (all at subscription price of HK$4.636 per share) to Directors and selected employees of the Company and its affiliates, of which 283,000 has since lapsed.

The options granted were subject to a one-year vesting period. No options was cancelled during the year.

The fair value of the share options granted during the year is set out in note 30 to the 2007 Financial Statement.

Except for the Company's share option scheme, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire Shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS

(1) The sale to Permira Investment Vehicles of 452,500,000 shares of GEG ("Disposal") is a major and connected transactions under the Listing Rules, full details of which already appeared in the joint circular dated 5 November 2007 by the Company and GEG. Shareholders approved the Disposal in the special general meeting of the Company held on 21 November 2007.

(2) The Company and GEG are connected person with respect to each other. Continuing/recurring transactions between them are continuing connected transaction under the Listing Rules. In 2007, the Company had the following continuing connected transactions with GEG:

(i) The indirect subsidiaries of GEG continued to lease office units 1802, 1803, and 1804 on the 18th Floor of Shanghai K. Wah Centre from Jia Hui Da Real Estate Development Co. Ltd. Shanghai (an indirect 39.6% owned subsidiary of the Company) pursuant to 3 tenancy agreements entered into on 2 June 2005, details of which already appeared in the joint announcement of the Company and GEG dated 23 August 2005. These leases are for 3 years from 1 June 2005 to 31 May 2008. These continuing connected transactions were carried out during the year within the annual cap for 2007. The independent non-executive Directors have reviewed this continuing connected transactions and have confirmed that they were conducted and entered into in the ordinary and usual course of the Group's business, on normal commercial terms, in accordance with the relevant tenancy agreements governing such transactions, and on terms that are fair and reasonable and in the interest of the Company and its Shareholders as a whole.

(ii) The HK$330 million revolving facilities details of which appear in the Company's circular dated 5 August 2002 have expired on 12 September 2007 and have not been renewed.

(iii) The guarantee by the Company dated 5 March 1997 in favour of the Government of HKSAR in respect of Contract No.GE/96/10 for 17 years quarrying rights and rehabilitation of the quarry at Tai Sheung Tok, Anderson Road, Kowloon to KWP Quarry Co. Limited (a subsidiary of GEG) was subsisting at the year-end. Details of this continuing connected transaction appeared in the announcement of the Company dated 10 November 2006. The Company' has also referred to this guarantee in its annual reports since 1997. No annual cap was involved.

PRE-EMPTIVE RIGHTS

There are no shareholder pre-emptive rights as a matter of Bermuda law, either under statute or at common law.

DIRECTORS' COMPETING BUSINESS

Dr. Che-woo Lui is interested in several independently managed companies, which are also engaging in property investment, trading, and development. The business of these companies ("Competing Business") may compete, directly or indirectly, with the Group. Dr. Che-woo Lui, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu (collectively, the "Relevant Directors") are also the directors of certain holding companies of the Competing Business.

Notwithstanding that the Relevant Directors are also the executive Directors of the Company, the Group is able to carry on its business independently of — and at arm's length from — the Competing Business, given that the Company has a strong and independent Board with 7 out of 12 Directors being non-executive/independent non-executive Directors. These non-executive/independent non-executive Directors are professionals (audit/accounting and legal), prominent businessmen, or veteran high-ranking Hong Kong Government officials. The Company has established corporate governance procedures, which ensure investment opportunities and business performance are independently assessed and reviewed. The Relevant Directors are fully aware of their fiduciary duty to the Company, and will abstain from voting on any matter where there is, or there may be, a conflict of interest. The Directors therefore considered that the Group's interest is adequately safeguarded.

Same as disclosed above, there is no other competing business between the Directors and his/her respective associates and the Group.

PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the Directors at the date of this annual report, there was a sufficient prescribed public float of the issued shares of the Company under the Listing Rules.

FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years, as extracted from the 2007 Financial Statements and adjusted as appropriate, is shown on pages 39 to 40 of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

For the year ended 31 December 2007:

(1) The aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover;

(2) The aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the Group's five largest suppliers represented less than 30% of the Group total of such purchases.

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors) owns more than 5% of the Company's issued share capital, has any interest in the five largest customers or suppliers (not including or a capital nature).

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

AUDITORS

The 2007 Financial Statements have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for reappointment at the forthcoming annual general meeting.

On behalf of the Board

Che-woo Lui
Chairman

Hong Kong, 2 April 2008

Report of the Independent Auditors

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

TO THE SHAREHOLDERS OF
K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of K. Wah International Holdings Limited (the "Company") set out on pages 50 to 94, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated profit and loss statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

RESPONSIBILITY OF THE DIRECTORS FOR THE FINANCIAL STATEMENTS

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

RESPONSIBILITY OF THE AUDITORS

Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the judgement of the auditors, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Group and the Company as at 31 December 2007 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 2 April 2008

Consolidated Profit and Loss Statement

For the year ended 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
Revenue	7	**4,799,504**	275,956
Cost of sales		**(3,622,726)**	(159,761)
Gross profit		**1,176,778**	116,195
Other operating income		**190,115**	134,721
Administrative expenses		**(148,411)**	(126,605)
Other operating expenses	8(a)	**(138,155)**	(10,890)
Gain on disposal of non-current investments		**1,373,782**	—
Change in fair value of investment properties		**351,871**	957,958
Operating profit	8(b)	**2,805,980**	1,071,379
Finance costs	12	**(110,751)**	(71,891)
Share of profits of jointly controlled entities		**155,478**	9,275
Share of losses of associated companies		**(6)**	—
Profit before taxation		**2,850,701**	1,008,763
Taxation charge	13	**(220,621)**	(307,019)
Profit for the year		**2,630,080**	701,744
Attributable to:			
Shareholders		**2,451,142**	229,703
Minority interests		**178,938**	472,041
		2,630,080	701,744
Dividends			
Interim paid		**61,368**	24,187
Special interim paid		**614,673**	—
Proposed final		**73,771**	60,868
	15	**749,812**	85,055
		HK cents	HK cents
Earnings per share	16		
Basic		**100.27**	9.54
Diluted		**99.12**	9.47

Consolidated Balance Sheet

	Note	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	17	**52,732**	54,297
Investment properties	18	**3,679,112**	3,367,669
Leasehold land and land use rights	19	**67,390**	69,780
Jointly controlled entities	21	**700,920**	575,502
Associated companies	22	**(4)**	—
Non-current investments	23	**1,191,008**	4,477,084
Other non-current assets	24	**7,099**	9,592
		5,698,257	8,553,924
Current assets			
Development properties	25	**4,800,680**	5,309,940
Amounts due from jointly controlled entities	21	**2,454,691**	—
Amounts due from associated companies	22	**652,790**	—
Debtors and prepayments	26	**328,228**	283,504
Tax recoverable		**2,762**	46,590
Cash and bank balances	27	**2,444,742**	741,060
		10,683,893	6,381,094
Total assets		**16,382,150**	14,935,018
EQUITY			
Share capital	29	**245,869**	242,995
Reserves	31	**8,256,702**	7,221,368
Shareholders' funds		**8,502,571**	7,464,363
Minority interests		**1,056,774**	856,817
Total equity		**9,559,345**	8,321,180
LIABILITIES			
Non-current liabilities			
Borrowings	32	**3,297,252**	1,914,731
Deferred taxation liabilities	33	**527,379**	524,085
		3,824,631	2,438,816
Current liabilities			
Amounts due to jointly controlled entities	21	**56,286**	76,507
Creditors and accruals	28	**883,928**	2,890,998
Current portion of borrowings	32	**1,282,246**	1,196,256
Tax payable		**161,041**	11,261
Dividend payable		**614,673**	—
		2,998,174	4,175,022
Total liabilities		**6,822,805**	6,613,838
Total equity and liabilities		**16,382,150**	14,935,018

Che-woo Lui
Chairman and Executive Director

Paddy Tang Lui Wai Yu
Executive Director

Company Balance Sheet

As at 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
ASSETS			
Non-current assets			
Subsidiaries	20	**259,561**	259,561
Jointly controlled entities	21	**438,568**	438,568
		698,129	698,129
Current assets			
Amounts due from subsidiaries	20	**3,937,448**	2,721,104
Debtors and prepayments	26	**290**	420
Tax recoverable		**1,435**	1,435
Cash and bank balances	27	**133,704**	979
		4,072,877	2,723,938
Total assets		**4,771,006**	3,422,067
EQUITY			
Share capital	29	**245,869**	242,995
Reserves	31	**3,282,139**	2,908,430
Shareholders' funds		**3,528,008**	3,151,425
LIABILITIES			
Non-current liabilities			
Borrowings	32	**187,000**	150,000
Deferred taxation liabilities	33	**1,885**	1,885
		188,885	151,885
Current liabilities			
Creditors and accruals	28	**2,440**	2,757
Current portion of borrowings	32	**437,000**	116,000
Dividend payable		**614,673**	—
		1,054,113	118,757
Total liabilities		**1,242,998**	270,642
Total equity and liabilities		**4,771,006**	3,422,067

Che-woo Lui
Chairman and Executive Director

Paddy Tang Lui Wai Yu
Executive Director

Consolidated Cash Flow Statement

For the year ended 31 December 2007

	Note	2007 HK$'000	2006 HK$'000
Cash flows from operating activities			
Cash (used in)/generated from operations	34 (a)	**(3,160,319)**	1,237,616
Net tax paid		**(61,607)**	(47,230)
Interest paid		**(230,566)**	(181,844)
Net cash (used in)/from operating activities		**(3,452,492)**	1,008,542
Cash flows from investing activities			
Purchase of property, plant and equipment		**(4,526)**	(4,336)
Purchase of investment properties		**—**	(296,852)
Acquisition of jointly controlled entities		**(5)**	—
Acquisition of associated companies		**(2)**	—
Acquisition of additional interest in a subsidiary		**(9,483)**	—
Proceeds from disposal of property, plant and equipment		**1,190**	183
Proceeds from disposal of leasehold land and land use rights		**763**	—
Net proceeds from disposal of non-current investments		**3,713,207**	—
Purchase of other investments		**—**	(836)
Proceeds from disposal of other investments		**—**	44,841
Interest received		**46,099**	14,713
Dividends received from jointly controlled entities		**67,073**	30,041
Dividends received from listed investments		**—**	716
Net cash from/(used in) investing activities		**3,814,316**	(211,530)
Cash flows from financing activities	34 (b)		
Issue of new shares		**20,877**	6,650
Contribution from minority interests		**—**	969
New long-term bank loans		**1,496,094**	1,117,382
Repayment of long-term bank loans		**(764,592)**	(693,858)
Increase/(decrease) in short-term bank loans repayable after three months from date of advance		**639,438**	(654,351)
Dividends paid to shareholders		**(73,440)**	(16,830)
Net cash from/(used in) financing activities		**1,318,377**	(240,038)
Net increase in cash and bank balances		**1,680,201**	556,974
Cash and bank balances at beginning of year		**741,060**	255,206
Changes in exchange rates		**23,481**	(71,120)
Cash and bank balances at end of year		**2,444,742**	741,060

Consolidated Statement of Changes in Equity

	Share capital HK$'000	Reserves HK$'000	Shareholders' funds HK$'000	Minority interests HK$'000	Total HK$'000
At 31 December 2006	**242,995**	**7,221,368**	**7,464,363**	**856,817**	**8,321,180**
Exchange differences	**—**	**189,173**	**189,173**	**71,710**	**260,883**
Issue of shares upon exercise of share options	**1,109**	**19,768**	**20,877**	**—**	**20,877**
Shares issued as scrip dividends	**1,765**	**(1,765)**	**—**	**—**	**—**
Reserve arising on scrip dividends	**—**	**48,796**	**48,796**	**—**	**48,796**
Fair value of share options	**—**	**11,780**	**11,780**	**—**	**11,780**
Investment reserves realised	**—**	**(1,072,982)**	**(1,072,982)**	**—**	**(1,072,982)**
Change in fair value of non-current nvestments	**—**	**126,331**	**126,331**	**—**	**126,331**
Acquisition of additional interest in a subsidiary	**—**	**—**	**—**	**(50,691)**	**(50,691)**
Profit for the year	**—**	**2,451,142**	**2,451,142**	**178,938**	**2,630,080**
2006 final dividend	**—**	**(60,868)**	**(60,868)**	**—**	**(60,868)**
2007 interim dividend	**—**	**(61,368)**	**(61,368)**	**—**	**(61,368)**
2007 special interim dividend	**—**	**(614,673)**	**(614,673)**	**—**	**(614,673)**
At 31 December 2007	**245,869**	**8,256,702**	**8,502,571**	**1,056,774**	**9,559,345**
At 31 December 2005	237,792	5,078,878	5,316,670	355,968	5,672,638
Exchange differences	—	85,306	85,306	27,839	113,145
Conversion of convertible bonds, net of tax	3,404	50,548	53,952	—	53,952
Exercise of share options	456	6,194	6,650	—	6,650
Shares issued as scrip dividends	1,343	(1,343)	—	—	—
Reserve arising on scrip dividends	—	31,387	31,387	—	31,387
Fair value of share options	—	2,384	2,384	—	2,384
Change in fair value of non-current investments	—	1,786,528	1,786,528	—	1,786,528
Capital contributions from minority interests	—	—	—	969	969
Profit for the year	—	229,703	229,703	472,041	701,744
2005 final dividend	—	(24,030)	(24,030)	—	(24,030)
2006 interim dividend	—	(24,187)	(24,187)	—	(24,187)
At 31 December 2006	242,995	7,221,368	7,464,363	856,817	8,321,180

1 GENERAL INFORMATION

K. Wah International Holdings Limited (the "Company") is a limited liability company incorporated in Bermuda and has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and its principal place of business in Hong Kong is 29 Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

The principal activities of the Company and its subsidiaries (together the "Group") are property development and investment in Hong Kong, Singapore and Mainland China.

The financial statements have been approved by the Board of Directors on 2 April 2008.

2 BASIS OF PREPARATION

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") under the historical cost convention as modified by the revaluation of investment properties and non-current investments, which are carried at fair values.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the accounting policies of the Group. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 5 below.

In 2007, the Group adopted the following new standards, amendments and interpretations, which are relevant to its operations:

- HKAS 1 (Amendment) Presentation of Financial Statements: Capital Disclosures
- HK(IFRIC) – Int 8 Scope of HKFRS 2
- HK(IFRIC) – Int 9 Reassessment of Embedded Derivatives
- HK(IFRIC) – Int 10 Interim Reporting and Impairment
- HKFRS 7 Financial Instruments: Disclosures

The adoption of these new standards, amendments and interpretations does not have any significant effect on the accounting policies or result and financial position of the Group, whereas the adoption of HKAS 1 (Amendment) and HKFRS 7 requires additional disclosures relating to financial instruments and capital management in the financial statements.

The following standards, amendments and interpretations are effective for the accounting periods of the Group beginning on and after 1 January 2008 and have not been early adopted by the Group:

Effective for year ending 31 December 2008

- HK(IFRIC) – Int 11 HKFRS 2 – Group and Treasury Share Transactions

Effective for year ending 31 December 2009

- HKAS 1 (revised) Presentation of Financial Statements
- HKAS 23 (Amendment) Borrowing costs
- HKFRS 8 Operating Segments

The Group has already commenced an assessment of the impact of these standards, amendments and interpretations and considers that they will not have any significant impact on its results of operations and financial position.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements, which have been consistently applied to all the years presented, are set out below.

3.1 Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December and the share of post acquisition results and reserves of its jointly controlled entities and associated companies attributable to the Group.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the financial period are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities and associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill not yet written off.

3.2 Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a direct or indirect shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets acquired by the Group is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated profit and loss statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the balance sheet of the Company, investments in subsidiaries are carried at cost less impairment. The results of subsidiaries are accounted for by the Company on the basis of dividend income.

3.3 Minority interests

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated profit and loss statement. Purchases of equity interests from minority interests result in goodwill which is the difference between any consideration paid and the relevant share of the carrying value of net assets of the subsidiary being acquired. If the cost of acquisition is less than the relevant share of the carrying value of net assets acquired, the difference is recognised directly in the consolidated profit and loss statement.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.4 Jointly controlled entities

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the Group together with the other venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Investments in jointly controlled entities are accounted for under the equity method of accounting and are initially recognised at cost. The investments in jointly controlled entities of the Group include goodwill, net of any accumulated impairment, identified on acquisition. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies of the Group.

The share of post-acquisition profits or losses of jointly controlled entities attributable to the Group is recognised in the consolidated profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the interest in the jointly controlled entities held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the balance sheet of the Company, investments in jointly controlled entities are stated at cost less provision for impairment. The results of jointly controlled entities are accounted for by the Company on the basis of dividend income.

3.5 Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management, generally accompanying a shareholding of between 20% to 50% of the voting rights.

Investments in associated companies are accounted for under the equity method of accounting and are initially recognised at cost. The investments in associated companies of the Group include goodwill, net of any accumulated impairment, identified on acquisition. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies of the Group.

The share of post-acquisition profits or losses of associated companies attributable to the Group is recognised in the consolidated profit and loss statement, and the share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

When the share of losses of the Group in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivable, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the interest in the associated companies held by the Group. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

In the balance sheet of the Company, investments in associated companies are stated at cost less provision for impairment. The results of associated companies are accounted for by the Company on the basis of dividend income.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.6 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the share of the net identifiable assets of the acquired subsidiary, jointly controlled entity and associated company attributable to the Group at the effective date of acquisition and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition and the carrying amount of the proportion of the minority interests acquired. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Goodwill on acquisition of subsidiary is included in intangible assets while goodwill on acquisition of jointly controlled entity and associated company is included in investments in jointly controlled entities and associated companies. Goodwill is tested for impairment and carried at cost less accumulated impairment. Impairment on goodwill is not reversed.

If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognised directly in the consolidated profit and loss statement.

3.7 Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the carrying amount of the asset or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. The carrying amount of the replaced asset is derecognised. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

Buildings on leasehold land and improvements are depreciated over their respective lease periods using the straight-line method. Depreciation of other property, plant and equipment is calculated to write off their costs to their estimated residual values using the straight-line method over their estimated useful lives at rates as follows:

Plant and machinery	10%
Other assets	10 to 25%

The residual values and useful lives of the assets are reviewed and adjusted if appropriate, at each balance sheet date. Where the carrying amount of an asset is greater than its recoverable amount, it is written down immediately to its estimated recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss statement.

3.8 Investment properties

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property. Investment property comprises freehold land, land held under operating leases and buildings held under finance leases. Land held under operating leases is classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on valuations carried out by external valuers. Changes in fair values are recognised in the profit and loss statement. The fair value of investment property reflects, among other things, rental from current leases and assumptions about rental from future leases in the light of current market conditions.

3.8 Investment properties (cont'd)

Subsequent expenditure is charged to the carrying amount of the property only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. All other repairs and maintenance costs are expensed in the profit and loss statement during the financial period in which they are incurred.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes.

Property that is being constructed or developed for future use as investment property is classified as properties under development and carried at cost until construction or development is complete, at which time it is reclassified and subsequently accounted for as investment property.

If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this property at the date of transfer is recognised in equity as revaluation of property, plant and equipment. However, if the fair value gives rise to a reversal of a previous impairment, this write-back is recognised in the profit and loss statement. This revaluation reserve shall remain and be transferred to revenue reserve upon disposal of this property.

3.9 Impairment of non-financial assets

Assets that have an indefinite useful life or have not yet been available for use are not subject to amortisation, but are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each balance sheet date.

3.10 Investments

The Group classifies its investments in the categories of financial assets at fair value through profit or loss (other investments), loans and receivables, and available-for-sale investments. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

(a) *Financial assets at fair value through profit or loss (other investments)*

Financial assets at fair value through profit or loss (other investments) are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance sheet date. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the profit and loss statement, and subsequently carried at fair value.

(b) *Loans and receivable*

Loans and receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date and are classified as non-current assets. Loans and receivable are initially recognised at fair value and are subsequently carried at amortised cost using the effective interest method.

3.10 Investments (cont'd)

(c) *Available-for-sale investments*

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in the balance sheet under non-current investments unless management intends to dispose of the investment within twelve months of the balance sheet date. Available-for-sale investments are initially recognised at fair value plus transaction cost and subsequently carried at fair value.

Regular purchases and sales of investments are recognised on trade-date, which is the date on which the Group commits to purchase or sell the asset. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Realised and unrealised gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss are included in the profit and loss statement in the financial period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary investments classified as available-for-sale are recognised in equity. When investments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the profit and loss statement as gains or losses from the investments. The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted investments), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered as an indicator in determining whether the investments are impaired. If any such evidence exists for available-for-sale investments, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment on that investment previously recognised in the profit and loss statement is removed from equity and recognised in the profit and loss statement. Impairment recognised in the profit and loss statement on equity investments is not reversed through the profit and loss statement.

3.11 Development properties

Development properties are included under current assets and comprise leasehold land and land use rights at cost less amortisation, construction costs, an appropriate proportion of overhead expenditure and interest attributable to the development, less provisions for possible losses. Completed properties held for sale are carried at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

The cost of acquiring land held under operating leases is amortised on a straight-line basis over the lease term. During the course of development or re-development of the property, the amortisation charge is included as part of the costs of the property under development. In all other cases, the amortisation charge is recognised in the profit and loss statement.

3.12 Debtors

Debtors are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment, which is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivable. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy and default or delinquency in payments are considered indicators that the trade debtor is impaired. The amount of the provision is the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of debtors is reduced through the use of an allowance account and the amount of the provision is recognised in the profit and loss statement within other operating expenses. When a debtor is uncollectible, it is written off against the allowance account for debtors. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the profit and loss statement.

3.13 Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

3.14 Share capital

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

When the Company re-purchases its ordinary shares, the consideration, including any directly attributable incremental costs, net of tax, is deducted from equity attributable to the shareholders and the shares are cancelled.

3.15 Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Transaction costs are incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability including fees and commissions to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchange, and transfer taxes and duties. Borrowings are subsequently stated at amortised cost; any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the profit and loss statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

3.16 Convertible bonds

(a) *Convertible bonds with equity component*

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is determined using a market interest rate for an equivalent non-convertible note. The remainder of the proceeds is allocated to the conversion option as equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.16 Convertible bonds (cont'd)

(a) *Convertible bonds with equity component (cont'd)*

The liability component is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity. The equity component is recognised in equity, net of any tax effects.

When the note is converted, the relevant equity component and the carrying amount of the liability component at the time of conversion, are transferred to share capital and share premium for the shares issued. When the note is redeemed, the relevant equity component is transferred to revenue reserve.

(b) *Convertible bonds without equity component*

All other convertible bonds which do not exhibit the characteristics mentioned in (a) above are accounted for as hybrid instruments consisting of an embedded derivative and a host debt contract.

At initial recognition, the embedded derivative of the convertible bonds is accounted for as derivative financial instruments and is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as liability under the contract. Transaction costs that relate to the issue of the convertible note are allocated to the liability under the contract.

The derivative component is subsequently carried at fair value and changes in fair value are recognised in the profit and loss statement. The liability under the contract is subsequently carried at amortised cost, calculated using the effective interest method, until extinguished on conversion or maturity.

When the note is converted, the carrying amount of the liability under the contract together with the fair value of the relevant derivative component at the time of conversion are transferred to share capital and share premium as consideration for the shares issued. When the note is redeemed, any difference between the redemption amount and the carrying amounts of both components is recognised in the profit or loss statement.

3.17 Trade creditors

Trade creditors are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

3.18 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessors are classified as operating leases. The up-front prepayments made for leasehold land and land use rights are amortised on a straight-line basis over the period of the lease except where the property is classified as an investment property or where there is impairment, the impairment is expensed in the profit and loss statement. The amortisation of leasehold land and land use rights is capitalised as part of the costs of the property when the leasehold land is under development.

3.19 Provisions

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, before any tax effects, that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

3.20 Current and deferred taxation

The current taxation charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the subsidiaries, jointly controlled entities and associated companies operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be payable to the tax authorities.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred taxation asset is realised or the deferred taxation liability is settled.

Deferred taxation assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.21 Employee benefits

(a) *Employee entitlements, benefits and bonuses*

Contributions to publicly or privately administered defined contribution retirement or pension plans on a mandatory, contractual or voluntary basis are recognised as employee benefit expense in the financial period when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(b) *Share-based compensation*

The fair value of the employee services received in exchange for the grant of the options under the equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the estimates of the number of options that are expected to become exercisable are revised. The impact of the revision of original estimates, if any, is recognised in the profit and loss statement with a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

3.22 Borrowing costs

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the financial period in which they are incurred.

3.23 Revenue recognition

Revenue comprises the fair value of the consideration for the sale of properties, goods and services in the ordinary course of the activities of the Group. Revenue is shown, net of value-added tax, business tax, returns, rebates and discounts, allowances for credit and other revenue reducing factors.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria for each of the activities have been met. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the activities have been resolved. Estimates are based on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

(a) *Sales of properties*
Sales of properties are recognised when the risk and rewards of the property have been passed to the purchasers.

(b) *Rental income*
Rental income net of any incentives given to the lessees is recognised over the periods of the respective leases on a straight-line basis.

(c) *Sales of goods*
Sales of goods are recognised when the goods are delivered and legal title is transferred to the purchasers.

(d) *Interest income*
Interest income is recognised on a time proportion basis using the effective interest method, taking into account the principal amounts outstanding and the interest rates applicable.

(e) *Dividend income*
Dividend income is recognised when the right to receive payment is established.

3.24 Foreign currencies

(a) *Functional and presentation currency*
Transactions included in the financial statements of each of the entities in the Group are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The financial statements are presented in Hong Kong dollar, which is the functional and presentation currency of the Company.

(b) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rates ruling at the balance sheet date are recognised in the profit and loss statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

3.24 Foreign currencies (cont'd)

(b) *Transactions and balances (cont'd)*

Translation differences on non-monetary financial assets held at fair value through profit or loss are recognised in the profit and loss statement as part of the fair value gain or loss. Translation differences on non-monetary available-for-sale investments are included in the exchange reserve in equity.

(c) *Group companies*

The results and financial position of all the entities in the Group that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the rates of exchange ruling at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the profit and loss statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the rates of exchange ruling at the balance sheet date.

3.25 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

3.26 Dividend distribution

Dividend distribution to the shareholders of the Company is recognised as a liability in the financial statements in the financial period in which the dividend payable becomes legal and constructive obligations of the Company.

4 FINANCIAL RISK MANAGEMENT

The major financial instruments of the Group include trade and other receivables, amounts due from jointly controlled entities and associated companies, bank deposits, non-current investments, other non-current assets, trade and other creditors, amounts due to minority shareholders and jointly controlled entities and bank loans. The activities of the Group expose it to a variety of financial risks: market risk (including foreign exchange risk, interest rate risk, and other price risk), credit risk and liquidity risk. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Risk management is carried out by the management of the Group under the supervision of the Board of Directors. The management of the Group identifies, evaluates and manages significant financial risks in the individual operating units of the Group. The Board provides guidance for overall risk management.

4 FINANCIAL RISK MANAGEMENT (cont'd)

4.1 Financial risk factor

4.1.1. *Market risk*

(i) Foreign exchange risk

The Group operates in Hong Kong, Mainland China, Singapore and Japan and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to Renminbi ("RMB").

Foreign exchange risk mainly arises from future commercial transactions, recognised assets and liabilities, which are denominated in a currency that is not the functional currency of the Group.

The Group monitors foreign exchange exposure and considers to enter into forward foreign exchange contracts to reduce exposure where necessary.

At 31 December 2007, if Hong Kong dollar had weakened or strengthened by 1% (2006: 1%) against RMB, with all other variables held constant, profit before taxation for the year would have been higher or lower by approximately HK$6 million (2006: HK$3 million).

(ii) Interest rate risk

The Group is exposed to cash flow interest rate risk due to the fluctuation of the prevailing market interest rate on bank deposits and bank loans which carry at prevailing market interest rates.

The interest rate risk arises from long-term borrowings. Borrowings with variable rates expose the Group to cash flow interest rate risk. Borrowings with fixed rates expose the Group to fair value in interest rate risk.

The Group has followed a policy of developing long-term banking facilities to match its long-term investments in Hong Kong and Mainland China. The policy also involves close monitoring of interest rate movements and replacing and entering into new banking facilities when favourable pricing opportunities arise.

At 31 December 2007, if interest rates had been increased or decreased by 1% (2006: 1%) with all other variables held constant, the profit before taxation for the year would decrease or increase by approximately HK$21 million (2006: HK$23 million).

(iii) Price risk

The Group is exposed to equity securities price risk through investments held by the Group classified as available-for-sale investments or other investments.

4.1.2. Credit risk

The Group has no significant concentration of credit risk with any single counterparty or group of counterparties. The Group has policies in place to ensure that sales of products are made to customers with an appropriate credit history. The Group reviews the recoverable amount of the debtors on a regular basis and an allowance for doubtful debts is made where there is an identified loss.

In addition, the Group reviews the recoverable amount of each debtor at each balance sheet date to ensure that adequate provision is made for irrecoverable amounts.

The credit risk on liquid funds is limited because the counterparties are banks with high credit rankings. Management does not expect any losses from non-performance by these banks.

4.1 Financial risk factor (cont'd)

4.1.3. *Liquidity risk*

Liquidity risk is the risk that the Group is unable to meet its current obligations when they fall due.

The Group measures and monitors its liquidity through the maintenance of prudent ratios regarding to the liquidity structure of the overall assets, liabilities, loans and commitments of the Group.

The Group also maintains a conservative level of liquid assets to ensure the availability of sufficient cash flows to meet any unexpected and material cash requirements in the course of ordinary business. In addition, standby facilities are established to provide contingent liquidity support.

The contractual maturity of the Group and the Company for its financial liabilities, drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group and the Company is required to pay and include both interest and principal, is set out below.

Group

	Within 1 year HK$'000	Between 1 and 2 years HK$'000	Between 2 and 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
At 31 December 2007					
Bank loans	**1,490,427**	**1,653,722**	**1,949,000**	**—**	**5,093,149**
Convertible bonds	**200**	**36,641**	**—**	**—**	**36,841**
Trade creditors	**559,432**	**—**	**—**	**—**	**559,432**
Other creditors	**240,508**	**—**	**—**	**—**	**240,508**
Amounts due to jointly controlled entities	**56,286**	**—**	**—**	**—**	**56,286**
Amounts due to minority shareholders	**83,988**	**—**	**—**	**—**	**83,988**
Total	**2,430,841**	**1,690,363**	**1,949,000**	**—**	**6,070,204**
At 31 December 2006					
Bank loans	1,344,314	646,555	1,409,352	—	3,400,221
Convertible bonds	200	200	36,641	—	37,041
Trade creditors	160,331	—	—	—	160,331
Other creditors	101,773	—	—	—	101,773
Amounts due to jointly controlled entities	76,507	—	—	—	76,507
Amounts due to minority shareholders	107,026	—	—	—	107,026
Total	1,790,151	646,755	1,445,993	—	3,882,899

Company

	Within 1 year HK$'000	Between 1 and 2 years HK$'000	Between 2 and 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
At 31 December 2007					
Bank loans	**459,008**	**191,825**	**—**	**—**	**650,833**
Other creditors	**2,440**	**—**	**—**	**—**	**2,440**
Total	**461,448**	**191,825**	**—**	**—**	**653,273**
At 31 December 2006					
Bank loans	127,679	155,450	—	—	283,129
Other creditors	2,757	—	—	—	2,757
Total	130,436	155,450	—	—	285,886

4 FINANCIAL RISK MANAGEMENT (cont'd)

4.2 Capital risk management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of borrowings and equity. In order to maintain a balance of its overall capital structure, the payment of dividends, issue of new share as well as the issue of new debts or the redemption of existing debts.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio, which is calculated as net borrowings to total assets excluding cash and bank balances. Net borrowings is calculated as total borrowings, including current and non-current borrowings, less cash and bank balances.

The actual gearing ratio is calculated as follows:

	2007 HK$'000	2006 HK$'000
Total borrowings	**4,579,498**	3,110,987
Less: Cash and bank balances	**2,444,742**	741,060
Net borrowings	**2,134,756**	2,369,927
Total assets excluding cash and bank balances	**13,937,408**	14,193,958
Gearing ratio	**15%**	17%

The improvement in the gearing ratio during the financial year resulted primarily from the increase in net profit and corresponding cash inflows.

4.3 Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

In assessing the fair value of non-trading securities and other financial assets, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date.

The fair values of long-term borrowings are estimated using the expected future payments discounted at market interest rates.

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year, debtors, bank balances, creditors and current borrowings are assumed to approximate their fair values.

5 CRITICAL ACCOUNTING ESTIMATES AND ADJUSTMENTS

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below:

(a) Current and deferred taxation and land appreciation tax

Significant judgement is required in determining the provision for taxation. There are many transactions and calculations for which the ultimate determination is uncertain during the ordinary course of business. Where the final taxation outcome of these matters is different from the amounts that were initially recorded, such difference will impact the provision for current and deferred taxation in the financial period in which such determination is made.

The Group is subject to land appreciation tax in the Mainland China. However, the actual implementation of this tax is uncertain amongst local tax authorities. Accordingly, significant judgement is required in determining the amount of the land appreciation tax and its related tax provision. The Group recognises the land appreciation tax based on best estimates according to the understanding of the tax rules. The final taxation outcome could be different from the amounts that were initially recorded, and these differences will impact the costs of sales and provision for taxation in the financial period in which such determination is made.

Deferred taxation assets relating to certain temporary differences and tax losses are recognised when management considers to be probable that future taxable profit will be available against which the temporary differences or tax losses can be utilised. The outcome of their actual utilisation may be different.

(b) Fair value of investment properties

The fair values of investment properties are determined by independent valuers on an open market for existing use basis. In making the judgement, consideration is given to assumptions that are mainly based on market conditions existing at the balance sheet date, expected rental from future leases in the light of current market conditions and appropriate capitalisation rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

(c) Provision for development properties

The Group assesses the carrying amounts of properties under development and completed properties for sale according to their net realisable value based on the realisability of these properties, taking into account estimated costs to completion based on past experience and estimated net sales value based on prevailing market conditions. Provision is made when events or changes in circumstances indicate that the carrying amounts may not be realised. The assessment requires the use of judgement and estimates.

(d) Impairment of assets

The Group tests at each balance sheet date whether goodwill or assets that have indefinite useful lives have suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash-generating unit is determined based on value-in-use calculations. These calculations require the use of estimates, such as discount rates, future profitability and growth rates.

(e) Convertible bonds

The fair value of convertible bonds is estimated by independent professional valuers and the Directors based on actual transactions of the financial instruments in the market or transactions of similar financial instruments generally represent the best estimate of the market value.

5 CRITICAL ACCOUNTING ESTIMATES AND ADJUSTMENTS (cont'd)

(f) Share-based payments

The fair value of options granted is estimated by independent professional valuers based on the various assumptions on volatility, life of options, dividend paid out rate and annual risk-free interest rate, excluding the impact of any non-market vesting conditions, which generally represent the best estimate of the fair value of the options at the date of granting the options.

6 SEGMENT INFORMATION

The Group is principally engaged in property development and investment in Hong Kong, Mainland China and Singapore. In Japan, the Group carries on trading of plant and machinery. There are no other significant identifiable separate businesses. In accordance with the internal financial reporting and operating activities of the Group, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, properties, amounts due from jointly controlled entitites and associated companies, debtors and prepayments and mainly exclude non-current investments, cash and bank balances and tax recoverable. Segment liabilities comprise mainly creditors and accruals and amounts due to jointly controlled entities. There are no sales or trading transactions between the business segments.

(A) Business segments

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31 December 2007				
Revenue	4,595,884	203,620	—	4,799,504
Operating profit	1,287,336	4,054	1,514,590	2,805,980
Finance costs				(110,751)
Share of profits of jointly controlled entities	155,478	—	—	155,478
Share of losses of associated companies	(6)	—	—	(6)
Profit before taxation				2,850,701
Taxation charge				(220,621)
Profit for the year				2,630,080
Capital expenditure	(3,956)	(570)	—	(4,526)
Depreciation	(3,169)	(233)	—	(3,402)
Amortisation	(9,989)	—	—	(9,989)
Gain on disposal of non-current investments	—	—	1,373,782	1,373,782
Change in fair value of investment properties	351,871	—	—	351,871
As at 31 December 2007				
Segment assets	12,029,614	12,282	3,639,338	15,681,234
Jointly controlled entities	700,920	—	—	700,920
Associated companies	(4)	—	—	(4)
Total assets				16,382,150
Total liabilities	923,939	10,926	5,887,940	6,822,805

6 SEGMENT INFORMATION (cont'd)

(A) Business segments (cont'd)

	Properties HK$'000	Trading HK$'000	Unallocated HK$'000	Total HK$'000
Year ended 31 December 2006				
Revenue	203,075	72,881	—	275,956
Operating profit	998,981	893	71,505	1,071,379
Finance costs				(71,891)
Share of profits of jointly controlled entities	9,275	—	—	9,275
Profit before taxation				1,008,763
Taxation charge				(307,019)
Profit for the year				701,744
Capital expenditure	(4,269)	(67)	—	(4,336)
Depreciation	(3,061)	(104)	—	(3,165)
Amortisation	(5,877)	—	—	(5,877)
Change in fair value of investment properties	957,958	—	—	957,958
Gain on disposal of other investments	—	—	4,879	4,879
As at 31 December 2006				
Segment assets	9,077,991	15,838	5,265,687	14,359,516
Jointly controlled entities	575,502	—	—	575,502
Total assets				14,935,018
Total liabilities	2,953,352	11,377	3,649,109	6,613,838

(b) Geographical segments

	Revenue HK$'000	Operating profit/(loss) HK$'000	Capital expenditure HK$'000	Total assets HK$'000
Year ended 31 December 2007				
Hong Kong	**2,712,077**	**2,119,588**	**1,102**	**8,039,272**
Mainland China	**1,869,707**	**622,541**	**2,835**	**8,069,370**
Singapore	**14,100**	**59,717**	**19**	**248,913**
Japan	**203,620**	**4,134**	**570**	**24,595**
	4,799,504	**2,805,980**	**4,526**	**16,382,150**
Year ended 31 December 2006				
Hong Kong	10,780	(34,097)	1,049	7,798,305
Mainland China	177,785	1,091,324	3,192	6,933,816
Singapore	14,510	13,234	28	181,831
Japan	72,881	918	67	21,066
	275,956	1,071,379	4,336	14,935,018

7 REVENUE

	2007 HK$'000	2006 HK$'000
Sale of properties	**4,383,262**	6,263
Rental income	**212,622**	196,812
Sale of goods	**203,620**	72,881
	4,799,504	275,956

8 OPERATING PROFIT

(a) Other operating expenses include donations of HK$113,713,000 (2006: HK$4,442,000) to charitable organisations.

(b) Operating profit is stated after crediting:

	2007 HK$'000	2006 HK$'000
Interest income from banks	**24,913**	13,547
Interest income from mortgage loans	**863**	1,166
Interest income from other loan	**20,323**	—
Excess of fair value of net assets acquired over the cost of additional interest in a subsidiary	**41,208**	—
Net exchange gains	**94,552**	56,788
Dividend income from listed investments	**—**	716
Gain on disposal of other investments	**—**	4,879

and after charging:

	2007 HK$'000	2006 HK$'000
Cost of inventories sold	**189,869**	64,345
Depreciation (net of amount capitalised under properties under development of HK$2,104,000 (2006: HK$1,410,000))	**3,402**	3,165
Amortisation for leasehold land and land use rights (net of amount capitalised under properties under development of HK$34,818,000 (2006: HK$29,440,000))	**9,989**	5,877
Staff costs including Directors' remuneration (c)	**114,516**	99,789
Donations	**113,713**	4,442
Auditors' remuneration		
Audit services		
Provision for the year	**1,324**	1,423
Underprovision for prior years	**410**	519
Non-audit services	**540**	517
Loss on disposal of property, plant and equipment	**716**	89
Loss on disposal of leasehold land and land use rights	**951**	—
Operating lease rental for land and buildings	**2,392**	5,648
Outgoings in respect of investment properties		
Direct operating expense of investment properties that generate rental income	**3,746**	2,992
Direct operating expense of investment properties that did not generate rental income	**160**	332

(c) Staff costs include the fair value of share options of HK$11,780,000 (2006: HK$2,384,000).

9 DIRECTORS' REMUNERATION

Name	Directors' fee HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contributions HK$'000	Share options (a) HK$'000	2007 Total HK$'000	2006 Total HK$'000
Che-woo Lui	100	4,725	333	480	795	**6,433**	5,521
Francis Lui Yiu Tung	80	1,050	83	105	—	**1,318**	1,498
Eddie Hui Ki On	130	2,730	217	12	309	**3,398**	2,911
Lennon Lun Tsan Kau	80	2,555	165	178	326	**3,304**	2,587
Paddy Tang Lui Wai Yu	80	2,000	111	176	708	**3,075**	1,985
Sir David Akers-Jones	80	—	—	—	377	**457**	80
Michael Leung Man Kin	160	—	—	—	377	**537**	468
Philip Wong Kin Hang	80	—	—	—	377	**457**	128
Leo Lee Tung Hai	80	—	—	—	377	**457**	138
Robin Chan Yau Hing	80	—	—	—	377	**457**	138
Charles Cheung Wai Bun	220	—	—	—	377	**597**	250
Robert George Nield	200	—	—	—	377	**577**	219
William Lo Chi Chung (b)	80	—	—	—	—	**80**	1,984
Alex Wu Shu Chih (c)	—	—	—	—	—	**—**	2
	1,450	13,060	909	951	4,777	**21,147**	17,909

(a) The value of the share options granted to the Directors under the share option scheme of the Company represented the fair value of those options charged to the profit and loss statement for the year in accordance with the accounting policies of the Group.

(b) Resigned

(c) Deceased

10 FIVE HIGHEST PAY INDIVIDUALS

The five individuals whose emoluments were the highest in the Group for the year include four (2006: four) Directors whose emoluments are reflected in note 9 above. The emoluments of the remaining one (2006: one) individual is as follows:

	2007 HK$'000	2006 HK$'000
Salaries and other emoluments	**2,495**	1,731
Retirement benefits	**12**	153
Discretionary bonuses	**—**	161
Share options	**215**	80
	2,722	2,125

11 RETIREMENT BENEFIT SCHEMES

The Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance ("ORSO") and Mandatory Provident Fund ("MPF") Schemes Ordinance. All the assets under the schemes are held separately from the Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Schemes Ordinance while contributions to the ORSO Scheme are based on a percentage ranging from 5% to 10% (depending upon the length of employment) of the basic salary of the employee, minus the mandatory contributions to the MPF Scheme. The contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to the full vesting of the contributions of the Group on the employees.

11 RETIREMENT BENEFIT SCHEMES (cont'd)

Employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial governments under which the Group is required to make monthly defined contributions to those plans at rates ranging from 20% to 22% of the basic salaries of the employees, depending upon the applicable local regulations. The Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The retirement benefit schemes cost charged to the profit and loss statement during the year comprises contributions made by the Group to the schemes of HK$4,696,000 (2006: HK$4,825,000), less forfeitures of HK$626,000 (2006: HK$317,000), leaving HK$1,000 (2006: HK$201,000) available at the balance sheet date to reduce future contributions.

12 FINANCE COSTS

	2007 HK$'000	2006 HK$'000
Interest expense		
Bank loans, overdrafts and others	**230,365**	181,485
Finance cost of convertible bonds	**1,863**	2,414
Capitalised as cost of properties under development	**(121,477)**	(112,008)
	110,751	71,891

The capitalisation rates applied to funds borrowed generally and used for the development of properties are between 5% and 6% per annum (2006: 4% to 5% per annum).

13 TAXATION CHARGE

	2007 HK$'000	2006 HK$'000
Current		
Hong Kong profits tax	**53,034**	2,933
Overseas	**197,407**	1,473
Deferred (note 33)	**(29,820)**	302,613
	220,621	307,019

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the year after setting off available tax losses brought forward.

Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the Group operates.

Land appreciation tax in Mainland China is levied at progressive rates ranging from 30% to 60% on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including lease charges of land use rights and all property development expenditures, which is included in the profit and loss statement as taxation charge.

On 16 March 2007, the National People's Congress approved the new Corporate Income Tax Law in Mainland China ("New CIT Law"), which will reduce the corporate income tax rate from 33% to 25% with effect from 1 January 2008. Since the deferred taxation assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, the change in the applicable tax rate has affected the determination of the carrying values of deferred taxation assets and liabilities of the subsidiaries and jointly controlled entities of the Group located in Mainland China.

13 TAXATION CHARGE (cont'd)

The taxation charge on the profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the Group operates, as follows:

	2007 HK$'000	2006 HK$'000
Profit before taxation	**2,850,701**	1,008,763
Share of profits of jointly controlled entities	**(155,478)**	(9,275)
Share of losses of associated companies	**6**	—
	2,695,229	999,488
Tax calculated at applicable tax rate	**578,571**	336,301
Income not subject to taxation	**(246,015)**	(7,315)
Expenses not deductible for taxation purposes	**17,222**	2,215
Utilisation of previously unrecognised tax losses	**(8,091)**	(33,173)
Tax loss not recognised	**13,590**	8,956
Change in tax rate	**(139,960)**	—
Over provision in previous years	**5,304**	35
Taxation charge	**220,621**	307,019

14 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$1,032,039,000 (2006: HK$57,157,000).

15 DIVIDENDS

	2007 HK$'000	2006 HK$'000
Interim cash dividend of 2.5 HK cents (2006: scrip dividend with a cash option of 1 HK cent) per share	**61,368**	24,187
Special interim cash dividend of 25 HK cents (2006: nil) per share (a)	**614,673**	—
Proposed final cash dividend of 3 HK cents (2006: scrip dividend with a cash option of 2.5 HK cents) per share (b)	**73,771**	60,868
	749,812	85,055
The dividends have been partially settled by cash as follows:		
Interim	**61,368**	8,074
Final	**—**	12,072
	61,368	20,146

(a) On 18 December 2007, the Board of Directors declared a special interim cash dividend of HK$0.25 (2006: nil) per share. The special interim dividend was paid on 25 January 2008.

(b) The Board of Directors recommended a final cash dividend in respect of 2007 of 3 HK cents (2006: 2.5 HK cents) per share. This dividend will be accounted for as an appropriation of revenue reserve in the year ending 31 December 2008.

16 EARNINGS PER SHARE

The calculation of basic and diluted earnings per share for the year is based on the following:

	2007 HK$'000	2006 HK$'000
Profit attributable to shareholders	**2,451,142**	229,703
Effect of dilutive potential shares		
Interest on convertible bonds, net of tax	**1,536**	1,992
Profit for calculation of diluted earnings per share	**2,452,678**	231,695

	Number of shares 2007	2006
Weighted average number of shares for calculating basic earnings per share	**2,444,603,000**	2,407,931,000
Effect of dilutive potential shares		
Convertible bonds	**21,277,000**	30,629,000
Share options	**8,628,000**	7,613,000
Weighted average number of shares for calculating diluted earnings per share	**2,474,508,000**	2,446,173,000

17 PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings HK$'000	Plant and machinery HK$'000	Other assets HK$'000	Total HK$'000
Cost				
At 31 December 2005	55,124	2,500	24,491	82,115
Exchange differences	671	100	354	1,125
Additions	—	—	4,336	4,336
Disposals	—	—	(3,539)	(3,539)
At 31 December 2006	55,795	2,600	25,642	84,037
Exchange differences	1,047	178	748	1,973
Additions	—	—	4,526	4,526
Disposals	(2,489)	—	(1,826)	(4,315)
At 31 December 2007	**54,353**	**2,778**	**29,090**	**86,221**
Accumulated depreciation				
At 31 December 2005	10,446	—	17,695	28,141
Exchange differences	67	4	220	291
Charge for the year	1,162	230	3,183	4,575
Disposals	—	—	(3,267)	(3,267)
At 31 December 2006	11,675	234	17,831	29,740
Exchange differences	100	25	527	652
Charge for the year	1,158	241	4,107	5,506
Disposals	(775)	—	(1,634)	(2,409)
At 31 December 2007	**12,158**	**500**	**20,831**	**33,489**
Net book value				
At 31 December 2007	**42,195**	**2,278**	**8,259**	**52,732**
At 31 December 2006	44,120	2,366	7,811	54,297

17 PROPERTY, PLANT AND EQUIPMENT (cont'd)

Buildings with carrying values of HK$42,195,000 (2006: HK$42,278,000) were pledged to secure the banking facilities of the Group. Other assets comprise cruiser, furniture and equipment, leasehold improvements and motor vehicles.

18 INVESTMENT PROPERTIES

Group

	2007 HK$'000	2006 HK$'000
At beginning of year	**3,367,669**	2,016,387
Exchange differences	**203,809**	96,472
Additions	**—**	296,852
Transfer from development properties	**65,763**	—
Transfer to development properties	**(310,000)**	—
Change in fair value	**351,871**	957,958
At end of year	**3,679,112**	3,367,669

(a) Investment properties held under medium-term leases in Mainland China and Hong Kong amounting to HK$3,059,964,000 (2006: HK$2,822,590,000) and HK$312,000,000 (2006: nil) respectively, were valued at 31 December 2007 on an open market value basis by Savills Valuation and Professional Services Limited, independent professional valuers. Investment properties held under long-term leases in Hong Kong amounting to HK$150,000,000 (2006: HK$448,000,000) were valued at 31 December 2007 on an open market value basis by CB Richard Ellis Limited, independent professional valuers. Investment properties held under long-term leases in Singapore amounting to HK$157,148,000 (2006: HK$97,079,000) were valued at 31 December 2007 on an open market value basis by Chesterton International Property Consultants Pte Ltd., independent professional valuers.

(b) Investment properties with carrying values of HK$3,163,693,000 (2006: HK$3,229,669,000) were pledged to secure the banking facilities of the Group.

(c) The Group had no unprovided contractual obligations for future repairs and maintenance of the investment properties.

19 LEASEHOLD LAND AND LAND USE RIGHTS

Group

	2007 HK$'000	2006 HK$'000
At beginning of year	**69,780**	70,502
Exchange differences	**60**	34
Disposals	**(1,714)**	—
Amortisation	**(736)**	(756)
At end of year	**67,390**	69,780
Long-term lease in Hong Kong	**66,461**	67,143
Medium-term lease in Mainland China	**929**	2,637
	67,390	69,780

The interests in leasehold land and land use rights represent prepaid operating lease payments. Leasehold land and land use rights with carrying values of HK$67,390,000 (2006: HK$68,035,000) were pledged to secure the banking facilities of the Group.

20 SUBSIDIARIES

	2007 HK$'000	2006 HK$'000
Unlisted shares, at cost	**259,561**	259,561

Amounts due from subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

Details of subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the Group are given in note 38(a).

21 JOINTLY CONTROLLED ENTITIES

Group

	2007 HK$'000	2006 HK$'000
At beginning of year	**575,502**	577,261
New investments	**5**	—
Share of results	**155,478**	9,275
Share of exchange reserve	**37,008**	19,007
Dividends	**(67,073)**	(30,041)
At end of year	**700,920**	575,502

The share of the aggregate amounts of the assets, liabilities and results of the jointly controlled entities attributable to the Group is as follows:

	2007 HK$'000	2006 HK$'000
Assets		
Non-current assets	**245,845**	237,966
Current assets	**3,891,153**	1,256,942
Liabilities		
Non-current liabilities	**(466,615)**	—
Current liabilities	**(2,969,463)**	(919,406)
Net assets	**700,920**	575,502
Revenue	**411,707**	18,721
Profit after taxation	**155,478**	9,275

Company

	2007 HK$'000	2006 HK$'000
Unlisted shares, at cost	**438,568**	438,568

Amounts due from/to jointly controlled entities are unsecured, non-interest bearing and have no fixed terms of repayment. As at 31 December 2006 and 2007, no amounts due from such entities were past due or impaired.

Details of jointly controlled entities of the Group are given in note 38(b). The jointly controlled entities do not have any material contingent liabilities as at 31 December 2007.

22 ASSOCIATED COMPANIES

Group

	2007 HK$'000	2006 HK$'000
At beginning of year	—	—
New investments	2	—
Share of results	(6)	—
At end of year	(4)	—

The share of the aggregate amounts of the assets, liabilities and results of the associated companies attributable to the Group is as follows:

	2007 HK$'000	2006 HK$'000
Assets		
Current assets	1,293,686	—
Liabilities		
Non-current liabilities	(641,550)	—
Current liabilities	(652,140)	—
Net liabilities	(4)	—
Revenue	—	—
Loss after taxation	(6)	—

Amounts due from associated companies are unsecured, non-interest bearing and have no fixed terms of repayment. As at 31 December 2007, no amounts due from such entities were past due or impaired.

Details of associated companies of the Group are given in note 38(c). The associated companies do not have any material contingent liabilities as at 31 December 2007.

23 NON-CURRENT INVESTMENTS

Group

	2007 HK$'000	2006 HK$'000
Listed equity securities, at fair value	1,191,008	4,477,084

The listed securities represent the Group's 4.1% (2006: 18.7%) equity interest in Galaxy Entertainment Group Limited ("GEG"), which is incorporated and listed in Hong Kong. The principal activities of GEG are gaming, sale, manufacture and distribution of construction materials.

24 OTHER NON-CURRENT ASSETS

Group

	2007 HK$'000	2006 HK$'000
Mortgage loans	**7,099**	9,592

Mortgage loans are advances to purchasers of development properties of the Group and are secured by second mortgages on the related properties. The current portion of the loans is included under other debtors. The Group has recognised an impairment of HK$362,000 (2006: HK$615,000) for its mortgage loans during the year and included in other operating expenses in the profit and loss statement.

25 DEVELOPMENT PROPERTIES

Group

	Completed HK$'000	Under development HK$'000	2007 HK$'000	2006 HK$'000
Leasehold land and land use rights	526,716	1,444,634	**1,971,350**	1,860,997
Development costs	626,401	2,202,929	**2,829,330**	3,448,943
	1,153,117	3,647,563	**4,800,680**	5,309,940

The leasehold land and land use rights represent prepaid operating lease payments and under the following terms:

	Hong Kong HK$'000	Mainland China HK$'000	Singapore HK$'000	2007 HK$'000	2006 HK$'000
Long-term lease	350,920	1,087,794	38,085	**1,476,799**	1,018,740
Medium-term lease	494,551	—	—	**494,551**	842,257
	845,471	1,087,794	38,085	**1,971,350**	1,860,997

26 DEBTORS AND PREPAYMENTS

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Trade debtors, net of provision	**125,175**	12,713	**—**	—
Other debtors, net of provision	**31,291**	70,447	**—**	—
Prepayments and deposits	**171,762**	200,344	**290**	420
	328,228	283,504	**290**	420

Trade debtors mainly comprise receivable for sales of goods and rental. Rental from tenants is due and payable in advance. The terms for sales of goods vary and are determined with reference to the prevailing marketing conditions.

26 DEBTORS AND PREPAYMENTS (cont'd)

The debtors and prepayments are denominated in the following currencies:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong dollar	**126,054**	178,056	**290**	420
RMB	**190,318**	89,196	**—**	—
Japanese Yen	**11,651**	15,505	**—**	—
Singapore dollar	**205**	747	**—**	—
	328,228	283,504	**290**	420

The aging analysis of the trade debtors of the Group based on the date of the invoice and net of provision for bad and doubtful debts is as follows:

	2007 HK$'000	2006 HK$'000
Within one month	**123,689**	5,923
Two to three months	**1,179**	2,492
Four to six months	**249**	2
Over six months	**58**	4,296
	125,175	12,713

The carrying amounts of the debtors and prepayments approximate to their fair value based on prevailing market interest rate. There is no concentration of credit risk with respect to trade debtors as the Group has a large number of customers. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

The Group has recognised an impairment of HK$362,000 (2006: HK$615,000) for its trade and other debtors during the year and included in other operating expenses in the profit and loss statement. As at 31 December 2007, trade and other debtors of HK$2,094,000 (2006: HK$3,654,000) were impaired and full provision has been made. Movements on the provision are as follows:

	2007 HK$'000	2006 HK$'000
At beginning of year	**3,654**	4,199
Provision	**362**	615
Written off as uncollectible	**(1,922)**	(1,160)
At end of year	**2,094**	3,654

27 CASH AND BANK BALANCES

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Cash at bank and in hand	**1,376,505**	156,419	**1,704**	979
Short-term bank deposits	**1,068,237**	584,641	**132,000**	—
	2,444,742	741,060	**133,704**	979

The effective interest rate on short-term bank deposits is 3% (2006: 3%) and these deposits have an average maturity of 12 days (2006: 23 days).

The bank balances include HK$426,079,000 (2006: HK$534,995,000) which have been pledged or assigned for specific purposes under certain conditions.

The cash and bank balances are denominated in the following currencies:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong dollar	**1,631,930**	403,796	**133,704**	979
RMB	**328,478**	329,208	**—**	—
United States dollar	**468,434**	3,757	**—**	—
Others	**15,900**	4,299	**—**	—
	2,444,742	741,060	**133,704**	979

28 CREDITORS AND ACCRUALS

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Trade creditors	**559,432**	160,331	**—**	—
Other creditors	**38,670**	18,993	**1,738**	1,507
Amounts due to minority shareholders	**83,988**	107,026	**—**	—
Accrued operating expenses	**63,718**	17,586	**702**	1,250
Advanced proceeds on sale of properties	**66,988**	2,521,869	**—**	—
Deposits received	**71,132**	65,193	**—**	—
	883,928	2,890,998	**2,440**	2,757

Amounts due to minority shareholders are unsecured, carry interest at prevailing market rates and have no fixed terms of repayments.

28 CREDITORS AND ACCRUALS (cont'd)

The creditors and accruals are denominated in the following currencies:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong dollar	**437,139**	1,417,409	**2,440**	2,757
RMB	**430,717**	1,459,103	**—**	—
Japanese Yen	**10,926**	11,377	**—**	—
Singapore dollar	**5,146**	3,109	**—**	—
	883,928	2,890,998	**2,440**	2,757

The carrying amounts of the creditors and accruals approximate to their fair value based on prevailing market interest rate.

The aging analysis of the trade creditors of the Group based on the dates of the invoices is as follows:

	2007 HK$'000	2006 HK$'000
Within one month	**506,973**	157,736
Two to three months	**2,474**	2,376
Four to six months	**174**	77
Over six months	**49,811**	142
	559,432	160,331

29 SHARE CAPITAL

	2007		2006	
	Shares of HK$0.10 each	HK$'000	Shares of HK$0.10 each	HK$'000
Authorised:				
At beginning and end of year	**5,000,000,000**	**500,000**	5,000,000,000	500,000
Issued and fully paid:				
At beginning of year	**2,429,947,502**	**242,995**	2,377,921,049	237,792
Share options exercised (a)	**11,092,000**	**1,109**	4,553,000	456
Conversion of convertible bonds (b)	**—**	**—**	34,042,547	3,404
Issued as scrip dividends	**17,651,006**	**1,765**	13,430,906	1,343
At end of year	**2,458,690,508**	**245,869**	2,429,947,502	242,995

(a) During the year, share options to subscribe for 11,092,000 (2006: 4,553,000) shares were exercised, of which HK$1,109,000 (2006: HK$456,000) was credited to share capital and HK$22,268,000 (2006: HK$6,819,000) to the share premium account and HK$2,500,000 (2006: HK$625,000) was debited to share option reserve.

(b) For the year ended 31 December 2006, convertible bonds with face value of HK$64,000,000 were converted into 34,042,547 shares of the Company, of which HK$3,404,000 was credited to share capital and the balance to the share premium account.

30 SHARE OPTION SCHEME

The Company operates a share option scheme under which options to subscribe for shares in the Company may be granted to Directors, senior executives or employees of the Company or its affiliates and other qualifying grantees. Options are exercisable at a price equal to the average closing prices of the shares for the five business days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00. The vesting period is one year. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than ten years from the date of grant of the option.

Movements in the number of share options outstanding and their related weighted average exercise prices during the year are as follows:

	2007		2006	
	Average exercise price HK$	Number of share options	Average exercise price HK$	Number of share options
At beginning of year	**1.8643**	**18,614,000**	1.7865	23,477,000
Granted	**4.6360**	**15,635,000**	—	—
Exercised	**1.8822**	**(11,092,000)**	1.4604	(4,553,000)
Lapsed	**2.9709**	**(466,000)**	1.9060	(310,000)
At end of year	**3.7426**	**22,691,000**	1.8643	18,614,000
Vested at end of year	**1.8738**	**7,339,000**	1.8643	18,614,000

The weighted average share price at the date of exercise for share options exercised during the year was HK$3.473 (2006: HK$2.451).

The options outstanding at 31 December 2007 have exercise prices ranging from HK$0.72 to HK$4.636 (2006: HK$0.36 to HK$1.906) with weighted average remaining contractual life of 7.96 years (2006: 4.84 years).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

		Number of share options	
Exercise period	Exercise price per share HK$	2007	2006
Directors			
1 March 2004 to 28 February 2013	0.7200	**150,000**	150,000
22 October 2006 to 21 October 2011	1.9060	**5,020,000**	7,700,000
27 November 2008 to 26 November 2017	4.6360	**6,338,000**	—
Employees and others			
20 May 1999 to 19 May 2008	0.5586	—	33,000
30 December 2000 to 29 December 2009	0.3600	—	150,000
1 March 2004 to 28 February 2013	0.7200	**49,000**	272,000
22 October 2006 to 21 October 2011	1.9060	**2,120,000**	10,309,000
27 November 2008 to 26 November 2017	4.6360	**9,014,000**	—
		22,691,000	18,614,000

The fair value of options granted during the year, as determined by using the Black-Scholes valuation model, was HK$23.6 million. The significant inputs into the model were share price of HK$4.47 at the valuation date, exercise price at the date of granting the options, expected volatility of 46%, expected life of options of 5.5 years, expected dividend paid out rate of 3% and annual risk-free interest rate of 2.87%. The volatility measured at the standard deviation of expected share price returns was based on statistical analysis of daily share prices over the past 5.5 years.

31 RESERVES

(a) Group

	Share premium HK$'000	Share option reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Convertible bonds reserve HK$'000	Investment reserve HK$'000	Exchange reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
As 31 December 2006	1,638,237	4,142	99,089	13	482	8,888	1,298,373	125,674	4,046,470	7,221,368
Exchange differences	–	–	–	–	–	–	–	189,173	–	189,173
Exercise of share options	22,268	(2,500)	–	–	–	–	–	–	–	19,768
Shares issued as scrip dividends	(1,765)	–	–	–	–	–	–	–	–	(1,765)
Reserve arising on scrip dividends	–	–	–	–	–	–	–	–	48,796	48,796
Fair value of share options	–	11,780	–	–	–	–	–	–	–	11,780
Investment reserves realised	–	–	–	–	–	–	(1,072,982)	–	–	(1,072,982)
Change in fair value of non-current investments	–	–	–	–	–	–	126,331	–	–	126,331
Profit for the year	–	–	–	–	–	–	–	–	2,451,142	2,451,142
2006 final dividend	–	–	–	–	–	–	–	–	(60,868)	(60,868)
2007 interim dividend	–	–	–	–	–	–	–	–	(61,368)	(61,368)
2007 special interim dividend	–	–	–	–	–	–	–	–	(614,673)	(614,673)
At 31 December 2007	1,658,740	13,422	99,089	13	482	8,888	351,722	314,847	5,809,499	8,256,702
Retained by:										
Company and subsidiaries	1,658,740	13,422	99,089	13	482	8,888	351,722	249,321	5,556,878	7,938,555
Jointly controlled entities	–	–	–	–	–	–	–	65,526	252,627	318,153
Associated companies	–	–	–	–	–	–	–	–	(6)	(6)
	1,658,740	13,422	99,089	13	482	8,888	351,722	314,847	5,809,499	8,256,702
As 31 December 2005	1,567,992	2,383	99,089	13	482	23,109	(488,155)	40,368	3,833,597	5,078,878
Exchange differences	–	–	–	–	–	–	–	85,306	–	85,306
Conversion of convertible bonds, net of tax	64,769	–	–	–	–	(14,221)	–	–	–	50,548
Exercise of share options	6,819	(625)	–	–	–	–	–	–	–	6,194
Shares issued as scrip dividends	(1,343)	–	–	–	–	–	–	–	–	(1,343)
Reserve arising on scrip dividends	–	–	–	–	–	–	–	–	31,387	31,387
Fair value of share options	–	2,384	–	–	–	–	–	–	–	2,384
Change in fair value of non-current investments	–	–	–	–	–	–	1,786,528	–	–	1,786,528
Profit for the year	–	–	–	–	–	–	–	–	229,703	229,703
2005 final dividend	–	–	–	–	–	–	–	–	(24,030)	(24,030)
2006 interim dividend	–	–	–	–	–	–	–	–	(24,187)	(24,187)
At 31 December 2006	1,638,237	4,142	99,089	13	482	8,888	1,298,373	125,674	4,046,470	7,221,368
Retained by:										
Company and subsidiaries	1,638,237	4,142	99,089	13	482	8,888	1,298,373	97,156	3,950,913	7,097,293
Jointly controlled entities	–	–	–	–	–	–	–	28,518	95,557	124,075
	1,638,237	4,142	99,089	13	482	8,888	1,298,373	125,674	4,046,470	7,221,368

31 RESERVES (Cont'd)

(b) Company

	Share premium HK$'000	Share option reserve HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Convertible bonds reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
As 31 December 2006	1,638,237	4,142	213,560	13	8,888	1,043,590	2,908,430
Exercise of share options	22,268	(2,500)	–	–	–	–	19,768
Shares issued as scrip dividends	(1,765)	–	–	–	–	–	(1,765)
Reserve arising on scrip dividends	–	–	–	–	–	48,796	48,796
Fair value of share options	–	11,780	–	–	–	–	11,780
Profit for the year	–	–	–	–	–	1,032,039	1,032,039
2006 final dividend	–	–	–	–	–	(60,868)	(60,868)
2007 interim dividend	–	–	–	–	–	(61,368)	(61,368)
2007 special interim dividend	–	–	–	–	–	(614,673)	(614,673)
At 31 December 2007	**1,658,740**	**13,422**	**213,560**	**13**	**8,888**	**1,387,516**	**3,282,139**
As 31 December 2005	1,567,992	2,383	213,560	13	23,109	1,003,263	2,810,320
Conversion of convertible bonds, net of tax	64,769	–	–	–	(14,221)	–	50,548
Exercise of share options	6,819	(625)	–	–	–	–	6,194
Shares issued as scrip dividends	(1,343)	–	–	–	–	–	(1,343)
Reserve arising on scrip dividends	–	–	–	–	–	31,387	31,387
Fair value of share options	–	2,384	–	–	–	–	2,384
Profit for the year	–	–	–	–	–	57,157	57,157
2005 final dividend	–	–	–	–	–	(24,030)	(24,030)
2006 interim dividend	–	–	–	–	–	(24,187)	(24,187)
At 31 December 2006	1,638,237	4,142	213,560	13	8,888	1,043,590	2,908,430

The distributable reserves of the Company at 31 December 2007, under the Companies Act 1981 of Bermuda (as amended), amounted to HK$1,601,076,000 (2006: HK$1,257,150,000).

32 BORROWINGS

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Long-term bank loans (a)				
Secured	**1,885,244**	2,185,046	**—**	—
Unsecured	**1,969,950**	843,021	**316,000**	250,000
	3,855,194	3,028,067	**316,000**	250,000
Convertible bonds (c)	**34,435**	32,773	**—**	—
	3,889,629	3,060,840	**316,000**	250,000
Short-term bank loans (a)				
Unsecured	**689,869**	50,147	**308,000**	16,000
	4,579,498	3,110,987	**624,000**	266,000
Current portion included in current liabilities	**(1,282,246)**	(1,196,256)	**(437,000)**	(116,000)
	3,297,252	1,914,731	**187,000**	150,000

The long-term bank loans are repayable within the following periods:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Within one year	**592,377**	1,146,109	**129,000**	100,000
Between one to two years	**1,506,777**	558,844	**187,000**	150,000
Between two to five years	**1,756,040**	1,323,114	**—**	—
	3,855,194	3,028,067	**316,000**	250,000

(a) The carrying amounts of the long-term and short-term bank loans approximate to their fair value based on prevailing market interest rate. The effective interest rate is approximately 5.2% (2006: 4.6%).

(b) The borrowings are denominated in the following currencies:

	Group		Company	
	2007 HK$'000	2006 HK$'000	2007 HK$'000	2006 HK$'000
Hong Kong dollar	**3,712,387**	2,643,677	**624,000**	266,000
RMB	**674,805**	286,255	**—**	—
Others	**192,306**	181,055	**—**	—
	4,579,498	3,110,987	**624,000**	266,000

32 BORROWINGS (Cont'd)

(c) In March 2004, the Group issued an aggregate amount of HK$864,260,000 0.5% guaranteed convertible bonds due in March 2009. The bonds are listed on the Luxembourg Stock Exchange and are convertible into shares of the Company on or after 23 April 2004 up to their maturity by 8 March 2009. The initial conversion price was HK$2.25 per share, which was adjusted to HK$1.88 per share in November 2005 and HK$1.86 per share in January 2008 due to the payment of the special interim dividends. The bonds are redeemable at 91.49% of their principal amount on 23 March 2009 according to relevant terms and conditions of the bonds.

During the year, no convertible bonds (2006: HK$64,000,000) have been converted into (2006: 34,042,547) shares of the Company and the remaining face value of convertible bonds amounted to HK$40,000,000 (2006: HK$40,000,000) were carried at amortised cost.

The fair value of the liability component of the convertible bonds at 31 December 2007 amounted to HK$34 million (2006: HK$32 million). The fair value is calculated using the cash flows discounted at a rate based on the borrowing rate of 5.6% (2006: 6.5%). Interest expense on the bonds is calculated using the effective interest method by applying the effective interest rate of 5.5% to the liability component.

33 DEFERRED TAXATION LIABILITIES

Group

	Tax losses HK$'000	Other provisions HK$'000	Deferred taxation assets HK$'000	Accelerated depreciation allowance HK$'000	Fair value gains HK$'000	Convertible bonds HK$'000	Others HK$'000	Deferred taxation liabilities HK$'000	Total HK$'000
At 31 December 2005	—	(1,112)	(1,112)	718	125,341	4,901	80,416	211,376	210,264
Exchange differences	—	(44)	(44)	556	11,122	—	2,590	14,268	14,224
Conversion of convertible bonds	—	—	—	—	—	(3,016)	—	(3,016)	(3,016)
(Credited)/charged to profit and loss statement	(20,977)	(923)	(21,900)	27,854	305,424	—	(8,765)	324,513	302,613
At 31 December 2006	(20,977)	(2,079)	(23,056)	29,128	441,887	1,885	74,241	547,141	524,085
Exchange differences	—	(46)	(46)	2,214	26,989	—	3,957	33,160	33,114
Charged/(credited) to profit and loss statement	20,977	1,597	22,574	7,900	(39,862)	—	(20,432)	(52,394)	(29,820)
At 31 December 2007	**—**	**(528)**	**(528)**	**39,242**	**429,014**	**1,885**	**57,766**	**527,907**	**527,379**

Deferred taxation assets and liabilities are offset when there is a legally enforceable right to offset taxation assets against taxation liabilities and when the deferred taxes relate to the same fiscal authority. The above liabilities are determined after appropriate offsetting of the relevant amounts.

Except the tax losses, all the other deferred taxation assets and liabilities are expected to be recovered or settled after twelve months.

Deferred taxation assets of HK$64,037,000 (2006: HK$57,260,000) arising from unused tax losses and other temporary differences totalling of HK$364,785,000 (2006: HK$302,785,000) have not been recognised in the financial statements. Unused tax losses of HK$319,487,000 (2006: HK$275,218,000) have no expiry date and the balance will expire at various dates up to and including 2012.

33 DEFERRED TAXATION LIABILITIES (Cont'd)

Company

	2007 HK$'000	2006 HK$'000
Convertible Bonds		
At beginning of year	1,885	4,901
Conversion of convertible bonds	—	(3,016)
At end of year	1,885	1,885

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash (used in)/generated from operations

	2007 HK$'000	2006 HK$'000
Operating profit	2,805,980	1,071,379
Depreciation	3,402	3,165
Amortisation of leasehold land and land use rights	9,989	5,877
Gain on disposal of non-current investments	(1,373,782)	—
Gain on disposal of other investments	—	(4,879)
Change in fair value of investment properties	(351,871)	(957,958)
Interest income	(46,099)	(14,713)
Dividend income	—	(716)
Loss on disposal of property, plant and equipment	716	89
Loss on disposal of leasehold land and land use rights	951	—
Impairment of trade and other debtors	592	—
Provision for mortgage loans receivable	1,494	615
Share options expenses	11,780	2,384
Excess of fair value of net assets acquired over the cost of additional interest in a subsidiary	(41,208)	—
Operating profit before working capital changes	1,021,944	105,243
Decrease/(increase) in development properties	1,078,937	(970,483)
Increase in amounts due from jointly controlled entities	(2,454,691)	—
Increase in amounts due from associated companies	(652,790)	—
Increase in debtors and prepayments	(45,098)	(148,946)
Decrease/(increase) in mortgage loans receivable	781	(1,943)
(Decrease)/increase in creditors and accruals	(2,109,402)	2,253,745
Cash (used in)/generated from operations	(3,160,319)	1,237,616

34 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(b) Analysis of changes in financing

	Share capital and share premium HK$'000	Minority interests HK$'000	Loans HK$'000	Total HK$'000
At 31 December 2005	1,805,784	355,968	3,375,737	5,537,489
Change in exchange rates	—	27,839	14,426	42,265
Transfer from share option reserve	625	—	—	625
Conversion of convertible bonds	68,173	—	(48,349)	19,824
Share of profits of minority interests	—	472,041	—	472,041
Cash flows from/(used in) financing activities	6,650	969	(230,827)	(223,208)
At 31 December 2006	1,881,232	856,817	3,110,987	5,849,036
Change in exchange rates	—	71,710	95,909	167,619
Transfer from share option reserve	2,500	—	—	2,500
Acquisition of additional interest in a subsidiary	—	(50,691)	—	(50,691)
Share of profits of minority interests	—	178,938	—	178,938
Effective interest of convertible bonds	—	—	1,662	1,662
Cash flows from financing activities	20,877	—	1,370,940	1,391,817
At 31 December 2007	**1,904,609**	**1,056,774**	**4,579,498**	**7,540,881**

35 COMMITMENTS

Group

(a) Contracted but not provided for

	2007 HK$'000	2006 HK$'000
Commitments in respect of property developments	**1,308,684**	903,543

(b) Operating lease commitments

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	2007 HK$'000	2006 HK$'000
Within one year	**1,147**	1,317
Between one to five years	**1,468**	—
	2,615	1,317

35 COMMITMENTS (Cont'd)

Group (Cont'd)

(c) Operating lease rental receivables

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	2007 HK$'000	2006 HK$'000
Within one year	**194,753**	198,741
Between one to five years	**204,485**	202,789
After five years	**—**	715
	399,238	402,245

36 GUARANTEES

The Company has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries, a jointly controlled entity and associated companies amounting to HK$6,044,917,000 (2006: HK$4,556,608,000), HK$775,000,000 (2006: nil) and HK$1,008,750,000 (2006: nil), respectively, of which HK$3,231,891,000 (2006: HK$2,030,336,000), HK$437,750,000 (2006: nil) and HK$641,550,000 (2006: nil) have been utilised respectively.

The Company has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary. The outstanding amount of such convertible bonds was HK$40,000,000 (2006: HK$40,000,000) at the end of the year.

The Company has executed a guarantee in favour of the HKSAR Government in respect of the performance obligation of an investee company under a contract with the HKSAR Government.

37 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions between the Group and related parties, in addition to those disclosed elsewhere in the financial statements which in the opinion of the Directors, were carried out in the normal course of business during the year:

(a) Key management personnel comprise Executive Directors of the Company and their emoluments are set out as follows:

	2007 HK$'000	2006 HK$'000
Fee	**470**	502
Salaries and other emoluments	**13,060**	13,536
Discretionary bonuses	**909**	926
Retirement benefits	**951**	901
Share options	**2,138**	621
	17,528	16,486

(b) Rental income from an investee company amounted to HK$2,015,020 (2006: HK$2,015,020) based on the terms of rental agreement between the parties.

38 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES

(a) Subsidiaries

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Par value per share	Effective percentage of equity held by the Group	Principal activities
Directly held by the Company					
Incorporated in the British Virgin Islands			US$		
Sutimar Enterprises Limited	Hong Kong	100	1	100	Investment holding
Indirectly held by the Company					
Incorporated in Hong Kong			HK$		
Bright City Development Limited	Hong Kong	2	1	100	Property development
Chely Well Limited	Hong Kong	1,000	1	72	Investment holding
Chinapex Company Limited	Singapore	1,000	10	100	Property investment and development
China Win Enterprise Limited	Hong Kong	5,000,000	1	100	Investment holding
Colour Day International Limited	Hong Kong	2	1	100	Investment holding
Enjoy International Limited	Hong Kong	1	1	100	Investment holding
Full Wealth Limited	Hong Kong	2	1	100	Property development
Grand Place Limited	Hong Kong	1	1	100	Investment holding
Grand Spark Limited	Hong Kong	1	1	100	Property development and Investment
Greenwell Investments Limited	Guangzhou	2	1	100	Investment holding
Golden Arrow Limited	Hong Kong	1	1	100	Investment holding
Goldstar Power Limited	Hong Kong	1	1	100	Investment holding
Hero Plaza Limited	Hong Kong	2	1	100	Property development
Infinity Profit Limited	Hong Kong	1	1	100	Investment holding
Kingrand Limited	Hong Kong	2	1	100	Property investment
K. Wah Management Services Limited	Hong Kong	100	100	100	Provision of management services
K. Wah Properties Investment Limited	Hong Kong	1,000	10	100	Investment holding
K. Wah Stones (Holdings) Limited	Hong Kong	439,463,724	0.2	100	Investment holding
Lucky Way Investment Limited	Hong Kong	2	1	100	Property development
Minter Limited	Hong Kong	2	1	100	Investment holding
Netrich Limited	Hong Kong	2	1	100	Property development
New Fine Limited	Hong Kong	1	1	100	Property development
Orient Profit Limited	Hong Kong	1	1	100	Property development
Origin World Limited	Hong Kong	2	1	100	Property investment
Perfect Development Limited	Hong Kong	2	1	100	Property development
Polynice Limited	Hong Kong	2	1	100	Provision of finance
Sun City Limited	Hong Kong	2	1	100	Property management
Union Profits Limited	Hong Kong	2	1	100	Property investment and development
Victory Way Limited	Hong Kong	9,901,000	1	99.9	Investment holding
Wealthy Vision Limited	Hong Kong	1	1	100	Investment holding
Worldtop China Limited	Hong Kong	1	1	100	Investment holding
Incorporated in Japan			Yen		
Asahi Kohatsu Corporation	Japan	240	50,000	75	Trading
Incorporated in the British Virgin Islands			US$		
All Smart Profits Limited	Hong Kong	10	1	100	Investment holding
Amazing Enterprises Limited	Hong Kong	10	1	100	Investment holding
Bestfull Profits Limited	Hong Kong	10	1	100	Investment holding
Cyber Point Assets Limited	Hong Kong	10	1	100	Investment holding
Greatest Smart Limited	Hong Kong	10	1	100	Investment holding
Grow Ever Limited	Hong Kong	1	1	100	Investment holding
K. Wah International Finance Limited	Hong Kong	10	1	100	Provision of finance
League Trend Limited	Hong Kong	1	1	100	Investment holding
Leharne Properties Limited	Hong Kong	10	1	100	Investment holding
Ontrack Developments Limited	Hong Kong	10	1	100	Investment holding
Proper Land Limited	Hong Kong	1	1	100	Investment holding
Ragon Properties Limited	Hong Kong	10	1	100	Investment holding
Repton Developments Limited	Hong Kong	10	1	100	Investment holding
Select Vantage Profits Limited	Hong Kong	10	1	100	Investment holding
Top Ridge Management Limited	Singapore	10	1	100	Property investment

38 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Cont'd)

(a) Subsidiaries (cont'd)

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
廣州市嘉華花都置業有限公司	Guangzhou	HK$93,600,000	100	Property development
廣州嘉擒房地產開發有限公司	Guangzhou	HK$300,000,000	100	Property development
江門市嘉豐房地產開發有限公司	Jiangmen	HK$70,000,000	100	Property development
Tianjin Jia Run Hua Property Development Co., Ltd.	Tianjin	US$29,880,000	100	Property development
Tianjin JiaRunHe Property Development Co., Ltd.	Tianjin	US$29,980,000	100	Property development
K. Wah (China) Investment Co., Ltd.	Shanghai	US$30,000,000	100	Investment holding
Shanghai Guoguang Real Estate Development Co., Ltd.	Shanghai	US$31,000,000	100	Property development
Cooperative joint venture				
廣州滙城房地產開發有限公司	Guangzhou	HK$200,000,000	99.9	Property development
廣州市越華房地產發展有限公司	Guangzhou	HK$187,000,000	100	Property development
廣州東鏡泰豐房地產開發有限公司	Guangzhou	US$10,000,000	100	Property development
Shanghai Jia Zhao Real Estate Development Co., Ltd.	Shanghai	US$24,000,000	100	Property development
Equity joint venture				
Shanghai Jia Hui Da Real Estate Development Co., Ltd.	Shanghai	US$53,000,000	39.6	Property development and investment
Shanghai Jia Gang Cheng Real Estate Development Co., Ltd.	Shanghai	US$13,000,000	95	Property development
Shanghai Jiashen Real Estate Development Co., Ltd.	Shanghai	US$38,000,000	99	Property development

38 PRINCIPAL SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATED COMPANIES (Cont'd)

(b) Jointly Controlled Entities

Name of company	Principal place of operation	Issued share capital Number of ordinary share	Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong			HK$		
Anglers' Bay Property Management Company Limited	Hong Kong	2	1	50	Property management
Golden Famous International Limited	Hong Kong	2	1	25	Property development
Prime Force Limited	Hong Kong	2	1	50	Property development
Top Falcon Limited	Hong Kong	2	1	50	Provision of finance
Teamer International Limited	Hong Kong	1	1	35	Property development
Ace Glory Limited	Hong Kong	1	1	25	Property development
Incorporated in Mainland China		Registered capital			
Shanghai Baoland Co., Ltd.	Shanghai	RMB717,674,797		41.5	Property development
Incorporated in the British Virgin Islands			US$		
Full Raise International Limited	Hong Kong	1,000	1	25	Investment holding
Homeast Limited	Hong Kong	1,000	1	35	Investment holding

(c) Associated Companies (note)

Name of company	Principal place of operation	Issued share capital Number of ordinary share	Par value per share	Effective percentage of equity held by the Group	Principal activities
Incorporated in Hong Kong			HK$		
Pacific Bond Limited	Hong Kong	1	1	15	Property development
Union King (Hong Kong) Limited	Hong Kong	1	1	15	Property development
Incorporated in the British Virgin Islands			US$		
Garwin Investment Limited	Hong Kong	1,000	1	15	Investment holding
Nimble Limited	Hong Kong	100	1	15	Investment holding

Note: Despite of its 15% equity interest in each of these companies, significant influence is exercised in the management and thus these companies have been treated as associated companies of the Group.

Schedule of the Group's Significant Properties

	Type of Property	Gross Floor Area sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
INVESTMENT AND OTHER PROPERTIES						
Singapore						
San Centre, 171 to 187 Chin Swee Road, Singapore *(Note)*	Office	5,747	100	2068	Completed	Existing
Hong Kong						
K. Wah Centre, 28th, 29th and 30th Floors 191 Java Road, North Point	Office	2,926	100	2106	Completed	Existing
Skyline Commercial Centre, 71, 73, 75 & 77 Wing Lok Street, Sheung Wan	Office/ Commercial	3,894	100	2841	Completed	Existing
Mainland China						
Shanghai K. Wah Center, Lot No. 26, Street No. 6, Huaihai Zhong Road, Xuhui District, Shanghai	Office	72,000	39.6	2047	Completed	Existing
Parkview Place/Parkview Centre, 148 Dongfeng Road West, Guangzhou City (Phase 1)	Commercial	3,527	100	2033	Completed	Existing

Note: Floor area of 1,964 sq. metres of San Centre is held for sale.

	Type of Property	Gross Floor Area sq. metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
DEVELOPMENT PROPERTIES						
Hong Kong						
Kingsfield Centre, 18–20 Shell Street, North Point	Office	1,873	100	2069	Completed	Existing
The Great Hill No. 8 Tung Lo Wan Hill Road, Sha Tin	Residential	13,300	100	2054	Completed	Existing
No. 6 Shiu Fai Terrace, Hong Kong	Residential	6,340	100	2070	Foundation	2010
Tai Po Town Lot No. 188 at Pak Shek Kok, Reclamation Phase 1, Site C, Tai Po, New Territories	Residential	69,700	25	2057	Planning	2010
Kowloon Inland Lot No. 11073 at Junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road	Residential	60,500	15	2057	Foundation	2011
Tai Po Town Lot No. 186 at Pak Shek Kok Development Area, Phase I, Site B, Tai Po, New Territories	Residential	66,500	15	2057	Planning	2010 and beyond
Aberdeen Inland Lot No. 451 at Welfare Road, Aberdeen, Hong Kong	Residential	60,000	35	2057	Planning	2010 and beyond

Schedule of the Group's Significant Properties

	Type of Property	Gross Floor Area sq metres	Group's Interest %	Lease Term	Stage of Completion	Estimated Completion Date
Mainland China						
Songbolang Cun, Dongjing Cun, Xinhua Zhen, Huadu City, Guangdong	Mix Use	1,147,000	100	2034 to 2068	Planning	2010 and beyond
花都置業地塊 新華鎮清布村迎賓大道北	Residential/ Commercial/ Office	323,000	100	2039 to 2069	Construction	2009 and beyond
廣州市花都區楊屋路口地塊花都區建設北路	Residential	46,000	100	2047 to 2077	Planning	2010 and beyond
Lot A&B, No. 68 Jianguo Xi Road, Xuhui District, Shanghai	Mix Use	140,000	100	2065	Construction	2010 and beyond
Plot Phase III of Yanjiazhai Jingan District, Shanghai	Residential	100,000	99	2072	Construction	2010
Lot No. 701 Guangzhong Road, Zhabei District, Shanghai (Phase II and III)	Residential	240,000	100	2073	Construction	2009 and beyond

新時代
新里程

嘉華國際
優質地產發展商
於1987年上市

企業使命

本公司秉承以客為本及追求卓越之精神，不斷透過研究、設計及創造價值，恪守不屈不撓、群策群力及具遠見之經營理念，為客戶提供優質產品及服務，並為股東帶來理想投資回報。

目錄

公司簡介

嘉華國際集團有限公司（「嘉華國際」；股份代號：0173）於1987年在香港上市，是嘉華集團旗下之房地產業務旗艦，物業涵蓋精品住宅、甲級商廈、酒店、服務式公寓及商鋪，分佈於香港、上海、廣州及東南亞。





嘉華國際銳意發展成為以大中華區為據點之大型綜合房地產發展商及投資者，其物業項目均以綜合規劃及創造價值為理念，揉合建築設計、質素、功能及頂尖設備於一身，為高質現代生活定下新標準。此外，嘉華國際憑其敏銳的市場觸覺、靈活進取的發展策略以及穩健的財政實力，在中國主要城市擁有優質土地儲備，為未來發展奠下穩固基礎。

嘉華國際卓越的產品和服務質素，獲得國際性評級機構認同，除於2006年成為香港首家榮膺「Business Superbrands」的地產發展商，更於2006年及2007年連續獲選為「High-Flyer傑出企業」，是全港唯一獲此殊榮之地產發展商。

公司資料

主席

呂志和博士，
GBS，MBE，太平紳士，LLD，DSSc，DBA

董事總經理

許淇安先生(署理)，
GBS，CBE，QPM，CPM

執行董事

呂耀東先生
倫贊球先生(副董事總經理)
鄧呂慧瑜女士，太平紳士

非執行董事

鍾逸傑爵士*，
KBE，GBM，CMG，Hon. RICS，太平紳士
梁文建先生，CBE，太平紳士
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士*，GBM，GBS，LLD，太平紳士
陳有慶博士*，GBS，LLD，太平紳士
張惠彬博士*，太平紳士
廖樂柏先生*

** 獨立非執行董事*

公司秘書

陳明德先生，LLM

合資格會計師

王俊強先生，FCCA，CPA，FCGA

核數師

羅兵咸永道會計師事務所

主要往來銀行

中國銀行(香港)有限公司
交通銀行股份有限公司
星展銀行
南洋商業銀行有限公司
渣打銀行(香港)有限公司
香港上海滙豐銀行有限公司

律師

齊伯禮律師行
黃乾亨黃英豪律師事務所
孖士打律師行

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要辦事處

香港北角渣華道191號
嘉華國際中心二十九樓

主要股份過戶登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM 08
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心十七樓
一七一二至一七一六室

美國預託證券存管處

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

網址

http://www.kwih.com

股份上市

香港聯合交易所有限公司

股份代號

香港聯交所 ：173
彭博資訊 ：173HK
路透社 ：0173.HK

債券上市

盧森堡證券交易所

財務摘要

營業額

+1,639%

HK$4,800（百萬港元）



（百萬港元）
07
4,800
06
276

股東應佔溢利

+966%

HK$2,451（百萬港元）



（百萬港元）
07
2,451
06
230

每股基本盈利

+951%

HK100.27（港仙）



（港仙）
07
100.27
06
9.54

每股股息

+771%

HK30.5（港仙）



（港仙）
07
30.5
06
3.5

中期股息	2.5港仙
特別中期股息	25.0港仙
末期股息	3.0港仙

穩健財政狀況

12月31日	2007年（百萬港元）	2006年	變化
現金及銀行結餘	**2,445**	741	↑230%
負債比率	**15%**	17%	↓2個百分點
每股資產淨值	**HK$3.46**	HK$3.07	↑13%

業績增長來源

強勁售樓收益

香港嘉御山、嘉薈軒以及上海慧芝湖花園第一期於期內落成入賬，總售樓收入達44億港元

出租物業升值

上海嘉華中心及香港嘉薈軒商場J SENSES帶來可觀租金收入及增值潛力

投資獲利豐厚

出售手頭部分銀河娛樂股份予全球知名私募基金Permira Funds，套現38億港元，錄得溢利約13.74億港元

積極擴充土地儲備

於2007年購入六塊優質土地

地點		預期樓面面積	集團權益
香港	大埔市地段第186號	66,500	15%
	大埔市地段第188號	69,700	25%
	九龍內地段第11073號	60,500	15%
	香港仔惠福道內地段第451號	60,000	35%
中國內地	廣州花都建設北路	46,000	100%
	上海閔行區	171,000	100%

準備就緒　長足前進

未來五年可供發展之總樓面面積

約2,300,000平方米（約25,000,000平方呎）

未來三年計劃推出市場之總樓面面積

約930,000平方米（約10,000,000平方呎）

主席報告





各位股東：

本人欣然宣佈，2007年度，嘉華國際的業績再創高峰，期內錄得48億港元的營業額，較去年同期大幅增長16倍，溢利亦激增10倍至25億港元。

突破往績　同享豐盛

嘉華國際於2007年取得多項突破的成績，其中，集團於香港及上海的物業發展項目如期落成入賬，帶來強勁售樓收益；投資物業的價值及租金收入持續上升；集團亦把握最佳時機減持非核心資產，獲得非常可觀的進賬。良好業績進一步強化集團的財政實力，為集團未來發展提供充裕的資金。我們積極創造價值，為回饋各位股東的長期支持，董事會建議派發每股3港仙之末期股息，並待2008年5月27日股東週年大會通過。連同中期特別股息，全年股息達30.5港仙，較2006年度高出8倍。

營運卓越　精於創值

我們的核心業務錄得強勁的營運表現，物業銷售額飆升至43.8億港元，充份顯示集團專注發展中國內地及香港市場，乃正確的策略性部署。中國內地的上海慧芝湖花園第一期、香港的嘉薈軒及嘉御山均於期內相繼落成，並深受市場歡迎，呎價一直高踞同區之首，為用家及投資者帶來豐厚回報。這證明了嘉華多年來堅持以用家為本，以高素質設計和清晰定位，致力為物業投資者及用家創造資產長遠升值潛力的發展理念，得到市場的高度認同。而這亦是本公司一直以來的競爭優勢。此外，我們位於中國內地、香港及新加坡的投資物業維持良好的出租率，為公司帶來穩健的租金收入。

集團亦覷準良機，向著名私募基金Permira出售部分銀河娛樂集團有限公司股份，適時利用手上的策略性投資項目套現以拓展核心業務。此舉不但增加公司的經營溢利，更進一步提升公司的資產價值及賬目的清晰度，充足的現金流能確保集團在市況波動時保持實力。

項目啟動　進展如期

集團旗下位於上海及廣州的綜合發展項目進展得如火如荼，預期上海慧芝湖花園第二期將於今年完成其建築工程及推出預售，而另外兩個位於廣州的項目亦如期進行規劃及發展。上述項目將成為集團於未來數年的主要增長來源，預期可帶來龐大的銷售收入及穩定的現金流。

嘉華多年來堅持以用家為本，以高素質設計和清晰定位，致力為物業投資者及用家創造資產長遠升值潛力的發展理念，得到市場的高度認同。

嘉華國際穩健的業務及雄厚的財政實力，為我們帶來一定優勢，集團將持盈保泰，謀定而後動，不斷提升營運效益，並因應市場的變化作出謹慎部署。

優質土儲　增長之源

集團積極提升內部增長，以低風險為原則增加土地儲備。2007年，嘉華國際於香港增添了四幅優質住宅地皮，並於上海及廣州分別增添一幅住宅用地，為集團未來數年的發展提供充足的資源。同時，我們將繼續物色優質的投資項目以保持盈利增長。

財政穩健　部署靈活

展望未來，環球經濟大氣候依然向好，個別新興市場的表現將繼續優於已發展成熟的經濟體系。縱然全球經濟受到美國次按問題困擾，內地通漲升溫及宏調措施對樓市亦造成一定衝擊，但這些波動並不會影響中國經濟的基本因素，有待資金流向、透明度及資產價格等重回正軌，中國內地長遠可保持上升動力，並將繼續崛起成為21世紀的新勢力。香港方面，短期內仍會處於低息環境，但亦不免會受到美國經濟的影響。

然而，我們對整體經濟前景保持樂觀，嘉華國際穩健的業務及雄厚的財政實力，為我們帶來一定優勢。長遠而言，我們將進一步拓展中國內地市場，以確保集團業務的可持續增長。集團將持盈保泰，謀定而後動，不斷提升營運效益，並因應市場的變化作出謹慎部署。

嚴謹監督　管治之道

集團董事局肩負獨立監督及策略執行之重任，本人喜見局內成員均在其專業領域及社會各界擔當領導地位，並不吝於投放心力，履行監督管理的責任。當中黃乾亨博士及張惠彬博士將於2008年5月27日股東週年大會分別卸任非執行董事及獨立非執行董事後不再續任。他們多年來在集團的重大決策及管理工作上貢獻良多，本人謹此代表集團向他們致以深厚謝忱。

以人為本　攜手向前

人才是企業最重要的資產，企業的成功有賴一群高質素的員工。集團在充滿挑戰的2007年依然表現卓越，充份展示了中港兩地員工的才幹及專業精神。多年來，有賴全體員工與我並肩作戰，嘉華國際才有今天的成績，在此再一次衷心感謝集團同寅不撓的努力。

主席
呂志和

二零零八年四月二日



業務回顧

截至二零零七年十二月三十一日止年度之營業額及股東應佔溢利分別為港幣4,800,000,000元及港幣2,451,000,000元，而去年則為港幣276,000,000元及港幣230,000,000元。營業額大幅增加的主要原因為上海慧芝湖第一期、香港之嘉御山及嘉薈軒等銷售確認列賬。另一方面，以下兩個因素亦造就了溢利大幅增加：年內確認入賬的物業發展項目所貢獻的溢利增加，以及因出售所持有的大部分銀河娛樂集團有限公司(「銀河娛樂」)股權而獲得港幣1,374,000,000元的溢利。

分部：

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總數 港幣千元
營業額	4,595,884	203,620	—	4,799,504
銷售成本	(3,432,858)	(189,868)	—	(3,622,726)
	1,163,026	13,752	—	1,176,778
其他營運收入	43,007	51	147,057	190,115
行政費用	(133,005)	(9,157)	(6,249)	(148,411)
其他營運費用	(137,563)	(592)	—	(138,155)
出售非流動投資之收益	—	—	1,373,782	1,373,782
投資物業之公平值變動	351,871	—	—	351,871
經營溢利	1,287,336	4,054	1,514,590	2,805,980

按部門分佈之營業額分析
截至二零零七年十二月三十一日止年度


4,595,884
203,075
203,620
72,881
地產
貿易
2007（港幣千元）
2006（港幣千元）

中國內地

本集團在上海及廣州的大部分物業發展項目均如期發展，進度理想。投資業務方面，上海對甲級寫字樓的需求依然殷切，故此本集團之上海嘉華中心獲得理想回報，繼續錄得近百分之百的出租率。

(甲)目前主要發展物業(總建築樓面面積(「總樓面面積」)約2,000,000平方米)

(i) 上海慧芝湖，大寧國際社區廣中路701號地塊(佔100%權益)

此豪華住宅項目分三期發展，總樓面面積約為380,000平方米。第一期已竣工，全部住宅單位已售罄；第二期目前正在興建發展中，預期將於二零零九年落成，並將於二零零八年開始預售；第三期的發展藍圖目前正在規劃中。

(ii) 上海徐滙區建國西路68號A及B地塊(佔100%權益)

此項目位於上海傳統高尚住宅區地段，總樓面面積約140,000平方米。本集團計劃發展為綜合發展項目，薈萃豪華住宅、高級商業設施及套房酒店式服務公寓，建築工程正如期進行。

(iii) 上海靜安區嚴家宅三期地塊(佔99%權益)

此豪華住宅項目總樓面面積約100,000平方米,位於靜安區烏魯木齊路,鄰近南京西路的繁盛中央商業區。建築工程已展開,並預計於二零一零年前完成發展。

(iv) 廣州 — 花都區迎賓大道(佔100%權益)

該地盤鄰近新白雲國際機場,總樓面面積約323,000平方米。該項目計劃綜合發展為酒店、寫字樓及優質住宅大廈。酒店及寫字樓預期於二零零九年落成。

(v) 廣州 — 花都區新華鎮(佔99.99%權益)

該項目之總可建樓面面積約為1,147,000平方米,將分段發展,其中一幅地塊(涉及總樓面面積約200,000平方米)目前已處於初步規劃階段,計劃發展為住宅及酒店物業。餘下之土地儲備主要計劃作住宅項目發展。

(vi) 廣州 — 花都區建設北路(佔100%權益)

該幅新收購地塊位於花都區的商業地段,總樓面面積約46,000平方米,距離新白雲國際機場約20分鐘車程。該地塊目前亦處於初步規劃階段,計劃作住宅項目發展。

按部門之資產總額分析
二零零七年十二月三十一日



12,748,123
6,870,233
1,191,008
4,477,084
12,621
9,569
187,091
75,281
地產
非流動投資
貿易
中央服務

□ **2007** (港幣千元)
■ **2006** (港幣千元)

於二零零七年十二月三十一日,本集團一間全資附屬公司成功投得一幅位於上海閔行區吳涇鎮185地塊,作價為人民幣711,500,000元,本集團已支付為數人民幣40,000,000元之地價按金。現時估計該地塊之可建樓面面積(包括住宅及商業用途)約為171,290平方米。

(乙)投資物業

上海淮海中路上海嘉華中心(佔39.6%實際權益)

此項旗艦投資物業由一幢甲級寫字樓及兩幢副樓組成,合計約為72,000平方米,位於上海市內環線、淮海路繁華商業中心區內。寫字樓已悉數租出,為本集團帶來強健穩定的收入。

香港

嘉御山及嘉薈軒已於二零零七年第四季竣工,銷售利益於本年度確認入賬。寫字樓方面,租賃市場依然蓬勃發展。年內,本集團之投資物業在佔用率及租金方面均取得理想成績。

為促進未來業務發展,本集團投資逾港幣30億元,與聲譽昭著的物業發展商在香港發展聯營住宅項目,該等項目預計將於未來三、四年內相繼落成。

(甲)目前發展物業

(i) 沙田銅鑼灣山路嘉御山(佔100%權益)

該物業已於二零零七年十一月落成,供應市場114個單位及8間獨立屋,超過55%的住宅單位已售出。

按地區分佈之資產總額分析
二零零七年十二月三十一日


6,834,640
6,320,358
7,060,073
4,923,645
231,509
178,595
12,621
9,569
香港
中國內地
新加坡
日本
2007（港幣千元）
2006（港幣千元）

(ii) 灣仔莊士敦道嘉薈軒（市建局合作發展項目）

此項目由市區重建局與本集團聯手發展，於二零零七年十一月發展完成，住宅單位已幾近全部售出。該項目中的三層高商場J Senses（總樓面面積約3,400平方米）備受市場歡迎，自預租賃開始，超過90%的面積已租出。

(iii) 司徒拔道肇輝臺6號（佔100%權益）

本集團已展開該項目之重新發展規劃，預期將發展為樓高12層的豪華住宅大樓，擬定於二零一零年前落成。

(iv) 大埔市地段188號（佔25%權益）

於二零零七年三月，本集團與其他發展商共同購入該地塊，供住宅發展用途，預期總樓面面積為69,700平方米。地基工程快將展開，項目預期將於二零一零年前落成。

(v) 西九龍內地段11073號（佔15%權益）

於二零零七年五月，本集團與其他發展商共同購入該地塊，供住宅發展用途，預期總樓面面積約60,500平方米。地基工程經已展開，預期於二零一一年前完成發展。

(vi) 大埔市地段186號（佔15%權益）

於二零零七年九月，本集團與其他發展商共同購入該地塊，供住宅發展用途，預期總樓面面積約66,500平方米。地基工程快將展開。

(vii) 香港仔惠福道內地段第451號（佔35%權益）

本集團於二零零七年十月與其他發展商共同購入該地盤，供住宅發展用途。該項目將發展為六幢住宅大樓，預期總樓面面積按目前估計約60,000平方米，已展開規劃及設計工作。

（乙）香港之其他物業

(i) 上環永樂街嘉滙商業中心（佔100%權益）

此商業大廈位於中區地段，樓高24層，包括寫字樓及地舖，面積約3,900平方米。目前單位幾近全部租出，為本集團帶來穩定之租金收入。

(ii) 北角蜆殼街嘉昌商業中心（佔100%權益）

此商業大廈樓高26層，辦公室面積約1,900平方米，出租率甚高，為本集團帶來穩定的租金收入。

在新加坡之主要物業

振瑞路新生商業中心（佔100%權益）

此商業大廈樓高12層，面積約5,800平方米，附設停車場，出租情況理想，為本集團帶來穩定的租金收益。

按地區劃分	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	日本 港幣千元	總數 港幣千元
營業額	2,712,077	1,869,707	14,100	203,620	4,799,504
銷售成本	(2,101,790)	(1,326,642)	(4,426)	(189,868)	(3,622,726)
	610,287	543,065	9,674	13,752	1,176,778
其他營運收入	45,688	143,101	1,195	131	190,115
行政費用	(98,902)	(37,742)	(2,610)	(9,157)	(148,411)
其他營運費用	(69,504)	(68,059)	—	(592)	(138,155)
出售非流動投資之收益	1,373,782	—	—	—	1,373,782
投資物業之公平值變動	258,237	42,176	51,458	—	351,871
經營溢利	2,119,588	622,541	59,717	4,134	2,805,980

按地區分佈之營業額分析
截至二零零七年十二月三十一日止年度



2,712,077
10,780
1,869,707
177,785
14,100
14,510
203,620
72,881
香港
中國內地
新加坡
日本
2007（港幣千元）
2006（港幣千元）

於銀河娛樂集團有限公司的投資

年內，本集團以每股作價港幣8.42元，合計約港幣38億元向Permira Funds出售452,500,000股銀河娛樂股份。出售銀河娛樂股份後，本集團持有的銀河娛樂股權由18.7%減至4.1%，並因出售而錄得港幣13.7億元的溢利。餘下之銀河娛樂股份於二零零七年十二月三十一日之價值約為港幣11.9億元（每股港幣7.33元）。

展望

雖然面對貨幣政策收緊及對外商投資政策上的限制，中國內地的房地產市場中期及長期的發展前景依然向好。本集團對其於中國內地的業務前景保持審慎樂觀態度，因旗下之物業及發展項目均位於優越的地理位置，加上本集團十多年來成功在內地打造卓著的品牌，深受社會大眾認同。

香港方面，於二零零八年住宅物業市場的交投量及售價應持續蓬勃。寫字樓的價值亦穩定上升。於二零零七年，本集團與聲譽昭著的地產發展商多次聯手於香港購入土地，總樓面面積達257,000平方米。新購入的土地將確保本集團的持續盈利前景得以延續。鑑於香港的經濟活動及物業市場不斷改善，加上本地利率短期內可能繼續維持在較低水平，另國內城市人均收入富裕，本集團對香港及中國內地物業市場的未來保持審慎樂觀，並將繼續在兩地物色優質物業以擴大投資。

財務檢討

(1) 財務狀況

本集團之財務狀況於年內持續強健。於二零零七年十二月三十一日，動用的資金總額為港幣140億元，較於二零零六年十二月三十一日的港幣110億元，增加23%。

年內，認股權之行使令本公司之已發行股份數目增加。然而，所產生之攤薄效應已為年內所賺取之溢利抵銷。

(2) 本集團流動資金、財務資源及負債比率

本集團之流動資金水平強健。於二零零七年十二月三十一日，銀行貸款總額為港幣4,545,000,000元，現金及銀行結餘為港幣2,445,000,000元，借貸淨額因此為港幣2,100,000,000元。主要歸因於年內收取的銷售所得款項所致。

資金來源
二零零七年十二月三十一日



5,809,499
4,046,470
2,447,203
3,174,898
3,297,252
1,914,731
1,282,246
1,196,256
1,056,774
856,817
245,869
242,995
股本
其他儲備
盈餘儲備
少數股東權益
借貸
借貸之現期部份

□ 2007（港幣千元）
■ 2006（港幣千元）

超過80%之長期銀行借款之還款期逾一年或以上。

本集團於二零零七年九月成功簽訂一項為期五年並金額為港幣18億元之銀團貸款。加上本集團於二零零七年十二月三十一日持有之現金及尚未動用之銀行融資額，可運用於業務擴充及日常運作上的資金總額約港幣60億元。

負債比率方面（比率計算為未償還之總借款額減除現金與總資產額相比），在二零零七年十二月三十一日，負債比率下降至15%之滿意水平，而去年則為17%。

本集團之流動資金及負債比率穩健，足夠應付承約及營運資金之需求。

(3) 庫務政策

本集團管理外滙繼續以保守政策及控制風險為主，本集團借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣之組合作風險對沖。本集團亦在適當的情況下，利用利率掉期合約以避免因利率大幅波動時而影響本集團之營運。本集團並無投資於與本集團財務無關之衍生工具。

(4) 本集團資產之抵押

於二零零七年十二月三十一日，本集團賬面值為港幣3,164,000,000元（二零零六年：港幣3,230,000,000元）的投資物業及賬面值港幣110,000,000元（二零零六年：港幣110,000,000元）的土地和建築物已分別抵押予銀行作為本集團信貸的擔保。

(5) 或然負債

於二零零七年十二月三十一日，本公司已就若干附屬公司，共同控制實體及聯營公司分別取得港幣6,045,000,000元（二零零六年：港幣4,557,000,000元），港幣775,000,000元（二零零六年：無）及港幣1,009,000,000元（二零零六年：無）信貸額向銀行及財務機構出具擔保。其中已動用之信貸額分別為港幣3,232,000,000元（二零零六年：港幣2,030,000,000元），港幣438,000,000元（二零零六年：無）及港幣642,000,000元（二零零六年：無）。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。至二零零七年底止，可換股債券之餘額為港幣40,000,000元（二零零六年：港幣40,000,000元）。

本公司就一本集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

(6) 結算日後之事項

於二零零八年四月二十三日，本集團與其他發展商就位於香港仔內地段第451號之合作物業發展項目取得項目貸款共港幣4,655,000,000元。

僱員及薪酬政策

於二零零七年十二月三十一日，本集團在香港及中國內地僱員總人數為264人（不包括聯營公司及共同控制實體），二零零七年之僱員成本（不包括董事酬金）合共港幣93,000,000元。

集團相信公司的成功及其業務得以長遠發展，關鍵在於我們僱員的素質、工作表現及承擔。本集團的薪酬制度旨在根據個別僱員之工作表現、能力

及發展潛能釐定酬金水平，達致有效地吸引、挽留及提升潛質優秀及有能力之僱員。集團相信僱員現時之薪酬福利，在同儕中是公平、合理及具市場競爭力的。

本集團已為行政人員及僱員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀人材。該計劃在獲得股東批准後於一九八九年開始推行。此外，集團亦參照內地市場的薪酬水平，釐定內地僱員的薪酬福利，並著重為僱員提供培訓及發展的機會。

培訓及發展

本集團相信公司業務的發展實有賴員工之才能。為達致本集團與員工互惠互利的目的，本集團除了提倡不斷學習之企業文化外，更積極推動及支持各階層的員工參與培訓及發展課程。

今年，本集團舉辦多次互動的研討會，透過此互動模式之研討會，令本集團之行政人員能有效地分享及探討知識，經驗及良好的管理技巧及運作。進一步提升僱員的管理才能及技能知識。此外本集團更積極資助及鼓勵僱員修讀香港及中國內地認可及著名的教育機構舉辦與工作有關的課程及工作坊。此等課程範圍廣泛，不單包括專業實務，如財務、稅務、法律、人力資源及電腦應用等，亦涉及行政人員管理、領導才能、營商理念及策略、溝通及管理技巧等。

為配合及支持集團在中國內地業務的增長及長遠發展，本集團在上海再度推行見習行政人員培訓計劃。本計劃旨在招聘國內優秀大學的資優畢業生，通過由各部門主管領導層專責的在職訓練，致力栽培他們成為本集團未來之領袖及管理層。

上市規則第13.22條

本集團向其聯屬公司提供之財務資助及為其利益向財務機構作出擔保。為遵守上市規則應用指引，聯屬公司於二零零七年十二月三十一日合併資產負債表披露如下：

	合併資產負債表 港幣千元	本集團所佔權益 港幣千元
非流動資產	592,343	245,845
流動資產	20,331,766	5,184,838
流動負債	(1,271,667)	(516,786)
	19,652,442	4,913,897
股本	766,774	318,207
儲備	917,312	382,709
應付股東款項	11,921,657	3,125,921
非流動負債	6,046,699	1,087,060
	19,652,442	4,913,897

香港嘉御山

THE Great hill 嘉御山











香港嘉薈軒








CURRY

上海慧芝湖花園





[illegible]類別

[illegible]

[illegible]

[illegible]







上海嘉華中心








东 淮海中路
E. Central

項目類別

[illegible]

樓：[illegible]

樓面面積

[illegible]

出租率

100%





上海徐滙區建國西路項目



[illegible]

[illegible]

[illegible]





上海靜安區嚴家宅項目





[illegible]

[illegible]

[illegible]



廣州花都新華鎮超大型國際社區項目





項目類別

位置

總面積

[illegible]

發展狀況


Development Concept of Phase I
Office
Business Condominium
Business Condominium



廣州花都新華鎮機場CBD項目



項目類別

[illegible]

位置

[illegible]

樓面面積

373 000





投資者關係

1


2


3


4


嘉華國際高度重視與投資界保持適時、具透明度及雙向的溝通，務求讓投資者了解公司的業務狀況及經營方針。因此，嘉華國際不時透過舉辦一系列精心策劃的活動，確保分析員、基金經理、股評家及財經記者等對公司的主要發展、財務狀況、業務計劃及策略都瞭如指掌。

針對專業投資者分析及評估公司基本因素、策略和前景的需要，嘉華國際安排不同形式的活動，包括非集資推介會、業務簡介會 *(圖片1-4)* 、一對一會議、公司訪問、實地考察 *(圖片5-8)* 以及非正式聚會。公司亦充份利用其網站加強與公眾的溝通，網站上的公司資料一覽無遺，同時載有嘉華國際主要刊物及更新資訊，並提供股價查閱服務。

多元化的投資者活動不但吸引財經傳媒的廣泛報導，投資界亦撰寫研究報告分析嘉華國際的財務和營運情況，引證公司能有效及按時執行其業務計劃和策略。






「雖然嘉華國際去年已增購多幅土地，但依然保持穩健的財政狀況，有足夠財力繼續物色優質地塊。」
摩根大通：2008年4月3日

「估值提升的原因有二，一為其在香港新增土地儲備，二為其項目售價優於預期。」
工商東亞：2008年1月18日

「嘉華國際擅於物色及開發深具升值潛力的項目，售價往往能高於同區物業。」
貝爾斯登：2007年11月22日

「估計嘉華國際於2007年度之總營業額、純利及每股盈利將出現突破性的升幅。」
輝立證券：2007年10月17日

嘉華國際一向秉承關心社會的使命，在管理層的推動下，員工均熱心參與各種社會及公益事務，透過贊助、籌款及義工服務，積極履行企業公民責任。

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信守今天
實現未來
K. WAH GROUP
嘉華集團
We Deliver
What We Promise

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興學建校 惠民強國

本著興學強國的理念，集團主席呂志和博士一直熱心支持教育事業，培育新一代國家棟樑。彼更透過呂志和基金，與中國教育部通力合作，定期撥款於祖國興建學校，受助學校達150間。2007年10月，嘉華代表團造訪雲南省其中一間新近完成擴建及翻新工程的小學，並參加「志和教學樓」揭幕儀式*(圖片1及2)*；此外，今年亦頒發首屆「嘉華獎學金」予成績優異的香港理工大學酒店及旅遊業管理學院學生*(圖片6)*；呂博士並擔任「中國酒店品牌建設國際論壇」專題演講嘉賓，與酒店業專才及師生交流此行業之發展*(圖片5)*。

積極推廣公民教育

嘉華國際亦致力提升公民意識，今年獨家贊助第十屆「香港特區政府施政十件大事評選」活動*(圖片3及4)*，公開讓市民投票選出心目中的施政大事，更把投票結果編印成紀念盤冊作為公民教育的素材，向全港各大學及中小學免費派發，以推動各界關心社會事務。


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广州市嘉华
花都置业有限公司


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K. WAH SOCIAL CLUB
嘉華天地
KWSC


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KWSC


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熱愛環保 關心社稷

集團在社會及公益事務上亦不遺餘力，包括響應香港公益金百萬行籌款活動*(圖片8及10)*、探訪上海兒童福利院*(圖片9)*及參與環保植樹活動*(圖片7)*等，同時不忘鼓勵員工身體力行，發揮企業力量，以達至關愛互動，惠澤社群。

關愛互動 以人為本

此外，集團亦十分重視員工的身心發展，透過舉辦電影欣賞*(圖片11)*、乒乓球友誼賽*(圖片12)*、網球友誼賽*(圖片13)*等文娛及康體活動，促進雙向溝通，建立團隊精神，形成和諧共融的企業文化。

大事紀要及榮譽

嘉華國際主席呂志和博士榮膺「商業成就獎」

嘉華國際主席呂志和博士榮膺DHL/南華早報「香港商業獎2007」之「商業成就獎」，憑藉多年以來對香港社會和經濟作出重大貢獻，被評審推舉為香港企業家精神的表表者。





地產業先驅

呂博士早於60年代涉足香港房地產業務，憑藉敏鋭的市場觸覺、靈活的發展策略以及對物業質素的堅持，成功確立嘉華優質地產發展商的品牌地位，業務領域早已跨出香港發展至中國內地及東南亞。在呂博士的領導下，嘉華國際業務屢創佳績，更於2007年攀上高峰。

建卓越品牌

嘉華國際旗下物業項目無論在選址、設計、用料等各方面均力臻完美，物業價值得以不斷提升。暢旺的銷情不僅為嘉華國際帶來可觀的收益，集團亦樂於與股東分享成果，同時利用手上的雄厚財政資源增添土地儲備，以確保業務長期持續增長，積極實現為股東創值的承諾。



Chairman builds a rock-solid foundation

Lui Che-woo wins recognition for turning his company into a major player in the competitive property market, writes Amanda Lee

資料來源：南華早報

育專業團隊

在企業管理方面，呂博士一直致力推行優化計劃，進行資源分配整合，以其任善求精、賞罰分明的精神，培育專業的管理團隊，並以進取而審慎的發展策略，提升公司的業務表現。他率領的專業團隊亦本著精益求精的信念，於多個業務範疇取得突破，屢獲殊榮。

助社會優才

在事業蓬勃發展的同時，彼亦不忘回饋社會，熱心公益事務，尤其支持基礎教育及高等教育發展，深信此乃興家強國之重要舉措。多年以來，呂博士資助多間海內外高等學府之教研工作，並獎勵無數成績優異的學生，更大力支持祖國貧困地區之教育設施優化計劃，受惠學校達150間之多，祈能為培育新一代國家棟樑盡一分力。

策略性套現銀河娛樂集團股份　創造資產價值

嘉華國際今年在業務上最大的突破，乃為股東創造資產價值。嘉華國際於2007年11月策略性地向全球最大的私募基金之一 Permira Funds出售452,500,000股銀河娛樂集團股份，適時套現38億港元以拓展核心業務，充裕的資金不但可加速土地收購及發展綜合房地產項目的步伐，亦為嘉華國際、股東、銀河娛樂集團以及Permira Funds創造多贏局面。


Permira
elcomes Permira as International Strate

香港地產部獲選為HIGH FLYERS 傑出企業

嘉華國際香港地產部連續兩年獲Hong Kong Business選為High Flyers傑出企業，主辦機構結合讀者意見，評定嘉華的經營特點、公司聲譽及整體營運均表現卓著。今年集團再獲殊榮，反映其事事從客戶需要出發，積極創造新價值的承諾廣受市民大眾認同，確立嘉華發展優質地產項目之領導地位。


lyers

嘉華國際年報榮獲國際大獎

此外，嘉華國際2006年報亦連續第二年榮獲美國紐約ARC Awards國際年報比賽房地產/服務組別銅獎。集團一向視年報為與股東及投資者溝通之重要工具，務求以精心的撰稿及清晰的財務資料，提升公司的透明度，讓讀者加深對集團的了解。有關年報以「跨越 • 創新領域」為主題，突顯嘉華國際在邁向為大中華區綜合地產發展商過程中展現的活力。悉心的製作，使之於全球27個國家及地區超過1,900份作品中脫穎而出。

INTERNATIONAL ARC AWARDS



企業管治報告書

本節為本集團第三年度之企業管治常規報告。

以主席領導下之董事會管治本集團之目標，為本公司股東帶來可持續價值。因而，良好的企業管治扮演著重要角色。

董事會

董事

本集團以本公司主席領導的董事會為最高決策層，負責本集團的業務策略及監察。董事會制定本集團的發展策略，審批年度營運預算案；並透過管理層推行董事會決策，以達至本集團之目標。

主席與董事總經理

於年內呂志和博士為本公司之主席，許淇安先生為現任董事總經理（署理）。主席與董事總經理的職務劃分明確。主席負責領導並監督董事會。董事總經理領導管理層，並專責本公司之日常營運。

董事會組成

於二零零七年，董事會由十二位董事委員會組成，包括主席、董事總經理、三位執行董事、二位非執行董事及五位獨立非執行董事。於年內服務本公司董事之個人資料載於本年報第37至38頁。

執行董事為本公司員工，他們集體制定本公司策略及推行董事會決策，並監察管理層的工作表現，使公司資源有效運用，達到董事會制定的目標。

非執行董事並非本公司員工，亦沒有參與集團日常之營運。本公司之非執行董事及獨立非執行董事，為本集團在制定決策、監察管理及業務表現上帶來建設性提案；並且透過他們在工商界別擁有豐富經驗，向董事會提供卓見，作為制定決策之參考。當中一位獨立非執行董事具備會計專業資格。

除董事羅志聰先生於本年辭任外（生效期為二零零七年一月一日），董事會成員維持不變。

董事會常規

於二零零七年，董事會共召開了四次會議。每季董事會會議之日期於年初訂定。

董事於每次會議均積極參與審閱本公司業務之進程。提案在會議中投票議決。季度會議之間，有關日常運作之事宜則經由通告傳達各董事考慮及批准，並附上由公司秘書提供之相關資料或由管理層提供之簡報。

本公司為新委任董事制定了一套全面的任職須知。此外，公司秘書亦定期知會董事有關監管局對上市公司之最新指引及操守要求，本集團就董事及高級職員因職務可能面對的法律訴訟進行適當投保。

本公司非執行董事及獨立非執行董事均為前高級政府官員或資深專業人士／實業家，不但擴展了董事會的知識與經驗，更透過參與董事會會議（出席率百分之八十五）及審核委員會與薪酬委員會之會議（出席率皆為百分之一百），為本集團策略、業績、風險及人事等事項上提供獨立的判斷及作出貢獻。

董事會已有既定程序處理利益衝突事宜，其程序將依據上市規則附錄十四第A.1.8守則條文之精神及要求來處理。

於二零零七年，本公司之獨立非執行董事於會議上審閱本集團涉及利益衝突之出售資產及向股東提出建議，並審批其他關連交易。由公司聘請專家提供意見予獨立非執行董事及管理層之簡報，協助他們提供涉及利益衝突之建議及審批。於二零零七年之股東週年大會及股東特別大會，大多數非執行董事均有出席。

會議及資訊

公司秘書於會議舉行前三天向董事傳閱會議議程及相關資料（並加插特別事項如董事有所要求）。公司秘書偕同公司合資格會計師出席董事會會議，以協助會議進程。

所有董事均可向高級管理層要求提供資料，以便他們對需要商討之事宜作出決定。在公司秘書的協助下，主席確保有關董事會需商討之事宜皆適當地向董事扼要陳述，並盡速提供相關資料及檔案。各董事可獲公司提供獨立專業意見諮詢服務。公司秘書定期向董事提供最新的管治與監管規條發展資訊。審核委員會和薪酬委員會亦可要求本公司提供獨立專業意見服務。外聘核數師（為羅兵咸永道）出席所有審核委員會會議及董事會會議，以核實全年及中期業績。

董事會成員可以索取公司秘書保存的所有董事會會議記錄和任何相關會議文件。會議記錄記載了董事會所商討之事宜及董事在會議上表達之意見。會議記錄之草稿及最終版本均會送呈各董事分別提出意見及存案。

二零零七年董事於董事會會議及本公司其他會議的出席情況：

	[illegible]				
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
執行董事					
呂志和（主席）[1]	4/4	不適用	不適用	不適用	1/2
呂耀東[2]	0/4	不適用	不適用	不適用	0/2
許淇安（董事總經理（署理））	4/4	不適用	1/1	不適用	2/2
倫贊球（副董事總經理）	4/4	不適用	不適用	不適用	2/2
鄧呂慧瑜[3]	3/4	不適用	不適用	不適用	1/2
非執行董事					
梁文建	4/4	2/2	不適用	不適用	2/2
黃乾亨	3/4	不適用	不適用	不適用	0/2
獨立非執行董事					
鍾逸傑爵士	4/4	不適用	不適用	1/1	2/2
李東海	3/4	不適用	不適用	1/1	1/2
陳有慶	4/4	不適用	不適用	1/1	0/2
張惠彬	4/4	2/2	1/1	不適用	2/2
廖樂柏	4/4	2/2	1/1	0/1	2/2
合計	**41/48**	**6/6**	**3/3**	**3/4**	**15/24**
平均出席率	**85%**	**100%**	**100%**	**75%**	**63%**

1. 為呂耀東先生及鄧呂慧瑜女士之父親。
2. 為呂志和博士之兒子，並為鄧呂慧瑜女士之胞弟。
3. 為呂志和博士之女兒，並為呂耀東先生之胞姊。

董事之委任、膺選連任及撤職
所有非執行董事／獨立非執行董事之委任均為三年，並須接受本公司於股東週年大會中之輪值退任及膺選連任安排。

除主席和董事總經理外，每位董事均須輪值退任及重選，每年有三份之一的董事會成員退任及重選。

根據本公司之公司細則及企業管治常規，梁文建先生及黃乾亨博士(均為非執行董事)及張惠彬博士及廖樂柏先生(均為獨立非執行董事)將於本公司二零零八年股東週年大會(「二零零八年年會」)上輪值退任。黃乾亨博士及張惠彬博士均表示不會再度重選。梁文建先生及廖樂柏先生將於本公司二零零八年年會上輪值退任，均表示如再度獲選，願繼續留任。所有建議膺選連任之董事概無與本公司訂立服務合約或須給予逾一年之通知或代通知金賠償，方可終止服務合約等安排(法定賠償除外)。

董事會在主席領導下經常檢討董事會的繼任及提名政策，確保董事會具備均衡的專業知識、技能及經驗，以配合本集團的業務及長期發展。選拔和推薦候選人的準則包括彼等在特定範疇所具備的經驗和技能，以及對本集團業務及活動的瞭解與熟悉程度。成立提名委員會現正考慮當中。

證券交易標準守則
董事會已採納一套符合上市規則附錄十的守則作為董事及其關連人士買賣本公司證券的交易守則(「標準守則」)。各董事確認全年一直遵守標準守則。此外，本公司亦就若干僱員買賣本公司證券已採納不比標準守則寬鬆的書面指引。

除董事報告書所披露的關連交易及持續關連交易外，年內或於結算日，概無董事在與本公司或其任何附屬公司訂立的重大合約中直接或間接擁有實質權益。

獨立性之確認
鍾逸傑爵士、陳有慶博士及李東海博士均服務於董事會超過九年，除此以外，其餘皆符合上市規則所建議之最佳常規。董事會認為所有獨立非執行董事均符合上市規則第3.13條有關獨立性的指引。各獨立非執行董事已於本年度內確認其符合上市規則第3.13條有關之獨立性。本公司已在公佈及寄予各股東的通函內界定各獨立非執行董事的身份。

董事會權力轉授
在清晰訂定指引下，董事會轄下設立執行董事會(「執行董事會」)，其成員包括所有執行董事。執行董事會監察董事會訂定策略之執行進度，監控本集團之投資及交易表現、資金及融資需求，以及檢討管理層之表現。董事會保留其對年度預算及賬目之權限、股息、股本、衍生交易、關連交易、一切需由股東批准的交易，以及若干超出預定限額的財務、收購、出售及經營業務等事宜之最終決策權。

在授予權力範圍下，執行董事會定期召開會議，以專責委員會形式管理運作。執行董事會透過主席或董事總經理(倘若主席不在港)向董事會滙報。執行董事會在董事總經理的領導下，將日常行政營運工作分派予其成員，委派他們負責特定的任務。

董事及高級管理層薪酬

薪酬委員會的角色及功能已刊載於本公司之網站的職權範圍內。本公司之薪酬委員會由三名成員組成，詳情載於第33頁列表中，其中兩名為獨立非執行董事。許淇安先生出任薪酬委員會主席，公司秘書為委員會之秘書。

依據薪酬委員會的職權範圍：

- 於二零零七年八月一日，薪酬委員會經檢討並考慮到人民幣的價值變動因素，批准增加一位執行董事之薪酬；
- 於二零零七年十一月二十七日及二零零八年一月二十四日，薪酬委員會考慮及接納執行董事會建議根據認股權計劃之第十三次授出認股權(「第十三次授予」)，授出認股權予(其中包括)本公司董事；
- 於二零零八年二月五日，薪酬委員會審議及通過批准有關(其中包括)本公司執行董事之二零零七年年終花紅；及
- 於二零零八年三月三十一日之會議，釐訂各執行董事(為本公司之高級管理層成員)之二零零七年年度薪酬待遇。

董事會接納由薪酬委員會建議之董事薪酬待遇，並將於二零零八年年會上呈交薪酬委員會建議之董事袍金及其增幅予股東批准。

董事沒有參與釐訂其本身的薪酬水平。

有關本集團於二零零七年財政年度之董事薪酬待遇及集團五位最高薪人士之詳情，分別刊載於二零零七年財務報表附註9及10內。

問責

財務報告

董事會規管本集團之事務。董事須依據有關法律及上市規則的要求公佈財務資料，並對該財務資料之完整性負責。此職責適用於年度報表及中期報告，其他涉及股價敏感資料的通告及根據上市規則規定須披露之本公司其他財務資料。董事對財務報告之職責聲明需與羅兵咸永道配合，但有別於第49頁，羅兵咸永道公佈之職責聲明。

管理層就本集團之業務向董事提供相關資料，使之可於董事會中評定財務資料及其他事宜。

本集團已採納按持續經營之基準編制其財務報表。

內部監控

董事會負責維持及檢討本集團之內部監控系統的有效性。

本公司有清晰的組織架構、明確的職責、滙報基制及運作部門年度經費的權限與監管。內部監控與危機處理之範圍包括財務、運作及推行政策等各方面。而監控程序主要是確定危機，並加以處理。

內部審核部現僱有三位具專業資格的員工。此部門為董事會保證內部監控制度的有效性，並且將有關業務營運之風險有效地處理。於本年度內，內部審核部制訂內部審核計劃、與管理層討論業務風險，並與審核委員會檢討其內部審核報告。審核委員會主席可直接會見內部審核部主管。

於二零零七財政年度至財務報表日，審核委員會就內部審核部之審查結果滙報董事會。內部審核結果並未發現任何重大的監控失誤。

審核委員會

審核委員會須向董事會負責，並協助董事會確保本公司擁有一套符合其對外公佈財務資料的有效系統，並作出內部監控與執行。

審核委員會由兩位獨立非執行董事及一位非執行董事組成，詳情載於第33頁列表中。二零零七年，審核委員會之成員會議出席率為百分之一百。公司秘書為審核委員會之秘書，協助處理議程檔案、傳閱予成員會議記錄之草稿及完稿，並保存委員會會議記錄。其它參與者包括合資格會計師、內部審核部主管及羅兵咸永道之高級代表。本公司之網站內詳載審核委員會之職權範圍。

審核委員會於二零零七年度召開二次會議，分別於二零零七年三月審閱本集團二零零六年全年業績報告及經審核之財務報表；及二零零七年九月審閱本集團二零零七年中期業績報告及未經審核之財務報表。於二零零八年三月三十一日之會議，審核委員會審閱本集團二零零七年全年業績報告，並審閱本集團的內部審核部對風險評估及內部監控制度所提交的報告。每次會議，羅兵咸永道均提供書面報告及相關文件。

審核委員會接納羅兵咸永道的獨立性及客觀性，以及其審核過程的效率，故此，審核委員會已建議董事會於應屆股東週年大會上續聘羅兵咸永道為本公司之核數師。羅兵咸永道支出費用刊載於二零零七財務報表之附註8(b)。

與股東及投資者溝通

本公司除向股東發出年報、中期報告、通函及通告外，亦會適時將該等詳盡之資料刊載於聯交所及本公司自設之網站，以供股東參閱。

本公司安排一位高級行政人員專責與投資者關係之事宜。本公司就股東及投資者對本公司業務之查詢，均詳盡快捷地回應。每年公佈業績時，本公司均舉行記者招待會，並向投資界作出發報會及簡報，而執行董事亦定期與機構投資者及財務分析員進行對話。與此期間，本公司為分析員籌組實地考察，以便徹底瞭解集團房產之質素。本公司之業務及股份表現更常被財經報刊提及，及國際知名投資銀行研究部垂注。

本公司鼓勵全體股東出席股東週年大會，以及所有其他股東會議，藉以商討進程及事宜。主席及董事在會議上解答股東的提問。而股東週年大會上提呈的所有實質決議案將按照上市規則的要求，由本公司之香港股份過戶登記分處進行投票方式表決的點票監察員，有關投票結果將會按照「上市規則」第2.07C條的規定盡快刊登公告於聯交所及本公司之網址內。主席（及任何股東大會主席）均確保本公司在向股東發出的所有通函內，全面載列股東要求以投票方式表決的程序及權利，而本公司所有股東大會在盡可能情況下均會遵守上市規則第13.39(3)及(4)條之規定。

遵守附錄十四

本公司於二零零七年內一直遵守載於上市規則附錄十四的企業管治常規守則之條文。關於偏離守則條文A.4.2.條規定一事，董事會經檢討及知悉現行之輪值退任及重選制度，已充份體現該守則條文，董事會認為載於本公司二零零六年年報相關之章節內之理據依然成立。董事會亦認為主席及董事總經理之繼續留任對本集團實為重要，而董事會之組合及膺選退任政策可作出平衡。董事會將繼續檢討有關事項，於適當時候作出相應措施。

董事之個人資料

於年內服務本公司的董事之資料如下：

執行董事

呂志和博士，GBS，MBE，太平紳士，LLD，DSSc，DBA，現年七十八歲，為本集團之創辦人。自一九八九年六月起出任為董事，現為本公司主席，呂博士同時亦為銀河娛樂之主席及執行董事。彼於礦務、建築材料及地產發展方面具逾五十年之經驗，為英國礦業學會(香港分會)創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會創會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。此外，呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。呂博士於二零零五年七月獲香港特別行政區政府頒授金紫荊星章榮譽。呂博士於二零零六年十二月再次當選為香港特別行政區選舉委員會之委員。呂博士於二零零七年榮膺DHL/南華早報「香港商業獎2007」之「商業成就獎」及獲美國優質服務科學協會頒授終生成就獎。呂博士為呂耀東先生及鄧呂慧瑜女士之父。

呂耀東先生，現年五十二歲，於一九七九年加入嘉華集團。彼自一九八九年六月起出任為執行董事。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為中國人民政治協商會議上海市委員會委員，亦為第十一屆中國人民政治協商會議全國委員會委員。呂先生為呂志和博士之子及鄧呂慧瑜女士之胞弟。

許淇安先生，GBS，CBE，QPM，CPM，現年六十四歲，於二零零三年加入本集團為集團常務董事，現為本公司之董事總經理(署理)。彼自二零零三年四月起出任為執行董事。許先生於二零零五年十二月起獲委任為本公司之薪酬委員會主席。在加入本集團前，許先生曾於香港警隊服務三十八年，於二零零一年退休前曾擔任香港警務處處長一職。於二零零一年，許先生獲香港特別行政區政府頒授金紫荊星章榮譽。彼亦為香港童軍總會的會員，目前為該組織之助理香港總監(國際及內聯)。

倫贊球先生，現年五十三歲，於一九九九年加入本集團。彼自二零零一年十二月起出任本公司之執行董事及副董事總經理。倫先生持有美國加州柏克萊大學電子及電腦碩士學位及香港大學工商管理碩士學位。在加入本集團之前，彼於多間著名跨國公司擔任高層行政及管理職位，彼對中國內地之市場運作擁有豐富而廣泛之經驗。

鄧呂慧瑜女士，太平紳士，現年五十四歲，於一九八零年加入嘉華集團，並自一九八九年六月起任執行董事。彼亦為銀河娛樂(為一間香港上市公司)之執行董事。鄧女士持有加拿大麥基爾大學之商業學士學位，並為英格蘭及威爾斯特許會計師學會會員。鄧女士曾為香港特別行政區選舉委員會委員。彼亦為多間公共及社會服務團體之委員，包括海洋公園公司董事局、香港藝術發展局、統計諮詢委員會、公司法改革常務委員會及旅遊業策略小組成員，以及香港歌劇協會有限公司之董事會主席。鄧女士於二零零五年七月一日獲香港特別行政區政府委任為太平紳士。鄧女士於二零零六年十二月再次當選為香港特別行政區選舉委員會委員。鄧女士為呂志和博士之女兒及呂耀東先生之胞姊。

非執行董事

鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士，(獨立非執行董事)現年八十一歲，於一九八九年至一九九七年出任本公司及嘉華建材有限公司(現為銀河娛樂)之董事會顧問。彼自一九九七年七月起出任為董事及於一九九八年起任獨立非執行董事。彼於多間公司擔任非執行董事之職，亦為多間慈善機構之委員。彼曾為香港政府公務員及擔任要職，於一九八七年退任前任布政司及署理港督。鍾爵士於二零零二年獲香港特別行政區政府頒授最高榮譽大紫荊勳章。

梁文建先生，CBE，太平紳士，(非執行董事)現年六十九歲，於一九九八年加入本集團為副主席(行政)，隨後於二零零一年至二零零六年為本集團顧問。彼於一九九八年九月起出任為執行董事及於二零零一年三月起任非執行

董事。梁先生自二零零五年三月起出任本公司之審核委員會成員。梁先生持有香港大學榮譽文學士學位及英國牛津大學政務及發展文憑。梁先生曾服務香港政府三十二年，在不同範疇擔任要職，包括運輸司、教育統籌司及廉政專員等，亦曾出任立法局官守議員。

黃乾亨博士，GBS，太平紳士，LLD，DH，(非執行董事)現年七十五歲，自一九八九年六月起出任為董事。黃博士於二零零零年起出任為獨立非執行董事，彼於二零零五年調職為非執行董事。彼於一九九九年至二零零五年三月期間出任本公司之審核委員會成員。黃博士為本港一間律師行之顧問律師，並為國際公證人及中國委托公證人。此外，黃博士為利民實業有限公司之董事。

李東海博士，GBM，GBS，LLD，太平紳士，(獨立非執行董事)現年八十六歲，自一九八九年六月起出任為董事，並於一九九八年起任獨立非執行董事。李博士為東泰集團主席及多間香港上市公司之獨立非執行董事或非執行董事，彼為中華海外聯誼會副會長、香港友好協進會主席、東華三院顧問局顧問及東華三院歷屆主席會主席等多個公職委員會成員及社團首長，並曾任中國人民政治協商會議全國委員會第八及九屆常務委員、國務院港澳事務辦公室及新華社香港分社港事顧問、香港特別行政區籌備委員會委員及香港特別行政區第一屆政府推選委員會委員。李博士曾獲多國政府頒授勳銜，包括意大利大十字爵士勳銜、英帝國官佐勳銜、法國榮譽騎士勳銜、比利時里奧普二世司令勳銜及於一九九九年獲香港特別行政區政府頒授金紫荊星章榮譽，二零零六年七月再獲香港特別行政區政府頒授最高榮譽大紫荊勳章，並於二零零七年獲英國四十八家集團俱樂部頒授「破冰先驅獎」，以表揚他對推動中英貿易關係發展所作出的貢獻。李博士在商業管理方面累積逾五十年經驗。

陳有慶博士，GBS，LLD，太平紳士，(獨立非執行董事)現年七十五歲，自一九八九年六月起出任為董事，並於一九九八年起任獨立非執行董事。彼具有超過四十年銀行工作經驗，現為亞洲金融集團(控股)有限公司之主席，而該公司為亞洲保險有限公司之控股公司。陳博士亦為創興銀行有限公司(前稱廖創興銀行有限公司)之獨立非常務董事。此外，彼現任中華全國歸國華僑聯合會副主席、中華人民共和國全國人民代表大會之代表及香港中華總商會之當然永遠榮譽會長。

張惠彬博士，太平紳士，(獨立非執行董事)現年七十一歲，於一九八六年加入嘉華集團，彼於一九八九年六月獲委任為執行董事及自一九九五年起任非執行董事。彼為本公司審核委員會之主席及薪酬委員會成員。張博士持有工商管理榮譽博士、工商管理碩士及理學士學位。彼在不同行業的高層管理擁有逾三十年經驗，包括在銀行業擁有逾二十二年經驗。彼為香港怡康國際有限公司主席，亦為多間於聯交所主板上市公司之獨立非執行董事兼審核委員會主席，包括銀河娛樂、上海電氣集團股份有限公司、建生國際集團有限公司及Prime Investments Holdings Limited。張博士亦為菲律賓首都銀行之資深顧問。張博士曾任東華三院總理及顧問，並現為廣東省高爾夫球協會副會長。彼榮獲二零零二年(上市公司一非執行董事)之傑出董事獎。張博士亦為香港董事學會之理事。

廖樂柏先生，(獨立非執行董事)現年五十六歲，自二零零四年九月起出任本公司之獨立非執行董事及審核委員會成員。廖先生於二零零五年十二月起出任本公司之薪酬委員會成員。彼為香港會計師公會和英格蘭及威爾斯特許會計師學會之資深會員，於專業審計及會計方面擁有超過三十年經驗。廖先生於一九八零年至二零零二年間任職於羅兵咸永道，於一九八五年獲委任為羅兵咸永道之審計合夥人，廖先生除委任為審計合夥人外，並不時執掌電腦審計、持續教育及人力資源等部門。彼於二零零二年六月於羅兵咸永道離職後退休。廖先生現為皇家亞洲學會香港分會之主席及香港歌劇協會有限公司之董事。

高級管理人員

在各部門主管(包括合資格會計師)的協助下，本集團的業務及經營是由執行董事直接負責，彼等被視為本公司的高級管理層。

五年賬目摘要

	[illegible]	[illegible]	[illegible]	[illegible]	二零零七年 港幣千元
綜合損益表					
營業額	3,076,143	418,257	289,307	275,956	**4,799,504**
除税前溢利	183,220	231,153	393,249	1,008,763	**2,850,701**
税項(支出)/抵免	(45,831)	1,461	(142,869)	(307,019)	**(220,621)**
持續經營業務之溢利	137,389	232,614	250,380	701,744	**2,630,080**
已終止經營業務之溢利	—	29,757	3,553,418	—	**—**
少數股東權益	(17,009)	(21,157)	(159,750)	(472,041)	**(178,938)**
股東應佔溢利	120,380	241,214	3,644,048	229,703	**2,451,142**
每股盈利(港仙)	6.2	12.1	157.7	9.5	**100.3**
每股股息(港仙)— 附註2	3.0	6.0	53.7	3.5	**30.5**
綜合資產負債表					
非流動資產	1,136,196	1,090,200	2,140,863	3,491,746	**3,799,234**
聯營公司及共同控制實體	553,128	508,389	577,261	575,502	**700,916**
其他非流動資產	433,227	440,947	2,698,833	4,486,676	**1,198,107**
流動資產淨額	2,884,322	4,389,180	2,033,802	2,206,072	**7,685,719**
資金之運用	5,006,873	6,428,716	7,450,759	10,759,996	**13,383,976**
資金來源:					
股本	197,797	201,564	237,792	242,995	**245,869**
儲備	2,333,890	2,471,190	5,078,878	7,221,368	**8,256,702**
股東權益	2,531,687	2,672,754	5,316,670	7,464,363	**8,502,571**
少數股東權益	1,083,869	723,354	355,968	856,817	**1,056,774**
長期負債	1,302,184	2,773,224	1,567,857	1,914,731	**3,297,252**
非流動負債	89,133	259,384	210,264	524,085	**527,379**
已運用資金	5,006,873	6,428,716	7,450,759	10,759,996	**13,383,976**
每股資產淨值(港元)	1.28	1.34	2.30	3.07	**3.46**

附註:

1 二零零三年之摘要沒有根據二零零五年始生效之香港財務報告準則再作重列。

2 二零零五年之股息包括特別中期股息,按每持有十股本公司股份獲派一股銀河娛樂股份。

五年賬目摘要

營業額
(港幣百萬元)



3,076
418
289
276
4,800
2003
2004
2005
2006
2007
年份

每股資產淨值
(港幣)



1.28
1.34
2.30
3.07
3.46
2003
2004
2005
2006
2007
年份

每股盈利
(港仙)



6.2
12.1
157.7
9.5
100.3
2003
2004
2005
2006
2007
年份

股息及股東應佔溢利
(港幣百萬元)



120
241
3,644
230
2,451
2003
2004
2005
2006
2007
年份
股東應佔溢利
股息

每股股息
(港仙)



2
1
4
2
51.7
1 1
2.5
1
25
3
2.5
2003
2004
2005
2006
2007
年份
特別股息
末期股息
中期股息

董事會報告書

董事提呈二零零七年財務報表及董事會報告書，以供閱覽。

主要業務

本公司乃一間投資控股公司，其主要附屬公司及共同控制實體之主要業務為於香港、中國內地及新加坡從事物業發展及物業投資。各附屬公司之業務已載於二零零七年財務報表附註第38項。

業績及分派

二零零七年財務報表由本年報第50頁起載列本集團截至二零零七年十二月三十一日止年度之業績。

年度內曾派發中期現金股息每股港幣0.025元及特別中期現金股息每股港幣0.25元。董事會建議派發末期現金股息每股港幣0.03元。本年度股息總額為每股港幣0.305元（二零零六年：港幣0.035元）。股息之詳情載於二零零七年財務報表附註第15項。

股本

二零零七年財務報表附註第29項載有年度內本公司之股本詳細資料，及由於派發以股代息股息及行使認股權，以致本公司在年度內已發行股本因而增加之變動。

可換股債券

在年度內有關0.5%有擔保於二零零九年到期可換股債券之詳情見於二零零七年財務報表附註第32(c)項。

上市證券的買賣

於年度內，本公司及其任何附屬公司並無購入、出售或贖回任何本公司之股份或債券。

儲備

本集團及本公司於年度內儲備變動詳情載於二零零七年財務報表附註第31項。

捐款

本集團於年度內之慈善捐款總額為港幣113,713,000元（二零零六年：港幣4,442,000元）。

物業、機器及設備

本集團在年度內之物業、機器及設備之變動詳情載於二零零七年財務報表附註第17項。

主要物業

本集團於二零零七年十二月三十一日持作投資及發展用途之主要物業詳情載於本年報第95至96頁。

董事

年度內服務於本公司的董事包括呂志和博士、呂耀東先生、許淇安先生、倫贊球先生、鄧呂慧瑜女士、鍾逸傑爵士、梁文建先生、黃乾亨博士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

現任董事之個人資料載於本年報第37至38頁。

遵照本公司細則第109(A)條及企業管治的規定，梁文建先生及黃乾亨博士（均為非執行董事）、張惠彬博士及廖樂柏先生（均為獨立非執行董事）即將於舉行之股東週年大會上輪值退任。黃博士及張博士均選擇不在股東週年大會上膺選連任，因此彼等於即將舉行之股東週年大會結束時退任。梁文建先生及廖樂柏先生均表示如再度獲選，願繼續留任。

本公司或任何其附屬公司均無與擬重選留任之各董事訂立終止時須作出超過一年賠償之服務合約（法定賠償除外）。

經股東於即將舉行之股東週年大會上批准後，各董事將會就截至二零零七年十二月三十一日止年度收取如下袍金：

	[illegible]	[illegible]
董事會	120,000	100,000
審核委員會	100,000	80,000
薪酬委員會	50,000	40,000

董事之合約權益

除本董事會報告書所披露外，在二零零七年十二月三十一日或截至該日止年度內任何時間，本公司或任何其附屬公司並無或並未曾就有關本集團之業務與任何董事直接或間接訂立擁有實質利益之重大合約。

董事之證券權益

截至二零零七年十二月三十一日，根據證券及期貨條例第XV部第7及第8分部向本公司及聯交所申報（包括根據證券及期貨條例該等條文被當作或視為擁有的權益及淡倉（如有）），及根據證券及期貨條例第352條而備存於登記冊內，或根據載於上市規則附錄十通知本公司及聯交所，各董事在本公司或其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券之權益及淡倉，與有關認購股份之權益，及該等權益之行使詳情，分列如下：

(甲) 股份

	[illegible]				
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
呂志和	7,613,534	7,256,345[1]	1,326,706,115[2]	1,341,575,994	54.56
呂耀東	5,878,035	—	—	5,878,035	0.24
許淇安	990,000	—	—	990,000	0.04
倫贊球	2,678,046	—	—	2,678,046	0.11
鄧呂慧瑜	9,280,371	—	—	9,280,371	0.38
鍾逸傑爵士	650,000	—	—	650,000	0.03
梁文建	500,000	—	—	500,000	0.02
黃乾亨	1,101,226	—	—	1,101,226	0.04
李東海	1,050,000	—	—	1,050,000	0.04
陳有慶	1,436,563	—	—	1,436,563	0.06
張惠彬	1,107,239	—	—	1,107,239	0.05
廖樂柏	1,000,000	—	—	1,000,000	0.04

除另述外，上述所有個人權益均為各董事以實益擁有人之身份持有。

附註：

(1) 呂志和博士透過其配偶之權益，被視作擁有7,256,345股股份的權益。

(2) 該1,326,706,115股股份指下列各項的總和：(i) Best Chance Investments Ltd.持有35,696,109股股份；(ii)步基證券有限公司持有3,095,377股股份；(iii) Favor Right Investments Limited持有8,286,000股股份；(iv) Super Focus Company Limited持有1,086,035,985股股份；(v) Premium Capital Profits Limited持有135,435,613股股份；(vi)銘訊有限公司持有58,157,031股股份。呂志和博士為上述公司之最終實益擁有及控制人。

(乙)相關股份 — 認股權

詳情載於以下「認股權計劃」內。

上述所有權益均指好倉。

呂志和博士被視作擁有於本公司之其他所有附屬公司及共同控制實體之已發行股本權益。

除上文所披露外，截至二零零七年十二月三十一日，本公司董事概無在本公司或其任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東之權益

截至二零零七年十二月三十一日，根據證券及期貨條例第336條而須予備存於本公司登記冊內，持有本公司股份及相關股份權益之人士(非本公司董事或行政總裁)，分列如下：

[illegible]	[illegible]	[illegible]
Super Focus Company Limited	1,086,035,985 (1)	44.17
Penta Investment Advisers Limited	387,574,033 (2)	15.76
John Zwaanstra先生	387,574,033 (3)	15.76
Star II Limited	193,592,644 (1)	7.87
Penta Asia Fund, Ltd.	163,668,672 (4)	6.66
Todd Zwaanstra先生	163,668,672 (5)	6.66
Mercurius GP LLC	163,668,672 (6)	6.66

附註：

(1) Super Focus Company Limited及Star II Limited分別實益擁有1,086,035,985股股份及193,592,644股股份，呂志和博士為該兩間公司的唯一持有及控制人。

(2) John Zwaanstra先生控制其100%權益之Penta Investment Advisers Limited以投資經理身份擁有387,574,033股股份。

(3) 該等股份與附註(2)所述之387,574,033股股份相同。John Zwaanstra先生因擁有Penta Investment Advisers Limited之100%權益而被視為擁有本公司的股份權益。John Zwaanstra先生就持有Penta Asia Fund, Ltd.及Mercurius GP LLC之投票權逾三分一而被視為擁有Penta Asia Fund, Ltd.及Mercurius GP LLC所持本公司的股份之權益。

(4) 該163,668,672股股份乃由Penta Asia Fund, Ltd.之全資附屬公司Penta Master Fund, Ltd.持有，且與Penta Investment Advisers Limited名下部份權益重複。

(5) Todd Zwaanstra先生以Mercurius Partners Trust(為一項全權信託)信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一，因而被視為擁有Penta Master Fund, Ltd.所持163,668,672股股份之權益。

(6) Mercurius GP LLC為Mercurius Partners Trust之創立人，故被視為擁有Todd Zwaanstra先生及Mercurius Partners Trust所持163,668,672股股份之權益。

John Zwaanstra先生亦擁有Penta Investment Advisers Limited所持387,574,033股股份之權益，而該等387,574,033股股份其中163,668,672股亦被視為由(a) Todd Zwaanstra先生透過Penta Master Fund, Ltd.（由Penta Asia Fund, Ltd.全資擁有，故Todd Zwaanstra先生以Mercurius Partners Trust（為一項全權信託）信託人身份控制Penta Asia Fund, Ltd.之投票權逾三分一）及(b) Mercurius Partners Trust之創立人Mercurius GP LLC擁有權益。

除上述披露者外，截至二零零七年十二月三十一日，本公司並無接獲任何擁有本公司股份及相關股份權益或淡倉之人士須根據證券及期貨條例第XV部第2及第3分部向本公司申報。

認股權計劃

本公司之認股權計劃已獲股東於二零零二年五月三十日舉行之股東週年大會上採納。概要如下：

(1) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵，並透過調配認股權持有人與股東之利益，促進本公司之長線財務成果。

(2) 參與者

(i) 本公司或任何聯屬公司之任何僱員及任何高級行政人員或董事；或

(ii) 本公司或任何聯屬公司之任何專家顧問、代理、代表或專業顧問；或

(iii) 向本公司或任何聯屬公司提供貨品或服務之任何人士；或

(iv) 本公司或任何聯屬公司之任何客戶或承辦商；或

(v) 本公司或任何聯屬公司之任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設之信託的信託受託人；或

(vii) 有關上述任何合資格承授人是指其本人、合資格承授人或其直屬家庭成員之信託、及由合資格承授人或其直屬家庭成員控制之公司。

「聯屬公司」指(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司。

(3) 可予發行之股份總數

授權限額－在下段所述規限下，根據認股權計劃及本公司任何其他計劃授出之認股權在悉數行使時可予發行之股份總數，不得超過於二零零二年五月三十日已發行股份之10%，即187,563,607股股份。

主要限額－本公司可由股東通過普通決議案重訂上段所述之授權限額，惟在此之前必須先向股東發出通函。根據認股權計劃及本公司任何其他計劃授出及尚未行使之認股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。

截至本年報之日期，根據認股權計劃可予發行之股份總數為128,634,607股，佔本公司是日已發行股本約5.23%。

(4) 各參與者之限額

各參與者於任何十二個月期間內獲授之認股權（不論已行使或尚未行使）在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。

如經股東在股東大會上另行批准，而有關參與者及其聯繫人（定義見上市規則）放棄對該項決議案投票，而本公司在尋求批准前向股東發出通函，則本公司可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權之股份必須行使期限由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有之最低期限

認股權歸屬前必須持有的最低期限（如有）乃由董事會全權決定（認股權計劃本身並不設任何最低持有期限）。

(7) 接納認股權須付款項

承授人接納認股權時須向本公司支付港幣1元。認股權必須於授出日期起十四天內，或於董事會以書面批准之較長期限內被接納。

(8) 認購價之釐定基準

認股權的認購價必須為董事會在授出有關認股權時全權釐定的價格，惟不得低於下列各項中之最高者：

(i) 於授出日期的股份收市價；

(ii) 在緊接授出日期前五個營業日的股份平均收市價；及

(iii) 一股股份的面值。

(9) 認股權計劃之餘下年期

認股權計劃之年期為二零零二年五月三十日起計為期十年及將於二零一二年五月二十九日屆滿。

於二零零七年十二月三十一日止年度內，根據認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事、本公司僱員及其他參與人持有之認股權變動，詳情載列如下：

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
呂志和	二零零五年十月二十一日	1,350,000	—	—	—	1,350,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	1,055,000	—	—	1,055,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
呂耀東	二零零五年十月二十一日	1,340,000	—	—	—	1,340,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	263,000	—	263,000	—	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日

許淇安	二零零五年十月二十一日	580,000	—	580,000[b]	—	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	410,000	—	—	410,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
倫贊球	二零零五年十月二十一日	670,000	—	670,000[c]	—	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	433,000	—	—	433,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
鄧呂慧瑜	二零零五年十月二十一日	930,000	—	—	—	930,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	940,000	—	—	940,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
鍾逸傑爵士	二零零三年二月二十八日	150,000	—	—	—	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
梁文建	二零零五年十月二十一日	400,000	—	400,000[d]	—	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
黃乾亨	二零零五年十月二十一日	300,000	—	—	—	300,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
李東海	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
陳有慶	二零零五年十月二十一日	500,000	—	—	—	500,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
張惠彬	二零零五年十月二十一日	600,000	—	—	—	600,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
廖樂柏	二零零五年十月二十一日	500,000	—	500,000[b]	—	—	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	500,000	—	—	500,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日
僱員(合共)	一九九八年五月二十日	33,000	—	—	33,000	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	150,000	—	—	150,000	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	272,000	—	223,000[e]	—	49,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零五年十月二十一日	*10,839,000	—	8,719,000[f]	—	2,120,000	1.9060	二零零六年十月二十二日至二零一一年十月二十一日
	二零零七年十一月二十七日	—	9,034,000	—	20,000	9,014,000	4.6360	二零零八年十一月二十七日至二零一七年十一月二十六日

* *就認股權持有人不再為本公司董事但繼續為其一聯屬公司之僱員後，其所持有530,000份認股權由「董事」重新分類為「僱員」。*

附註：

(a) 股份在緊接認股權授出日期前一天之收市價為港幣4.640元。

(b) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣4.800元。

(c) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣4.950元。

(d) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.560元。

(e) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣2.807元。

(f) 於年內股份在緊隨認股權行使日期前一天之加權平均收市價為港幣3.254元。

本公司於二零零七年十一月二十七日授出15,635,000份認股權予本公司及其聯屬公司之董事及被選僱員，所有認股權之認購價為每股港幣4.636元，而其中283,000認股權已告失效。

授出的認股權，須受一年持有期限制。於年度內，無任何認股權被註銷。

於年度內所授出認股權之公平值載於二零零七年財務報表附註30。

除本公司之認股權計劃外，本公司或其附屬公司於年內概無簽訂任何協議，使董事或其配偶或其十八歲以下子女可藉收購本公司或其他法人團體之股份或債券而獲益。

關連交易及持續關連交易

(1) 本公司向Permira投資工具出售452,500,000股銀河娛樂股份(「出售」)，根據上市規則規定該出售為主要及關連交易，詳情已載於二零零七年十一月五日本公司及銀河娛樂之聯合通函內。本公司股東已於二零零七年十一月二十一日召開特別股東大會上通過該出售。

(2) 本公司和銀河娛樂為各自之關連人士。本公司與銀河娛樂之間之持續交易據上市規則為持續關連交易而須作出披露。於二零零七年，該等持續關連交易如下：

   (i) 銀河娛樂間接持有之附屬公司繼續就二零零五年六月二日訂立之三份租賃協議租賃由上海嘉滙達房地產開發經營有限公司(由本公司間接持有39.6%之附屬公司)租用上海嘉華中心18樓1802、1803及1804單位。該租賃詳情已載於本公司及銀河娛樂於二零零五年八月二十三日之聯合公佈。所有租賃年期均為三年，(由二零零五年六月一日至二零零八年五月三十一日)。在年內該等持續關連交易均在年度上限之內。並已由本公司之獨立非執行董事審核有關該三份租賃協議之持續關連交易及確認該等交易屬本集團的日常業務，是按照一般商務條款進行，亦是根據有關交易的協議條款進行；及該等交易條款屬公平合理，並且符合本公司股東的整體利益。

   (ii) 港幣330,000,000元之循環備用貸款(詳情見於二零零二年八月五日本公司之通函內)，已於二零零七年九月十二日到期及沒有續期。

   (iii) 本公司於一九九七年三月五日向香港政府提供了一項擔保，有關嘉安石礦有限公司(為一間銀河娛樂持有之附屬公司)獲香港政府授權位於九龍大上托安達臣道石礦場進行為期十七年之採礦及礦場復修之合約(編號：GE/96/10)。於年結時該擔保仍存在。該持續關連交易之詳情已載於本公司於二零零六年十一月十日之公佈內。本公司自一九九七年起均於其年報內提及該擔保。該擔保並無年度上限。

優先購買權

百慕達法例中之成文法或普通法並無股東優先購買權之規定。

競爭業務

呂志和博士擁有若干從事物業投資、貿易及物業發展業務之獨立管理公司之權益。該等公司之業務(「競爭業務」)與本集團的業務可能有直接或間接競爭。呂志和博士、呂耀東先生及鄧呂慧瑜女士(三人統稱「有關董事」)亦為若干競爭業務控股公司之董事。

儘管有關董事亦為本公司之執行董事，本集團仍然有能力就競爭業務獨立地按公平基準進行其業務。本公司有強大及獨立的董事會，共有十二名董事，當中有七名成員為非執行／獨立非執行董事。而該等非執行／獨立非執行董事包括有專業人士（核數／會計及法律方面），成功的實業家，及前香港政府高級官員。本公司已設立一套企業管治的程序，可確保能獨立地對投資機遇及業務發展作出評估及檢討。有關董事完全知悉彼等之受信責任，並將會避免任何利益衝突。有關董事將會於遇上任何潛在利益衝突事項時，在有需要時將會放棄投票。因此，董事認為本集團之利益受到足夠保障。

除上述披露者外，本公司董事及其各自有關的聯繫人與本集團並無其他業務競爭權益。

公眾持股量

根據本公司之公開資料及董事於年報發表日得悉的資料作為基準，本公司根據上市規則規定擁有足夠的已發行股本之公眾持股量。

財務概要

本集團過去五個財政年度之業績、資產及負債賬目摘要乃摘錄自經審核之賬項及按適當情況作出調整，現載於本年報第39至40頁。

主要客戶及供應商

二零零七年十二月三十一日止年度：

(1) 本集團之五大顧客之營業額佔整體營業額少於百分之三十。

(2) 本集團從其五大供應商購入之貨品（不包括資本性採購）佔整體採購額少於百分之三十。

就本公司董事所知，未有任何董事，其聯繫人士，或就董事所知持有本公司超過5%已發行股份之股東，擁有此五大供應商（不包括資本性）之任何權益。

管理合約

年度內，本公司並無訂立或存有任何重要之管理及行政合約。

核數師

本公司之二零零七年財務報表經由羅兵咸永道所審核。該核數師於即將舉行之股東週年大會上任滿告退，但願意應聘續任。

承董事會命

主席
呂志和

香港，二零零八年四月二日

獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888
www.pwchk.com

致嘉華國際集團有限公司股東
(於百慕達註冊成立的有限公司)

本核數師已審核列載於第50至94頁嘉華國際集團有限公司(「貴公司」)的財務報表，此財務報表包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及按照香港《公司條例》的披露規定編製及真實而公平地列報該等財務報表。該責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估算。

核數師的責任

核數師的責任是根據審核的結果對該等財務報表作出意見。並按照百慕達一九八一年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

本核數師已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求核數師遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

本核數師相信，所獲得的審核憑證是充足和適當地為審核意見提供基礎。

意見

本核數師認為，該等財務報表已根據香港財務報告準則真實而公平地反映貴公司及貴集團於二零零七年十二月三十一日的財務狀況及貴集團截至該日止年度的溢利及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年四月二日

綜合損益表

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營業額	7	**4,799,504**	275,956
銷售成本		**(3,622,726)**	(159,761)
毛利		**1,176,778**	116,195
其他營運收入		**190,115**	134,721
行政費用		**(148,411)**	(126,605)
其他營運費用	8(a)	**(138,155)**	(10,890)
出售非流動投資之收益		**1,373,782**	—
投資物業之公平值變動		**351,871**	957,958
經營溢利	8(b)	**2,805,980**	1,071,379
財務費用	12	**(110,751)**	(71,891)
應佔共同控制實體之溢利		**155,478**	9,275
應佔聯營公司之虧損		**(6)**	—
除稅前溢利		**2,850,701**	1,008,763
稅項支出	13	**(220,621)**	(307,019)
本年度溢利		**2,630,080**	701,744
應佔:			
股東		**2,451,142**	229,703
少數股東權益		**178,938**	472,041
		2,630,080	701,744
股息			
中期		**61,368**	24,187
特別中期		**614,673**	—
建議末期		**73,771**	60,868
	15	**749,812**	85,055
		港仙	港仙
每股盈利	16		
基本		**100.27**	9.54
攤薄		**99.12**	9.47

綜合資產負債表

二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
物業、機器及設備	17	**52,732**	54,297
投資物業	18	**3,679,112**	3,367,669
租賃土地及土地使用權	19	**67,390**	69,780
共同控制實體	21	**700,920**	575,502
聯營公司	22	**(4)**	—
非流動投資	23	**1,191,008**	4,477,084
其他非流動資產	24	**7,099**	9,592
		5,698,257	8,553,924
流動資產			
發展物業	25	**4,800,680**	5,309,940
應收共同控制實體款項	21	**2,454,691**	—
應收聯營公司款項	22	**652,790**	—
應收賬款及預付款	26	**328,228**	283,504
可收回税項		**2,762**	46,590
現金及銀行結餘	27	**2,444,742**	741,060
		10,683,893	6,381,094
總資產		**16,382,150**	14,935,018
權益			
股本	29	**245,869**	242,995
儲備	31	**8,256,702**	7,221,368
股東權益		**8,502,571**	7,464,363
少數股東權益		**1,056,774**	856,817
總權益		**9,559,345**	8,321,180
負債			
非流動負債			
借貸	32	**3,297,252**	1,914,731
遞延税項負債	33	**527,379**	524,085
		3,824,631	2,438,816
流動負債			
應付共同控制實體款項	21	**56,286**	76,507
應付賬款及應計費用	28	**883,928**	2,890,998
借貸之現期部份	32	**1,282,246**	1,196,256
應付税項		**161,041**	11,261
應付股息		**614,673**	—
		2,998,174	4,175,022
總負債		**6,822,805**	6,613,838
總權益及負債		**16,382,150**	14,935,018

呂志和

主席暨執行董事

鄧呂慧瑜

執行董事

公司資產負債表

	附註	二零零七年 港幣千元	二零零六年 港幣千元
資產			
非流動資產			
附屬公司	20	**259,561**	259,561
共同控制實體	21	**438,568**	438,568
		698,129	698,129
流動資產			
應收附屬公司款項	20	**3,937,448**	2,721,104
應收賬款及預付款	26	**290**	420
可收回稅項		**1,435**	1,435
現金及銀行結餘	27	**133,704**	979
		4,072,877	2,723,938
總資產		**4,771,006**	3,422,067
權益			
股本	29	**245,869**	242,995
儲備	31	**3,282,139**	2,908,430
股東權益		**3,528,008**	3,151,425
負債			
非流動負債			
借貸	32	**187,000**	150,000
遞延稅項負債	33	**1,885**	1,885
		188,885	151,885
流動負債			
應付賬款及應計費用	28	**2,440**	2,757
借貸之現期部份	32	**437,000**	116,000
應付股息		**614,673**	—
		1,054,113	118,757
總負債		**1,242,998**	270,642
總權益及負債		**4,771,006**	3,422,067

呂志和

主席暨執行董事

鄧呂慧瑜

執行董事

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
經營業務之現金流量			
(用於)／來自經營業務之現金	34 (a)	(3,160,319)	1,237,616
税項支出淨額		(61,607)	(47,230)
利息支出		(230,566)	(181,844)
(用於)／來自經營業務之現金淨額		(3,452,492)	1,008,542
投資業務之現金流量			
購買物業、機器及設備		(4,526)	(4,336)
購買投資物業		—	(296,852)
收購共同控制實體		(5)	—
收購聯營公司		(2)	—
收購一附屬公司額外的股權		(9,483)	—
出售物業、機器及設備之款項		1,190	183
出售租賃土地及土地使用權之款項		763	—
出售非流動投資之淨額		3,713,207	—
購買其他投資		—	(836)
出售其他投資之款項		—	44,841
已收利息		46,099	14,713
已收共同控制實體之股息		67,073	30,041
已收上市證券投資之股息		—	716
來自／(用於)投資業務之現金淨額		3,814,316	(211,530)
融資活動之現金流量	34 (b)		
發行新股本		20,877	6,650
來自少數股東之資本		—	969
新增長期銀行借款		1,496,094	1,117,382
償還長期銀行借款		(764,592)	(693,858)
於借款日起計三個月後償還之短期銀行借款之增加／(減少)		639,438	(654,351)
已付予股東股息		(73,440)	(16,830)
來自／(用於)融資活動之現金淨額		1,318,377	(240,038)
現金及銀行結餘之增加淨額		1,680,201	556,974
於年度開始之現金及銀行結餘		741,060	255,206
滙率變動之影響		23,481	(71,120)
於年度終之現金及銀行結餘		2,444,742	741,060

綜合權益變動表

截至二零零七年十二月三十一日止年度

	股本 港幣千元	儲備 港幣千元	股東權益 港幣千元	少數股東 權益 港幣千元	總額 港幣千元
於二零零六年十二月三十一日	242,995	7,221,368	7,464,363	856,817	8,321,180
兌滙率調整	—	189,173	189,173	71,710	260,883
行使認股權而發行之股份	1,109	19,768	20,877	—	20,877
發行代息股份	1,765	(1,765)	—	—	—
發行代息股份所產生之儲備	—	48,796	48,796	—	48,796
認股權之公平值	—	11,780	11,780	—	11,780
投資儲備變現	—	(1,072,982)	(1,072,982)	—	(1,072,982)
非流動投資之公平值變動	—	126,331	126,331	—	126,331
收購一附屬公司額外的股權	—	—	—	(50,691)	(50,691)
本年度溢利	—	2,451,142	2,451,142	178,938	2,630,080
二零零六年末期股息	—	(60,868)	(60,868)	—	(60,868)
二零零七年中期股息	—	(61,368)	(61,368)	—	(61,368)
二零零七年特別中期股息	—	(614,673)	(614,673)	—	(614,673)
於二零零七年十二月三十一日	**245,869**	**8,256,702**	**8,502,571**	**1,056,774**	**9,559,345**
於二零零五年十二月三十一日	237,792	5,078,878	5,316,670	355,968	5,672,638
兌滙率調整	—	85,306	85,306	27,839	113,145
可換股債券之轉換，除稅	3,404	50,548	53,952	—	53,952
行使認股權而發行之股份	456	6,194	6,650	—	6,650
發行代息股份	1,343	(1,343)	—	—	—
發行代息股份所產生之儲備	—	31,387	31,387	—	31,387
認股權之公平值	—	2,384	2,384	—	2,384
非流動投資之公平值變動	—	1,786,528	1,786,528	—	1,786,528
來自少數股東之資本	—	—	—	969	969
本年度溢利	—	229,703	229,703	472,041	701,744
二零零五年末期股息	—	(24,030)	(24,030)	—	(24,030)
二零零六年中期股息	—	(24,187)	(24,187)	—	(24,187)
於二零零六年十二月三十一日	242,995	7,221,368	7,464,363	856,817	8,321,180

1. 一般資料

嘉華國際集團有限公司(「本公司」)是在百慕達註冊成立之有限公司，並在香港聯合交易所有限公司主板上市。註冊地址為Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda。主要辦事處為香港北角渣華道191號嘉華國際中心29樓。

本公司及其附屬公司(合稱「本集團」)主要於香港、新加坡及中國內地從事物業發展及投資。

此財務報表已獲董事會於二零零八年四月二日批准。

2. 編製基準

財務報表按照香港會計師公會頒佈之香港財務報告準則(「財務準則」)而編製，採用歷史成本會計法，並就投資物業及非流動投資之重估而作修訂，按公平值列賬。

編製符合財務準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。其涉及高度的判斷或複雜性的範疇，或涉及對財務報表屬重大假設和估算的範疇，在附註5中披露。

在二零零七年，本集團應用以下之新訂準則、修訂及詮釋：

- 香港會計準則第1號(修訂本) 財務報表的呈報方式 — 資本披露
- 香港(國際財務報告詮釋委員會) — 詮釋第8號 香港財務報告準則第2號之範圍
- 香港(國際財務報告詮釋委員會) — 詮釋第9號 重新評估勘入式衍生工具
- 香港(國際財務報告詮釋委員會) — 詮釋第10號 中期報告及減值
- 香港財務報告準則第7號 金融工具：披露

採納該等新準則、修訂及詮釋對本集團的會計政策及財務狀況並不構成任何重大影響，而採納香港會計準則第1號(修訂本)及香港財務報告準則第7號需要在財務報表中就金融工具及資本管理作出額外披露。

以下準則、修訂及詮釋於二零零八年一月一日或之後開始的會計期間生效，而本集團並無提早採納：

於截至二零零八年十二月三十一日止年度生效

- 香港(國際財務報告詮釋委員會) — 詮釋第11號 香港財務報告準則第2號 — 集團及庫存股份交易

於截至二零零九年十二月三十一日止年度生效

- 香港會計準則第1號(修訂本) 財務報表的呈報方式
- 香港會計準則第23號(修訂本) 借貸成本
- 香港財務報告準則第8號 營運分部

本集團已開始評估該等新準則、修訂及詮釋對集團之影響，並認為其對集團之財務狀況及營運並不構成任何重大影響。

3. 主要會計政策

編製此財務報表之主要會計政策如下。所應用之會計政策與過往年度所用者貫徹一致。

3.1 綜合基礎

本集團之綜合財務報表包括本公司及其附屬公司截至十二月三十一日止之賬目，並包括集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體及聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體及聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未沖銷商譽計算。

3.2 附屬公司

附屬公司乃指本集團有權監控其財務及營運政策的企業(包括特別目的企業)且一般附帶其半數以上投票權之股權(直接或間接)。於評估本集團是否控制另一企業時，會考慮現時可行使或可轉換之潛在投票權之存在及影響。

附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

收購會計法乃用作本集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值之公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在綜合損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策一致。

在本公司之資產負債表內，於附屬公司之投資按成本值扣除減值列賬。附屬公司之業績由本公司按股息入賬。

3.3 少數股東

少數股東權益即外部股東於附屬公司之經營業績及淨資產值之權益。

本集團視與少數股東之交易為與外部人士之交易。集團因出售其權益予少數股東而產生之盈利及虧損在損益表中記賬。當收購少數股東權益時，其付出代價與應佔收購附屬公司淨資產的賬面值有差額，則產生商譽。當收購成本低於所應佔之淨資產的賬面值，其差額將直接於綜合損益表內確認。

3. 主要會計政策(續)

3.4 共同控制實體

共同控制實體乃本集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體之投資以權益法入賬，起初以成本確認。本集團於共同控制實體之投資包括收購時已識辨之商譽(扣除任何累計減值)。共同控制實體之會計政策已作出改變以確保本集團所採納的會計政策之一致。

本集團應佔收購後共同控制實體之溢利或虧損於綜合損益表內確認，而應佔收購後儲備之變動則於儲備確認。投資賬面值會根據累計之收購後變動而作出調整。

本集團與其共同控制實體之間交易之未變現收益按集團在共同控制實體權益對銷。除非交易提供所轉讓資產減值之憑證，否則未變現虧損亦予以對銷。

在本公司之資產負債表內，共同控制實體之投資按成本扣除減值撥備列賬。共同控制實體之業績乃由本公司按股息入賬。

3.5 聯營公司

聯營公司指在附屬公司或合營企業以外，本集團長期持有股權及可對其管理擁有重大影響力，通常附帶20%至50%投票權之股權之公司。

聯營公司之投資以權益法入賬，起初以成本確認。本集團於聯營公司之投資包括收購時已識辨之商譽(扣除任何累計減值)。聯營公司之會計政策已作出改變以確保本集團所採納的會計政策之一致。

本集團應佔收購後聯營公司之溢利或虧損於綜合損益表內確認，而應佔收購後儲備之變動則於儲備確認。投資賬面值會根據累計之收購後變動而作出調整。

如本集團應佔一間聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其他無抵押應收賬款，本集團不會確認進一步的虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易之未變現收益按集團在聯營公司權益對銷。除非交易提供所轉讓資產減值之憑證，否則未變現虧損亦予以對銷。

於本公司資產負債表，對聯營公司的投資乃按成本扣除減值撥備列賬。聯營公司之業績乃由本公司按股息入賬。

3. 主要會計政策(續)

3.6 商譽

商譽指收購成本高於在收購日本集團應佔所收購之附屬公司、共同控制實體及聯營公司之可識辨淨資產之公平值數額。若增持附屬公司，商譽則指收購成本高於所購少數股東份額之賬面值。收購成本以所付予的資產、發行之權益工具及於交易日所產生或承擔之債項的公平值計算，包括因收購而直接產生之費用。

收購附屬公司的商譽包括在無形資產內，收購共同控制實體及聯營公司的商譽包括在其投資內。商譽每年就減值進行測試，並按成本減累計減值列賬。商譽的減值不會撥回。

當收購成本低於所收購淨資產之公平值或所購少數股東份額之賬面值時，其相差在綜合損益表內確認。

3.7 物業、機器及設備

物業、機器及設備按歷史成本減去累計折舊及減值列賬。歷史成本包括收購該資產直接應佔的開支。其後成本只有在與該資產有關的未來經濟利益有可能流入本集團，而該資產的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產(按適用)。被更換之資產之賬面值被剔除入賬。所有其他維修及保養費用在產生的財政期間內於損益表支銷。

租賃土地上之樓房及裝修按其租賃年期以直線法計算折舊。其他物業、機器及設備則以直線法按其估計可使用年期撇銷至其估計殘值及下列年率計算折舊：

廠場機器	10%
其他資產	10至25%

資產之剩餘價值及可使用年期在每個結算日進行檢討，及在適當時調整。如可收回價值已低於其賬面值，則將賬面值撇減至可收回價值。

出售資產之收益或虧損指出售所得收入淨額與資產賬面值之差額，並於損益表入賬。

3.8 投資物業

為獲得長期租金收益或資本增值或兩者兼備而持有，且並非由本集團內的公司佔用的物業列為投資物業。投資物業包括以永久權持有的土地、以營運租賃持有的土地及以融資租賃持有之樓宇。以營運租賃持有的土地，如符合投資物業其餘定義，按投資物業分類及記賬。營運租賃猶如其為融資租賃而記賬。

投資物業初步按其成本計量，包括相關的交易成本。在初步確認後，投資物業按公平值列賬。公平值乃根據外部估值師的評估。公平值變動在損益表列賬。投資物業之公平值，乃反映自目前之租金及按現時市場情況對未來租金之假設。

3. 主要會計政策(續)

3.8 投資物業(續)

其後支出只有在與該資產有關的未來經濟利益有可能流入本集團,而該資產的成本能可靠計量時,才計入在該物業的賬面值中。所有其他維修及保養成本在產生的財政期間內於損益表支銷。

若投資物業變成業主自用,會被重新分類為物業、機器及設備,其於重新分類日期的公平值,就會計目的而言變為其成本。

現正興建或發展供日後用作投資物業的物業,被分類為發展中物業,並按成本列賬,直至建築或發展完成為止,屆時重新分類為投資物業並其後按投資物業記賬。

若物業的用途改變而成為投資物業,該物業於轉撥日期的賬面值與公平值的任何差額在權益中確認為物業、機器及設備的重估。然而,若公平值收益將以往的減值虧損撥回,該收益於損益表確認。

3.9 非財務資產之減值

沒有確定使用年期或未能使用之資產無需攤銷,但最少每年就減值進行測試,及當有事件出現或情況改變而顯示賬面值可能無法收回時,會就減值進行檢討。

須作攤銷之資產,當有事件出現或情況改變而顯示賬面值可能無法收回時,會就減值進行檢討。減值按資產之賬面值超出其可收回金額之差額於損益表內確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之較高者為準。於評估減值時,資產將按可識辨現金流量的最低層次組合。並於每個結算日期重新評估已減值之資產(除商譽外)是否有減值回撥之可能性。

3.10 投資

本集團將其投資分類如下:按公平值透過損益列賬的財務資產(其他投資)、貸款及應收款及可供出售之投資。分類方式視乎購入投資目的而定。管理層在初步確認時釐定其投資的分類。

(a) 按公平值透過損益列賬的財務資產(其他投資)

按公平值透過損益列賬的財務資產若為持作買賣或預期將於結算日後12個月內變現,則分類為流動資產。財務資產若在購入時主要用作在短期內出售或由管理層如此指定,則分類為此類別。此財務資產初步按公平值確認,交易成本於損益表中支銷,其後按公平值列賬。

(b) 貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產,此等款項包括在流動資產內。但到期日由結算日起計超過12個月者,則分類為非流動資產。貸款及應收款初步以公平值確認,其後以有效息率法按攤銷成本列賬。

3. 主要會計政策（續）

3.10 投資（續）

(c) 可供出售之投資

可供出售之投資為非衍生工具，被指定為此類別或並無分類為任何其他類別。除非管理層有意在結算日後12個月內出售該項投資，否則此等投資在資產負債表內列為非流動投資。可供出售之投資初步按公平值加交易成本確認，其後按公平值列賬。

投資的購入及出售在交易日確認－交易日指本集團承諾購入或出售該資產之日。當從投資收取現金流量的權利經已到期或經已轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，投資即終止確認。

因為按公平值透過損益列賬的財務資產的公平值變動而產生的已實現及未實現盈虧，列入產生期間的損益表內。被分類為可供出售的非貨幣投資的公平值變動而產生的未實現盈虧，在權益中確認。當分類為可供出售之投資被售出或減值時，累計公平值調整列入損益表作為投資的盈虧。有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍（及就非上市投資而言），本集團利用重估技術設定其公平值。這些技術包括利用近期公平原則交易、參考大致相同的其他工具、貼現現金流量分析和期權定價模式，充份利用市場數據而儘量少依賴實體持有的數據。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的投資，在釐定是否已經減值時，會考慮其投資之公平值有否大幅或長期跌至低於其成本值。若可供出售之投資存在此等證據，累計虧損－按收購成本與當時公平值的差額，減該投資之前在損益表確認的任何減值虧損計算－自權益中剔除並在損益表記賬。在損益表確認的股權投資，減值虧損不會透過損益表撥回。

3.11 發展物業

發展物業作為流動資產處理，包括租賃土地及土地使用權，以成本減攤銷、建築費用、應佔經常性開支及發展項目之利息支出列賬，扣除可能發生之虧損撥備。持作出售用途之已發展物業乃按成本值或可變現淨值二者之較低者入賬。可變現淨值是以預計之銷售價減除估計銷售費用計算。

為租賃土地及土地使用權而支付之成本，採用直線法按租賃期攤銷。在租賃土地物業之建築期或重建期間，租賃土地之攤銷計入發展中物業之成本內。至於在其他情況下，該等攤銷於損益表中確認。

3. 主要會計政策（續）

3.12 應收賬款

應收賬款初步以公平值確認，其後利用有效息率法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就應收賬款及預付款設定減值撥備。當欠款人遇上重大財政困難、有可能破產及未能或延遲還款時，應視為應收賬款已經減值。撥備金額為資產賬面值與按原本之有效息率貼現的估計未來現金流量的現值兩者的差額。應收賬款的賬面值透過使用備付賬户削減，而有關的虧損數額則在損益表內的「其他營運費用」中確認。如有應收賬款無法收回，此款項會在備付賬户內撇銷。之前已撇銷的款項如其後收回，將撥回損益表中的「其他營運費用」。

3.13 現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，減除由銀行及財務機構墊支而須於墊支日期起計三個月內償還之金額。

3.14 股本

直接歸屬於發行新股或認股權的新增成本，在權益中列為所得款的減少（扣除税項）。

如本公司回購其普通股本，所支付的代價，包括任何直接所佔的新增成本（扣除税項），自本公司權益持有人應佔的權益中扣除，而股份將被註銷。

3.15 借貸

借貸初步按公平值並扣除產生的交易成本確認。交易成本為取得、發行或出售某項財務資產或財務負債直接所佔的新增成本包括付予代理、顧問及經紀的佣金及回扣，經銷處及證券交易處之徵費及税項。借貸其後按攤銷成本列賬；所得款（扣除交易成本）與贖回價值的任何差額利用有效息率法於貸款期間內在損益表確認。

除非本集團有無條件權利將負債的結算遞延至結算日後最少12個月，否則借貸分類為流動負債。

3.16 可換股債券

(a) 附有權益部份之可換股債券

持有人可選擇將債券轉換為股本，而在轉換時將予發行的股份數目和所收取的代價價值不會變動，該等可換股債券入賬為複合財務工具，並包括負債部份和權益部份。

於初步確認時，可換股債券的負債部份利用對等的非可換股票據的市場利率釐定。所得款的其餘部份則分攤至轉換期權作為權益部份。與發行複合財務工具有關的交易成本，按所得款的分攤比例分攤至負債和權益部份。

3. 主要會計政策(續)

3.16 可換股債券(續)

(a) 附有權益部份之可換股債券(續)

負債部份其後利用有效息率計算的攤銷成本列賬,直至在轉換或到期時被抵銷為止。權益部份在權益賬中確認,並扣除任何税項影響。

當票據被轉換時,相關的權益部份和負債部份的賬面值轉撥至股本和股份溢價。當票據被贖回時,相關的權益部份轉撥至盈餘儲備。

(b) 不附有權益部份之可換股債券

沒有上文(a)所述特點之全部其他可換股債券,均入賬為勘入式衍生工具及主債務合約的混合工具。

於初步確認時,可換股債券的勘入式衍生工具乃入賬作為衍生金融工具,並按公平值計量。所得款項超出確認衍生工具部份時初步確認金額之數額,乃確認為合約項下負債。關於發行可換股債券的交易成本乃分攤至合約項下負債。

衍生工具部份其後按公平值列賬,而公平值變動於損益表確認。合約項下負債其後按攤銷成本列賬,並採用實際利率法計算,直至於轉換、贖回或到期時註銷為止。

倘債券獲轉換,合約項下之負債部份之賬面值連同轉換時相關衍生工具部份之公平值乃轉撥至股本及股份溢價,作為發行股份之代價。倘債券獲贖回,贖回金額與兩個部份賬面值之間的任何差額則於損益表內確認。

3.17 業務應付賬款

業務應付賬款初步以公平值確認,其後利用有效息率法按攤銷成本計量。

3.18 租賃

如租賃擁有權之重大部份風險和回報由出租人保留,分類為營運租賃。除被分類為投資物業外,為租賃土地及土地使用權支付之預付款項,採用直線法按租賃期攤銷,若出現減值則將減值於損益表中支銷。在建築期間,租賃土地及土地使用權之攤銷,資本化作為興建物業成本。

3.19 撥備

當因過往事件須承擔現有之法律或推定責任,而在解除責任時有可能令到資源流出,同時責任金額能夠可靠地作出估計時,則會確認撥備。當預計準備可獲償付,則將償付金確認為一項獨立資產,惟只能在償付金可實質確定時確認。

撥備採用税前預期需償付有關責任的開支的現值計量。該現值反映當時市場對金錢時間值和有關責任固有風險的評估。隨時間過去而增加的撥備確認為利息費用。

3. 主要會計政策(續)

3.20 現期及遞延稅項

現期稅項支出按附屬公司、共同控制實體及聯營公司以經營及產生應課收入之國家稅務法例於結算日已生效或大致生效之稅率計算。管理層定期在合適的稅務條例及詮釋下,評估報稅表採取的立場,以確定預計應付稅務機關之金額是否洽當。

遞延稅項採用負債法就資產負債之稅基與它們在財務報表內之賬面值兩者之暫時差異作全數撥備。然而,若遞延稅項來自在交易(不包括企業合併)中對資產或負債的初步確認,而在交易時不影響會計損益或應課稅盈虧,則不作記賬。遞延稅項採用在結算日前已頒佈或實質頒佈,並在有關之遞延稅項資產實現或遞延稅項負債結算時預期將會適用之稅率(及法例)而釐定。

遞延稅項資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延稅項乃就附屬公司、共同控制實體及聯營公司投資之暫時差異而撥備,但假若可以控制時差撥回之時間,而短期時差有可能在可見未來不會撥回則除外。

3.21 僱員福利

(a) *僱員權利、福利及花紅*

以強制性,合約性或自願性方式向公開或私人管理的界定供款退休公積金計劃作出之供款確認為僱員福利開支並在該財政期間之損益表內支銷。預付供款按照現金退款或可減少未來付款而確認為資產。

僱員之年假和長期服務休假之權利在僱員應享有時確認。本集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認,直至僱員正式休假為止。

本集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數支付的花紅計劃之現有法律或推定性的責任,而責任金額能夠可靠地作出估算時,需確立撥備。

(b) *以股份為基礎的補償*

僱員為獲取以權益償付,以股份為基礎的補償計劃授予認股權而提供的服務的公平值確認為費用。在歸屬期間內將予支銷的總金額參考授予的認股權的公平值釐定,不包括任何非市場既定條件的影響。非市場既定條件包括在有關預期可予以行使的認股權數目的假設中。在每個結算日,對預期可予以行使認股權數目的估計作出修訂,在損益表確認對原估算修訂(如有)的影響,並對權益作出相應調整。當認股權被行使時,所收取之金額扣除直接交易成本後,入賬為股本及股份溢價。

3. 主要會計政策(續)

3.22 借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸利息及成本，均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

3.23 收入確認

收益包括集團正常業務範圍內出售之物業、貨品及提供服務之代價的公平值。該等收益並扣除增值税、營業税、退貨、回扣、折扣、信貸補貼及其他扣減引致收益減少。

當收益金額能夠可靠計量、未來經濟利益可能流入本集團，而本集團每項活動均符合指定條件時，便確認該等收益。除非與銷售有關的所有或然事項均已解決，否則收益金額不被視為能夠可靠計量。本集團會根據往績並考慮客户類別、交易種類及每項安排的持點作出估計。

(a) 物業銷售

銷售物業之收益在物業的風險及利益轉至買家時確認。

(b) 租金收入

租金收入扣除支付予承租人之優惠後按租約年期以直線法確認。

(c) 貨品銷售

銷售貨品之收益在貨品送達及其法定擁有權轉至買家時確認。

(d) 利息收入

利息收入在考慮未償還本金金額及適用利率後按時間比例根據有效息率法確認。

(e) 股息收入

股息收入在確定有權利收取時確認。

3.24 外幣

(a) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣(「功能貨幣」)計量。財務報表以港幣呈報，港幣為本公司的功能及列賬貨幣。

(b) 交易及結餘

外幣交易採用交易日的滙率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的滙兑盈虧以及將外幣計值的貨幣資產和負債以年終滙率換算產生的滙兑盈虧在損益表確認。

3. 主要會計政策（續）

3.24 外幣（續）

(b) 交易及結餘（續）

非貨幣性按公平值持有透過損益列賬之財務資產的換算差額在損益表中呈報為公平值盈虧的一部份。非貨幣性之可供出售之投資的換算差額則包括在權益的滙兑儲備內。

(c) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體的業績和財務狀況按以下方法換算為列賬貨幣：

(i) 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市滙率換算；

(ii) 每份損益表內的收入和費用按平均滙率換算；及

(iii) 所有由此產生的滙兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外實體的淨投資，以及換算借貸及其他指定作為該等投資對沖的貨幣工具所產生的滙兑差額列入權益。當售出一項海外業務時，該等滙兑差額在損益表確認為出售盈虧的一部份。

收購海外實體產生的商譽及公平值調整視為該海外實體的資產和負債，並按收市滙率換算。

3.25 分部報告

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其他業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其他經濟環境中營運的分部的不同。已終止經營業務分部與持續經營業務分部分開呈列。

3.26 股息分派

向本公司股東分派的股息在本公司就該股息須承擔現有之法律或推定責任之財政期間內，於財務報表內列為負債。

4 財務風險管理

本集團的主要財務工具包括貿易及其他應收賬款、應收共同控制實體及聯營公司款項、銀行存款、非流動投資、其他非流動資產、貿易及其他應付款項、應付少數股東及共同控制實體款項及銀行貸款。本集團因其活動而面對各種財務風險：市場風險（包括外滙風險、利率風險及其他價格風險）、信貸風險及流動資金風險。管理層管理及監察該等風險，確保已以適時有效的方式執行適當措施。

本集團管理層在董事會監督下執行風險管理。本集團的管理層辨識、評估及管理本集團個別營運單位的重大財務風險。董事會對整體風險管理提供指引。

4 財務風險管理(續)

4.1 財務風險因素

4.1.1 市場風險

(i) 外滙風險

本集團在香港、中國內地、新加坡及日本經營，因而面對各種貨幣風險產生的滙兑風險，其中主要來自人民幣。

外滙風險主要來自以本集團功能貨幣以外之其他貨幣計值的未來商業交易、已確認資產及負債。

本集團監控外滙風險，並在有需要時考慮訂立遠期外滙合約以減低風險。

於二零零七年十二月三十一日，倘港幣兑人民幣貶值或升值1%(二零零六年：1%)，而其他變數維持穩定，本年度除税前溢利將增加或減少約港幣6,000,000元(二零零六年：港幣3,000,000元)。

(ii) 利率風險

本集團因按當時市場利率計息的銀行存款及銀行貸款的當時市場利率波動而面對現金流量利率風險。

利率風險來自長期借貸。浮息借貸令本集團面對現金流量利率風險。定息借貸令本集團面對公平值利率風險。

本集團已依循發展長期銀行融資額的政策，以配合其於香港及中國內地的長期投資。政策亦已包括密切監察利率波動及於有利定價機會出現時替換及訂立新的銀行融資。

於二零零七年十二月三十一日，倘利率增加或減少1%(二零零六年：1%)，而全部其他變數維持穩定，本年度除税前溢利將減少或增加約港幣21,000,000元(二零零六年：港幣23,000,000元)。

(iii) 價格風險

本集團因本集團持有歸類為可供出售投資或其他投資的投資而面對股本證券價格風險。

4.1.2.信貸風險

本集團沒有重大集中於單一交易對手方或單一組合交易對手方的信貸風險。本集團的政策是確保產品銷售予有良好信用記錄的顧客。本集團經常檢討債務人的可收回金額，並於辨認出虧損後就呆壞賬作出撥備。

此外，本集團於各結算日檢討各債務人的可收回金額，確保已就不可收回金額作出充份撥備。

流動資金的信貸風險有限，因為對手方為擁有高信貸評級的銀行。管理層並不預期該等銀行因不能履約而產生任何虧損。

4 財務風險管理(續)

4.1 財務風險因素(續)

4.1.3.流動資金風險

流動資金風險指本集團未能應付現有到期債項之風險。

本集團藉著對集團的整體資產、負債、貸款及承擔之流動性架構維持審慎比率作出計量和監管其流動資金。

本集團亦設置穩建水平之流動資產,以確保有充裕之可動用流動現金,應付日常業務中任何突如其來之巨額現金需求。此外,亦設立備用信貸額以提供緊急流動資金支援。

以下載列本集團及本公司的財務負債的合約到期日,該等財務負債乃根據本集團及本公司須支付並包括利息及本金的最早日期以財務負債的未貼現現金流量為基準制定。

集團

	一年內 港幣千元	第二年 港幣千元	三至五年 港幣千元	五年後 港幣千元	合計 港幣千元
於二零零七年十二月三十一日					
銀行借款	**1,490,427**	**1,653,722**	**1,949,000**	**—**	**5,093,149**
可換股債券	**200**	**36,641**	**—**	**—**	**36,841**
應付賬款	**559,432**	**—**	**—**	**—**	**559,432**
其他應付賬款	**240,508**	**—**	**—**	**—**	**240,508**
應付共同控制實體	**56,286**	**—**	**—**	**—**	**56,286**
應付少數股東權益	**83,988**	**—**	**—**	**—**	**83,988**
合計	**2,430,841**	**1,690,363**	**1,949,000**	**—**	**6,070,204**
於二零零六年十二月三十一日					
銀行借款	1,344,314	646,555	1,409,352	—	3,400,221
可換股債券	200	200	36,641	—	37,041
應付賬款	160,331	—	—	—	160,331
其他應付賬款	101,773	—	—	—	101,773
應付共同控制實體	76,507	—	—	—	76,507
應付少數股東權益	107,026	—	—	—	107,026
合計	1,790,151	646,755	1,445,993	—	3,882,899

公司

	一年內 港幣千元	第二年 港幣千元	三至五年 港幣千元	五年後 港幣千元	合計 港幣千元
於二零零七年十二月三十一日					
銀行借款	**459,008**	**191,825**	**—**	**—**	**650,833**
其他應付賬款	**2,440**	**—**	**—**	**—**	**2,440**
合計	**461,448**	**191,825**	**—**	**—**	**653,273**
於二零零六年十二月三十一日					
銀行借款	127,679	155,450	—	—	283,129
其他應付賬款	2,757	—	—	—	2,757
合計	130,436	155,450	—	—	285,886

4 財務風險管理(續)

4.2 資本風險管理

本集團管理其資本確保本集團將可繼續營運，同時透過優化借貸及股本為股東帶來最大回報。也藉股息之支付、發行新股以及發行新債務或贖回現有債務，維持整體資本結構的平衡。

與業內其他公司相同，本集團按負債比率基準監察資本，而負債比率乃借貸淨額相比總資產扣除現金及銀行結餘計算。借貸淨額以總借貸(包括流動及非流動借貸)減現金及銀行結餘計算。

實際負債比率之計算如下：

	二零零七年 港幣千元	二零零六年 港幣千元
借貸總額	**4,579,498**	3,110,987
減：現金及銀行結餘	**2,444,742**	741,060
借貸淨額	**2,134,756**	2,369,927
總資產扣除現金及銀行結餘	**13,937,408**	14,193,958
負債比率	**15%**	17%

年內，負債比率有所改善，主要歸因於年內增加之淨溢利及相關的現金流量所致。

4.3 公平值的估計

在活躍市場上買賣的金融工具之公平值乃依據結算日的市場報價列賬。本集團持有的財務資產的市場報價為當時買盤價；而財務負債的適當市場報價為當時賣盤價。

非公開交易的證券及其他金融工具的公平值乃通過各種方法並依據結算日市場實際情況作出的假設進行評價。

長期借貸的公平值是按預期未來之付款額以市場利率貼現計算。

流動財務資產及負債、應收款、銀行結餘、應付款及借貸之現期部份的賬面值減估計信貸調整，因其短期之到期日而假定接近其公平值。

5 關鍵會計估計及調整

編製本財務報表過程中，本集團根據以往經驗及其他因素，包括預期日後在合理情況下相信會出現之事件，對所作之會計估算和判斷持續進行評估。本集團就未來作出估算和假設，按定義所得出之會計估算難免偏離實際結果。有重大風險以致對資產及負債之賬面值有重要調整之估算及假設討論如下：

(a) 現期及遞延税項及土地增值税

釐定税項撥備時需要作出重要判斷。在日常業務過程中，有許多交易及計算所涉及的最終結果是不明確的。當該事項的最終税項結果與最初記錄之數額有所不同時，該差額將影響作出此決定期間的現期税項及延遞税項撥備。

本集團須繳交中國內地的土地增值税。然而，各地税務機關在實施有關税項方面有所不同，因此，需要重大判斷釐定土地增值税的金額及其相關税項撥備。本集團根據對税務條例的了解作出的最佳估計確認土地增值税。最終税務結果可能與最初記錄的金額有所不同，而該等差異將影響作出決定財政期間內之銷售成本及税務撥備。

當管理層認為將有未來應課税溢利可應用以抵銷暫時差異或税項虧損時，關於若干暫時差異及税項虧損的遞延税項資產乃予以確認。實際應用結果可能有所不同。

(b) 投資物業之公平值

投資物業之公平值，由獨立專業測計師以公開市值基準測定。在作出判斷時，所考慮之假設主要為結算日當時之市場情況，依照目前市況就有關未來租賃之租金收入及適當的資本化比率。該等估算會定期以本集團真實之成交及市場資訊作比較。

(c) 發展物業的撥備

本集團根據有關物業的可變現性按可變現淨值評估在建物業及落成以供銷售物業的賬面值，並根據過往經驗估計落成成本及根據當時市況估計銷售淨值。當有事件或情況改變而顯示賬面值未必可變現時，則作出撥備。評估需要應用判斷及估算。

(d) 資產減值

本集團於每個結算日測試有使用年限的商譽或沒有確定使用年期的資產是否出現減值。當有事情或情況改變而顯示沒有確定使用年期的資產之賬面值高於其可收回金額時，作減值檢討。資產或現金產生單位的可收回金額按照使用價值而釐定。此等計算需要利用估算，如貼現率、未來利潤及增長率。

(e) 可換股債券

可換股債券之公平值，由獨立專業測計師及公司董事以市場價格而估計。市場價格乃根據該金融工具於市場之實際成交或相類似之金融工具之成交個案而釐定。

5 關鍵會計估計及調整(續)

(f) 以股份支付之款項

授出之認股權之公平值,由獨立專業測計師以認股權授出日之公平值釐定。此乃根據多項假設而產生,包括波幅、認股權之年期、股息分派率及無風險年利率,但不包括任何非市場既定條件之影響。

6 分部資料

本集團主要在香港、中國內地及新加坡從事物業發展及投資。在日本,本集團從事機器貿易。此外並沒有其他重大獨立分部業務。根據本集團內部財務報告及經營業務,主要分部報告以業務分部呈列,而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、物業、應收共同控制實體及聯營公司、應收賬款及預付款,唯不包括其他非流動投資、現金及銀行結餘及可收回税項。分部負債主要包括應付賬款及應計費用及應付共同控制實體。而分部之間沒有任何銷售或貿易交易。

(甲)業務分部

	地產 [illegible]	貿易 [illegible]	未經分類 [illegible]	總額 [illegible]
截至二零零七年十二月三十一日年度				
營業額	4,595,884	203,620	—	4,799,504
經營溢利	1,287,336	4,054	1,514,590	2,805,980
財務費用				(110,751)
應佔共同控制實體之溢利	155,478	—	—	155,478
應佔聯營公司之虧損	(6)	—	—	(6)
除税前溢利				2,850,701
税項支出				(220,621)
本年度溢利				2,630,080
資本支出	(3,956)	(570)	—	(4,526)
折舊	(3,169)	(233)	—	(3,402)
攤銷	(9,989)	—	—	(9,989)
出售非流動投資之收益	—	—	1,373,782	1,373,782
投資物業之公平值變動	351,871	—	—	351,871
二零零七年十二月三十一日				
分部資產	12,029,614	12,282	3,639,338	15,681,234
共同控制實體	700,920	—	—	700,920
聯營公司	(4)	—	—	(4)
資產總額				16,382,150
負債總額	923,939	10,926	5,887,940	6,822,805

6 分部資料(續)

(甲)業務分部(續)

	地產 港幣千元	貿易 港幣千元	未經分類 港幣千元	總額 港幣千元
截至二零零六年十二月三十一日年度				
營業額	203,075	72,881	—	275,956
經營溢利	998,981	893	71,505	1,071,379
財務費用				(71,891)
應佔共同控制實體之溢利	9,275	—	—	9,275
除税前溢利				1,008,763
税項支出				(307,019)
本年度溢利				701,744
資本支出	(4,269)	(67)	—	(4,336)
折舊	(3,061)	(104)	—	(3,165)
攤銷	(5,877)	—	—	(5,877)
投資物業之公平值變動	957,958	—	—	957,958
出售其他投資之收益	—	—	4,879	4,879
二零零六年十二月三十一日				
分部資產	9,077,991	15,838	5,265,687	14,359,516
共同控制實體	575,502	—	—	575,502
資產總額				14,935,018
負債總額	2,953,352	11,377	3,649,109	6,613,838

(乙)地區分部

	營業額 港幣千元	經營溢利／(虧損) 港幣千元	資本支出 港幣千元	總資產 港幣千元
截至二零零七年十二月三十一日止年度				
香港	**2,712,077**	**2,119,588**	**1,102**	**8,039,272**
中國內地	**1,869,707**	**622,541**	**2,835**	**8,069,370**
新加坡	**14,100**	**59,717**	**19**	**248,913**
日本	**203,620**	**4,134**	**570**	**24,595**
	4,799,504	**2,805,980**	**4,526**	**16,382,150**
截至二零零六年十二月三十一日止年度				
香港	10,780	(34,097)	1,049	7,798,305
中國內地	177,785	1,091,324	3,192	6,933,816
新加坡	14,510	13,234	28	181,831
日本	72,881	918	67	21,066
	275,956	1,071,379	4,336	14,935,018

7 營業額

	二零零七年 港幣千元	二零零六年 港幣千元
物業銷售	**4,383,262**	6,263
租金收入	**212,622**	196,812
貨品銷售	**203,620**	72,881
	4,799,504	275,956

8 經營溢利

(a) 其他經營費用包括捐款至慈善機構為港幣113,713,000元(二零零六年:港幣4,442,000元)。

(b) 經營溢利已計入:

	二零零七年 港幣千元	二零零六年 港幣千元
銀行利息	**24,913**	13,547
按揭貸款利息	**863**	1,166
其他貸款利息	**20,323**	—
增購一附屬公司權益所產生高於資產淨額之公平值	**41,208**	—
滙兌溢利淨額	**94,552**	56,788
上市證券投資之股息	—	716
出售其他投資之收益	—	4,879

及已扣除:

	二零零七年 港幣千元	二零零六年 港幣千元
銷售存貨成本	**189,869**	64,345
折舊(扣除列於發展物業之資本化金額港幣2,104,000元(二零零六年:港幣1,410,000元))	**3,402**	3,165
攤銷租賃土地及土地使用權(扣除列於發展物業之資本化金額港幣34,818,000元(二零零六年:港幣29,440,000元))	**9,989**	5,877
員工成本包括董事酬金(c)	**114,516**	99,789
慈善捐款	**113,713**	4,442
核數師酬金		
審核服務		
本年度撥備	**1,324**	1,423
往年度調整	**410**	519
非核數費用	**540**	517
出售物業、機器及設備之虧損	**716**	89
出售租賃土地及土地使用權之虧損	**951**	—
房地產之經營租賃租金	**2,392**	5,648
投資物業的支出		
產生租金收入的投資物業的直接營運費用	**3,746**	2,992
不產生租金收入的投資物業的直接營運費用	**160**	332

(c) 員工成本包括認股權之公平值為港幣11,780,000元(二零零六年:港幣2,384,000元)。

9 董事酬金

姓名	袍金 港幣千元	薪金、津貼及 非現金利益 港幣千元	酌情花紅 港幣千元	退休計劃 的供款 港幣千元	認股權(a) 港幣千元	二零零七年 合計 港幣千元	二零零六年 合計 港幣千元
呂志和	100	4,725	333	480	795	**6,433**	5,521
呂耀東	80	1,050	83	105	—	**1,318**	1,498
許淇安	130	2,730	217	12	309	**3,398**	2,911
倫贊球	80	2,555	165	178	326	**3,304**	2,587
鄧呂慧瑜	80	2,000	111	176	708	**3,075**	1,985
鍾逸傑爵士	80	—	—	—	377	**457**	80
梁文建	160	—	—	—	377	**537**	468
黃乾亨	80	—	—	—	377	**457**	128
李東海	80	—	—	—	377	**457**	138
陳有慶	80	—	—	—	377	**457**	138
張惠彬	220	—	—	—	377	**597**	250
廖樂柏	200	—	—	—	377	**577**	219
羅志聰(b)	80	—	—	—	—	**80**	1,984
吳樹熾(c)	—	—	—	—	—	**—**	2
	1,450	13,060	909	951	4,777	**21,147**	17,909

(a) 按照本公司之認股權計劃而授予董事之認股權的價值指認股權之公平值，已根據本集團的會計政策計入本年度的損益表內。

(b) 已辭職

(c) 已故

10 五位最高薪酬人士

年度內本集團最高薪酬的五位人士包括四位（二零零六年：四位）董事，他們的薪酬見附註9。餘下的一位（二零零六年：一位）人士的薪酬如下：

	二零零七年 港幣千元	二零零六年 港幣千元
薪金及其他酬金	**2,495**	1,731
退休福利	**12**	153
酌情花紅	**—**	161
認股權	**215**	80
	2,722	2,125

11 退休福利計劃

本集團根據職業退休計劃條例及強積金條例，在香港設有兩種界定供款計劃。兩種計劃之所有資產由獨立基金管理，並與本集團之資產分開持有。強積金供款根據強積金條例執行，而職業退休計劃之供款則為僱員基本薪金之5%至10%（視乎有關僱員之服務年資而定）減去相關之強積金強制性供款。倘僱員在享有僱主供款利益之全數前退出職業退休計劃，所沒收之供款可用以扣減本集團向該計劃之供款。

11 退休福利計劃（續）

本集團亦為其在中國內地員工根據各省及市政府法規而制訂之退休福利計劃供款，每月供款額為僱員基本工資之20%至22%視乎當地規例而定。除以上供款外，集團沒有其他責任為僱員支付養老及退休福利金。

於本年度自損益表內扣除之退休福利計劃開支，包括本集團對退休計劃之供款額港幣4,696,000元（二零零六年：港幣4,825,000元），減除沒收之供款港幣626,000元（二零零六年：港幣317,000元），於結算日剩餘款額港幣1,000元（二零零六年：港幣201,000元）可用作扣減未來的供款。

12 財務費用

	二零零七年 港幣千元	二零零六年 港幣千元
利息支出		
銀行貸款、透支及其他	**230,365**	181,485
可換股債券之財務費用	**1,863**	2,414
資本化作為興建中物業成本	**(121,477)**	(112,008)
	110,751	71,891

從一般借貸得來並用作物業發展之資金以年率介乎於5%至6%（二零零六年：4%至5%）計入物業發展成本內。

13 稅項支出

	二零零七年 港幣千元	二零零六年 港幣千元
本年度稅項		
香港利得稅	**53,034**	2,933
海外	**197,407**	1,473
遞延稅項（附註33）	**(29,820)**	302,613
	220,621	307,019

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後依17.5%（二零零六年：17.5%）稅率提撥。

於海外經營業務所產生之應課溢利乃按有關國家適用稅率作出撥備。

中國土地增值稅乃就土地價值的增值金額（即出售物業所得款項扣除包括土地使用權租金開支及所有房地產開發開支的可扣減開支）按介乎30%至60%不等的遞進稅率徵收。

於二零零七年三月十六日，全國人民代表大會批准中華人民共和國新企業所得稅法（「新企業所得稅法」）。根據新企業所得稅法，企業所得稅率從二零零八年一月一日起為25%，取代適用稅率33%。由於遞延稅項資產及負債於資產變現或負責清償期間按適用稅率計算，稅率之變動將影響本集團於中國內地之附屬公司及共同控制實體之遞延稅項資產及負債賬面值的計算。

13 稅項支出(續)

本集團除稅前溢利之稅項與採用適用稅率(即本集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異，詳情如下：

	二零零七年 港幣千元	二零零六年 港幣千元
稅前溢利	**2,850,701**	1,008,763
應佔共同控制實體之溢利	**(155,478)**	(9,275)
應佔聯營公司之虧損	**6**	—
	2,695,229	999,488
按適用稅率之稅項	**578,571**	336,301
毋須課稅之收入	**(246,015)**	(7,315)
不可扣稅之支出	**17,222**	2,215
使用先前未確認之稅務虧損	**(8,091)**	(33,173)
未確認之稅務虧損	**13,590**	8,956
稅率變動	**(139,960)**	—
往年度準備剩餘	**5,304**	35
稅項支出	**220,621**	307,019

14 股東應佔溢利

計入本公司財務報表之股東應佔溢利為港幣1,032,039,000元(二零零六年：港幣57,157,000元)。

15 股息

	二零零七年 港幣千元	二零零六年 港幣千元
中期現金股息，每股港幣2.5仙 (二零零六年：以股代息附現金選擇權，每股港幣1仙)	**61,368**	24,187
特別中期現金股息，每股港幣25仙(二零零六年：無)(a)	**614,673**	—
建議末期現金股息，每股港幣3仙 (二零零六年：以股代息附現金選擇權，每股港幣2.5仙)(b)	**73,771**	60,868
	749,812	85,055
部份股息以現金支付，詳細資料如下：		
中期	**61,368**	8,074
末期	**—**	12,072
	61,368	20,146

(a) 董事會於二零零七年十二月十八日宣佈派發特別中期現金股息，每股港幣25仙(二零零六年:無)。特別中期股息於二零零八年一月二十五日支付。

(b) 董事會建議派發二零零七年之末期現金股息，每股港幣3仙(二零零六年：每股港幣2.5仙)。該股息將於截至二零零八年十二月三十一日止年度列作盈餘儲備分派。

16 每股盈利

本年度之每股基本及攤薄盈利之計算如下:

	二零零七年 港幣千元	二零零六年 港幣千元
股東應佔溢利	**2,451,142**	229,703
具攤薄作用之潛在普通股之影響：		
可換股債券之利息，除稅	**1,536**	1,992
用以計算每股攤薄盈利之溢利	**2,452,678**	231,695

	股份數目 二零零七年	二零零六年
用以計算每股基本盈利之股份加權平均數	**2,444,603,000**	2,407,931,000
具攤薄作用之潛在普通股之影響：		
可換股債券	**21,277,000**	30,629,000
認股權	**8,628,000**	7,613,000
用以計算每股攤薄盈利之股份加權平均數	**2,474,508,000**	2,446,173,000

17 物業、機器及設備

集團

	樓房 港幣千元	廠場機器 港幣千元	其他資產 港幣千元	總額 港幣千元
成本				
二零零五年十二月三十一日	55,124	2,500	24,491	82,115
兌滙率調整	671	100	354	1,125
添置	—	—	4,336	4,336
出售	—	—	(3,539)	(3,539)
二零零六年十二月三十一日	55,795	2,600	25,642	84,037
兌滙率調整	1,047	178	748	1,973
添置	—	—	4,526	4,526
出售	(2,489)	—	(1,826)	(4,315)
二零零七年十二月三十一日	**54,353**	**2,778**	**29,090**	**86,221**
累積折舊				
二零零五年十二月三十一日	10,446	—	17,695	28,141
兌滙率調整	67	4	220	291
本年折舊	1,162	230	3,183	4,575
出售	—	—	(3,267)	(3,267)
二零零六年十二月三十一日	11,675	234	17,831	29,740
兌滙率調整	100	25	527	652
本年折舊	1,158	241	4,107	5,506
出售	(775)	—	(1,634)	(2,409)
二零零七年十二月三十一日	**12,158**	**500**	**20,831**	**33,489**
賬面淨值				
二零零七年十二月三十一日	**42,195**	**2,278**	**8,259**	**52,732**
二零零六年十二月三十一日	44,120	2,366	7,811	54,297

17 物業、機器及設備（續）

賬面值港幣42,195,000元（二零零六年：港幣42,278,000元）的樓房已抵押予銀行作為集團信貸的擔保。其他資產包括遊艇、傢俬及設備、租賃物業裝修及汽車。

18 投資物業

集團

	二零零七年 港幣千元	二零零六年 港幣千元
年初	**3,367,669**	2,016,387
兌滙率調整	**203,809**	96,472
添置	**—**	296,852
來自發展物業	**65,763**	—
轉至發展物業	**(310,000)**	—
公平值變動	**351,871**	957,958
年終	**3,679,112**	3,367,669

(a) 中國內地及香港之中期租約投資物業於二零零七年十二月三十一日由獨立專業測計師Savills Valuation and Professional Services Limited採用公開市值基準分別重估為港幣3,059,964,000元（二零零六年：港幣2,822,590,000元）及港幣312,000,000元（二零零六年：無）。香港之長期租約投資物業於二零零七年十二月三十一日由獨立專業測計師CB Richard Ellis Limited採用公開市值基準重估為港幣 150,000,000元（二零零六年：港幣448,000,000元）。新加坡之長期租約投資物業於二零零七年十二月三十一日由獨立專業測計師Chesterton International Property Consultants Pte Ltd.採用公開市值基準重估為港幣 157,148,000元（二零零六年：港幣97,079,000元）。

(b) 賬面值港幣 3,163,693,000元（二零零六年：港幣3,229,669,000元）的投資物業己抵押予銀行作為集團信貸的擔保。

(c) 本集團並沒有已簽約但未撥備之將來維修及保養。

19 租賃土地及土地使用權

集團

	二零零七年 港幣千元	二零零六年 港幣千元
年初	**69,780**	70,502
兌滙率調整	**60**	34
出售	**(1,714)**	—
攤銷	**(736)**	(756)
年終	**67,390**	69,780
長期租賃 — 香港	**66,461**	67,143
中期租賃 — 中國內地	**929**	2,637
	67,390	69,780

租賃土地及土地使用權的權益指預付營運租賃款。賬面值港幣67,390,000元（二零零六年：港幣68,035,000元）的租賃土地及土地使用權已抵押予銀行作為集團信貸的擔保。

20 附屬公司

	二零零七年 港幣千元	二零零六年 港幣千元
非上市投資，成本	**259,561**	259,561

應收附屬公司之賬款為無抵押、免息及無固定還款期。

董事會認為對集團業績或資產淨值有重大影響之附屬公司，資料詳見附註38(a)。

21 共同控制實體

集團

	二零零七年 港幣千元	二零零六年 港幣千元
年初	**575,502**	577,261
新購之投資	**5**	—
應佔之業績	**155,478**	9,275
應佔滙兌儲備	**37,008**	19,007
股息	**(67,073)**	(30,041)
年終	**700,920**	575,502

本集團應佔共同控制實體之總資產、負債及業績如下：

	二零零七年 港幣千元	二零零六年 港幣千元
資產		
非流動資產	**245,845**	237,966
流動資產	**3,891,153**	1,256,942
負債		
非流動負債	**(466,615)**	—
流動負債	**(2,969,463)**	(919,406)
淨資產	**700,920**	575,502
營業額	**411,707**	18,721
除稅後溢利	**155,478**	9,275

公司

	二零零七年 港幣千元	二零零六年 港幣千元
非上市投資，成本	**438,568**	438,568

應收／應付共同控制實體之賬款為無抵押、免息及無固定還款期。於二零零六年及二零零七年十二月三十一日，該應收款項並無逾期或減值。

本集團共同控制實體之資料，詳見附註38(b)。於二零零七年十二月三十一日，共同控制實體並沒有任何重大的或然負債。

22 聯營公司

集團

	二零零七年 港幣千元	二零零六年 港幣千元
年初	—	—
新購之投資	2	—
應佔之業績	(6)	—
年終	(4)	—

本集團應佔聯營公司之總資產、負債及業績如下：

	二零零七年 港幣千元	二零零六年 港幣千元
資產		
流動資產	1,293,686	—
負債		
長期負債	(641,550)	—
流動負債	(652,140)	—
淨負債	(4)	—
營業額	—	—
除稅後虧損	(6)	—

應收聯營公司之賬款為無抵押、免息及無固定還款期。於二零零七年十二月三十一日，該應收款項並無逾期或減值。

本集團聯營公司之資料，詳見附註38(c)。於二零零七年十二月三十一日，聯營公司並沒有任何重大的或然負債。

23 非流動投資

集團

	二零零七年 港幣千元	二零零六年 港幣千元
上市投資証券，公平值	1,191,008	4,477,084

上市投資証券為本集團佔銀河娛樂集團有限公司（「銀河娛樂」）之4.1%（二零零六年：18.7%）權益。銀河娛樂在香港註冊及上市，主要從事娛樂、銷售、製造及分銷建築材料。

24 其他非流動資產

集團

	二零零七年 港幣千元	二零零六年 港幣千元
按揭貸款	**7,099**	9,592

按揭貸款是借予購買本集團物業之買方及以物業作第二抵押之擔保。按揭貸款之現期部份，已包括於其他應收款內。二零零七年的按揭貸款減值為港幣362,000元（二零零六年：港幣615,000元），此項虧損已列入損益表的「其他營運費用」內。

25 發展物業

集團

	已落成 港幣千元	興建中 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
租賃土地及土地使用權	526,716	1,444,634	**1,971,350**	1,860,997
發展成本	626,401	2,202,929	**2,829,330**	3,448,943
	1,153,117	3,647,563	**4,800,680**	5,309,940

租賃土地及土地使用權的權益指預付營運租賃款。按其租賃條款分析如下：

	香港 港幣千元	中國內地 港幣千元	新加坡 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
長期租賃	350,920	1,087,794	38,085	**1,476,799**	1,018,740
中期租賃	494,551	—	—	**494,551**	842,257
	845,471	1,087,794	38,085	**1,971,350**	1,860,997

26 應收賬款及預付款

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
應收業務賬款，扣除撥備	**125,175**	12,713	**—**	—
其他應收賬款，扣除撥備	**31,291**	70,447	**—**	—
預付款及按金	**171,762**	200,344	**290**	420
	328,228	283,504	**290**	420

應收業務賬款主要來自貨品銷售及租金。租金在每個租期開始或之前到期及支付。銷售條款因應當時市場情況，因此條款各有不同。

26 應收賬款及預付款(續)

應收賬款及預付款所持有之貨幣單位如下:

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
港元	**126,054**	178,056	**290**	420
人民幣	**190,318**	89,196	**—**	—
日元	**11,651**	15,505	**—**	—
新加坡元	**205**	747	**—**	—
	328,228	283,504	**290**	420

下列為本集團之業務應收賬款依發票日期計算及扣除呆壞賬之撥備後之賬齡分析:

	二零零七年 港幣千元	二零零六年 港幣千元
一個月內	**123,689**	5,923
二至三個月	**1,179**	2,492
四至六個月	**249**	2
六個月以上	**58**	4,296
	125,175	12,713

按現行市場利率計算，應收賬款及預付款之賬面值與其公平值相近。因本集團有眾多客戶，故應收業務賬款並無集中的信貸風險。以上各項之應收款於報告日面對之最大信貸風險是其公平值。

年內，本集團於應收業務及其他應收賬款之減值為港幣362,000元(二零零六年:港幣615,000元)，此虧損已列入損益表之「其他營運費用」內。於二零零七年十二月年三十一日，業務及其他應收賬款中港幣2,094,000元已減值及全數撥備(二零零六年:港幣3,654,000元)。其變動如下:

	二零零七年 港幣千元	二零零六年 港幣千元
年初	**3,654**	4,199
撥備	**362**	615
注銷	**(1,922)**	(1,160)
年終	**2,094**	3,654

27 現金及銀行結餘

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
銀行及庫存現金	**1,376,505**	156,419	**1,704**	979
短期銀行存款	**1,068,237**	584,641	**132,000**	—
	2,444,742	741,060	**133,704**	979

短期銀行存款的有效息率為3%(二零零六年：3%)；此等存款的平均到期日為12天(二零零六年：23天)。

銀行結餘中包括港幣426,079,000元(二零零六年：港幣534,995,000元)，此等款項已被抵押或在若干情況下須用於指定用途。

現金及銀行結餘所持有之貨幣單位如下：

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
港元	**1,631,930**	403,796	**133,704**	979
人民幣	**328,478**	329,208	**—**	—
美金	**468,434**	3,757	**—**	—
其他	**15,900**	4,299	**—**	—
	2,444,742	741,060	**133,704**	979

28 應付賬款及應計費用

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
業務應付賬款	**559,432**	160,331	**—**	—
其他應付賬款	**38,670**	18,993	**1,738**	1,507
應付少數股東款項	**83,988**	107,026	**—**	—
應計營運費用	**63,718**	17,586	**702**	1,250
物業銷售之預售款項	**66,988**	2,521,869	**—**	—
已收按金	**71,132**	65,193	**—**	—
	883,928	2,890,998	**2,440**	2,757

應付少數股東款項為無抵押及無固定還款期，但須依據當時之市場利率計算利息。

28 應付賬款及應計費用（續）

應付賬款及應計費用所持有之貨幣單位如下:

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
港元	**437,139**	1,417,409	**2,440**	2,757
人民幣	**430,717**	1,459,103	**—**	—
日元	**10,926**	11,377	**—**	—
新加坡元	**5,146**	3,109	**—**	—
	883,928	2,890,998	**2,440**	2,757

按現行市場利率計算，應付賬款及應計費用之賬面值與其公平值相近。

本集團之業務應付賬款依發票日期計算之賬齡分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
一個月內	**506,973**	157,736
二至三個月	**2,474**	2,376
四至六個月	**174**	77
六個月以上	**49,811**	142
	559,432	160,331

29 股本

	二零零七年 每股面值 港幣一角之 普通股	港幣千元	二零零六年 每股面值 港幣一角之 普通股	港幣千元
法定				
年初及年末	**5,000,000,000**	**500,000**	5,000,000,000	500,000
發行及繳足				
年初	**2,429,947,502**	**242,995**	2,377,921,049	237,792
行使認股權(a)	**11,092,000**	**1,109**	4,553,000	456
可換股債券之轉換(b)	**—**	**—**	34,042,547	3,404
發行以股代息股份	**17,651,006**	**1,765**	13,430,906	1,343
年末	**2,458,690,508**	**245,869**	2,429,947,502	242,995

(a) 年內，因行使認股權而發行11,092,000股（二零零六年：4,553,000股）股份，其中港幣1,109,000元（二零零六年：港幣456,000元）已入賬為股本，而港幣 22,268,000元（二零零六年：港幣6,819,000元）入賬為股份溢價。港幣2,500,000元（二零零六年：港幣625,000元）則從認股權儲備中扣除。

(b) 二零零六年：面值港幣64,000,000元之可換股債券已被轉換為本公司34,042,547股普通股。其中港幣3,404,000元已入賬為股本，餘下之金額則入賬為股份溢價。

30 認股權計劃

按照本公司之認股權計劃，可認購本公司普通股之認股權授予本公司或其聯屬之董事、高級行政人員或僱員及其他合資格承受人。認股權之行使價以授出日期前五個營業日的股份平均收市價釐定。每宗授出之認股權均收取港幣一元正為代價。此認股權須受一年持有期限制。董事會可決定認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權變動及其相關之加權利平均行使價如下：

	二零零七年		二零零六年	
	平均行使價 每股港元	認股權數目	平均行使價 每股港元	認股權數目
年初	**1.8643**	**18,614,000**	1.7865	23,477,000
授出	**4.6360**	**15,635,000**	—	—
已行使	**1.8822**	**(11,092,000)**	1.4604	(4,553,000)
已失效	**2.9709**	**(466,000)**	1.9060	(310,000)
年末	**3.7426**	**22,691,000**	1.8643	18,614,000
年末可行使	**1.8738**	**7,339,000**	1.8643	18,614,000

年內，認股權在行使時有關之加權平均股價為每股港幣3.473元（二零零六年：港幣2.451元）。

於二零零七年十二月三十一日尚未行使的認股權，其行使價分別由每股港幣0.72元至4.636元（二零零六年：每股港幣0.36元至1.906元）。而加權平均餘下合約年期為7.96年（二零零六年：4.84年）

年終，尚未行使之認股權的行使期限及行使價如下：

		認股權數目	
行使期限	行使價 每股港元	二零零七年	二零零六年
董事			
二零零四年三月一日至二零一三年二月二十八日	0.7200	**150,000**	150,000
二零零六年十月二十二日至二零一一年十月二十一日	1.9060	**5,020,000**	7,700,000
二零零八年十一月二十七日至二零一七年十一月二十六日	4.6360	**6,338,000**	—
僱員及其他			
一九九九年五月二十日至二零零八年五月十九日	0.5586	**—**	33,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	**—**	150,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	**49,000**	272,000
二零零六年十月二十二日至二零一一年十月二十一日	1.9060	**2,120,000**	10,309,000
二零零八年十一月二十七日至二零一七年十一月二十六日	4.6360	**9,014,000**	—
		22,691,000	18,614,000

在年內授出認股權的公平值利用Black-Scholes估值模式釐定為港幣23,600,000元。對該模式輸入的重大數據為估值日期的股價為港幣4.47元、授出認股權日期的行使價、預期波動幅度為46%、認股權的預計年期5.5年、預期派息率3%及無風險年利率2.87%。波動幅度是按照預期股價回報的標準差而計量，并據過去5.5年之每日股價的統計分析計算。

31 儲備

(a) 集團

	股份溢價 港幣千元	認股權儲備 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	資本儲備 港幣千元	可換股債券儲備 港幣千元	投資儲備 港幣千元	匯兌儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
於二零零六年十二月三十一日	1,638,237	4,142	99,089	13	482	8,888	1,298,373	125,674	4,046,470	7,221,368
兌滙率調整	—	—	—	—	—	—	—	189,173	—	189,173
已行使認股權	22,268	(2,500)	—	—	—	—	—	—	—	19,768
發行代息股份	(1,765)	—	—	—	—	—	—	—	—	(1,765)
發行代息股份所產生之儲備	—	—	—	—	—	—	—	—	48,796	48,796
認股權之公平值	—	11,780	—	—	—	—	—	—	—	11,780
投資儲備變現	—	—	—	—	—	—	(1,072,982)	—	—	(1,072,982)
非流動投資之公平值變動	—	—	—	—	—	—	126,331	—	—	126,331
本年度溢利	—	—	—	—	—	—	—	—	2,451,142	2,451,142
二零零六年末期股息	—	—	—	—	—	—	—	—	(60,868)	(60,868)
二零零七年中期股息	—	—	—	—	—	—	—	—	(61,368)	(61,368)
二零零七年特別中期股息	—	—	—	—	—	—	—	—	(614,673)	(614,673)
於二零零七年十二月三十一日	1,658,740	13,422	99,089	13	482	8,888	351,722	314,847	5,809,499	8,256,702
保留於：										
本公司及附屬公司	1,658,740	13,422	99,089	13	482	8,888	351,722	249,321	5,556,878	7,938,555
共同控制實體	—	—	—	—	—	—	—	65,526	252,627	318,153
聯營公司	—	—	—	—	—	—	—	—	(6)	(6)
	1,658,740	13,422	99,089	13	482	8,888	351,722	314,847	5,809,499	8,256,702
於二零零五年十二月三十一日	1,567,992	2,383	99,089	13	482	23,109	(488,155)	40,368	3,833,597	5,078,878
兌滙率調整	—	—	—	—	—	—	—	85,306	—	85,306
可換股債券之轉換，除稅	64,769	—	—	—	—	(14,221)	—	—	—	50,548
已行使認股權	6,819	(625)	—	—	—	—	—	—	—	6,194
發行代息股份	(1,343)	—	—	—	—	—	—	—	—	(1,343)
發行代息股份所產生之儲備	—	—	—	—	—	—	—	—	31,387	31,387
認股權之公平值	—	2,384	—	—	—	—	—	—	—	2,384
非流動投資之公平值變動	—	—	—	—	—	—	1,786,528	—	—	1,786,528
本年度溢利	—	—	—	—	—	—	—	—	229,703	229,703
二零零五年末期股息	—	—	—	—	—	—	—	—	(24,030)	(24,030)
二零零六年中期股息	—	—	—	—	—	—	—	—	(24,187)	(24,187)
於二零零六年十二月三十一日	1,638,237	4,142	99,089	13	482	8,888	1,298,373	125,674	4,046,470	7,221,368
保留於：										
本公司及附屬公司	1,638,237	4,142	99,089	13	482	8,888	1,298,373	97,156	3,950,913	7,097,293
共同控制實體	—	—	—	—	—	—	—	28,518	95,557	124,075
	1,638,237	4,142	99,089	13	482	8,888	1,298,373	125,674	4,046,470	7,221,368

31 儲備(續)

(b) 公司

	股份溢價 港幣千元	認股權儲備 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	可換股債券儲備 港幣千元	盈餘儲備 港幣千元	總數 港幣千元
於二零零六年十二月三十一日	1,638,237	4,142	213,560	13	8,888	1,043,590	2,908,430
已行使認股權	22,268	(2,500)	—	—	—	—	19,768
發行代息股份	(1,765)	—	—	—	—	—	(1,765)
發行代息股份所產生之儲備	—	—	—	—	—	48,796	48,796
認股權之公平值	—	11,780	—	—	—	—	11,780
本年度溢利	—	—	—	—	—	1,032,039	1,032,039
二零零六年末期股息	—	—	—	—	—	(60,868)	(60,868)
二零零七年中期股息	—	—	—	—	—	(61,368)	(61,368)
二零零七年特別中期股息	—	—	—	—	—	(614,673)	(614,673)
於二零零七年十二月三十一日	1,658,740	13,422	213,560	13	8,888	1,387,516	3,282,139
於二零零五年十二月三十一日	1,567,992	2,383	213,560	13	23,109	1,003,263	2,810,320
可換股債券之轉換,除稅	64,769	—	—	—	(14,221)	—	50,548
已行使認股權	6,819	(625)	—	—	—	—	6,194
發行代息股份	(1,343)	—	—	—	—	—	(1,343)
發行代息股份所產生之儲備	—	—	—	—	—	31,387	31,387
認股權之公平值	—	2,384	—	—	—	—	2,384
本年度溢利	—	—	—	—	—	57,157	57,157
二零零五年末期股息	—	—	—	—	—	(24,030)	(24,030)
二零零六年中期股息	—	—	—	—	—	(24,187)	(24,187)
於二零零六年十二月三十一日	1,638,237	4,142	213,560	13	8,888	1,043,590	2,908,430

根據百慕達一九八一年公司法「經修訂」,於二零零七年十二月三十一日,本公司之可分派儲備為港幣1,601,076,000元(二零零六年:港幣1,257,150,000元)。

32 借貸

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
長期銀行借款(a)				
有抵押	**1,885,244**	2,185,046	**—**	—
沒有抵押	**1,969,950**	843,021	**316,000**	250,000
	3,855,194	3,028,067	**316,000**	250,000
可換股債券(c)	**34,435**	32,773	**—**	—
	3,889,629	3,060,840	**316,000**	250,000
短期銀行借款(a)				
沒有抵押	**689,869**	50,147	**308,000**	16,000
	4,579,498	3,110,987	**624,000**	266,000
列為流動負債之現期部份	**(1,282,246)**	(1,196,256)	**(437,000)**	(116,000)
	3,297,252	1,914,731	**187,000**	150,000

長期銀行借款的到期日如下：

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**592,377**	1,146,109	**129,000**	100,000
第二年	**1,506,777**	558,844	**187,000**	150,000
第三年至第五年	**1,756,040**	1,323,114	**—**	—
	3,855,194	3,028,067	**316,000**	250,000

(a) 根據現行市場利率計算，長期銀行借款與短期銀行借款的賬面值與其公平值相近。於結算日的有效息率約為5.2%（二零零六年：4.6%）。

(b) 借貸所持有之貨幣單位如下:

	集團		公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
港元	**3,712,387**	2,643,677	**624,000**	266,000
人民幣	**674,805**	286,255	**—**	—
其他	**192,306**	181,055	**—**	—
	4,579,498	3,110,987	**624,000**	266,000

32 借貸(續)

(c) 本集團於二零零四年三月，按面值發行一批面值港幣864,260,000元附有年息0.5%有擔保可換股債券，此債券於二零零九年三月到期。該等債券於盧森堡證券交易所上市，並且可於二零零四年四月二十三日至其到期日二零零九年三月八日內，按初步換股價每股港幣2.25元兌換為本公司股份(因本集團派發特別中期股息，故換股價於二零零五年十一月調整至每股港幣1.88元及於二零零八年一月再度調整至每股港幣1.86元)。該等債券可於二零零九年三月二十三日根據該等債券的有關條款及條件以其本金之91.49%贖回。

年內，沒有可換股債券已轉換為本公司之普通股，(二零零六年：港幣64,000,000元之可換股債券已轉換為本公司之34,042,547普通股)，餘下未兌換之可換股債券面值港幣 40,000,000元(二零零六年：港幣40,000,000元)以攤銷成本法列賬。

按現金流量以貸款利率 5.6%(二零零六年：6.5%)的比率貼現計算，截至二零零七年十二月三十一日，可換股債券的負債部份之公平值為港幣34,000,000元(二零零六年：港幣32,000,000元)。可換股債券的利息支出以有效息率5.5%的比率貼現計算。

33 遞延稅項

集團

	稅務虧損 港幣千元	其他撥備 港幣千元	遞延稅項資產 港幣千元	加速折舊免稅額 港幣千元	公平值收益 港幣千元	可換股債券 港幣千元	其他 港幣千元	遞延稅項負債 港幣千元	總數 港幣千元
於二零零五年十二月三十一日	—	(1,112)	(1,112)	718	125,341	4,901	80,416	211,376	210,264
兌滙率調整	—	(44)	(44)	556	11,122	—	2,590	14,268	14,224
可換股債券之轉換	—	—	—	—	—	(3,016)	—	(3,016)	(3,016)
在損益表(計入)/扣除	(20,977)	(923)	(21,900)	27,854	305,424	—	(8,765)	324,513	302,613
於二零零六年十二月三十一日	(20,977)	(2,079)	(23,056)	29,128	441,887	1,885	74,241	547,141	524,085
兌滙率調整	—	(46)	(46)	2,214	26,989	—	3,957	33,160	33,114
在損益表扣除/(計入)	20,977	1,597	22,574	7,900	(39,862)	—	(20,432)	(52,394)	(29,820)
於二零零七年十二月三十一日	**—**	**(528)**	**(528)**	**39,242**	**429,014**	**1,885**	**57,766**	**527,907**	**527,379**

當有法定權利可將現有稅項資產與負債抵銷而遞延稅項涉及同一財政機關，則可將遞延稅項資產與遞延稅項負債互相抵銷。上述的負債是已抵銷了有關的金額。

除稅項虧損外，所有遞延稅項資產及負債預期十二個月後收回或償付。

未用稅損及其他暫時差異合共港幣364,785,000元(二零零六年：港幣302,785,000元)所產生之遞延稅項資產港幣64,037,000元(二零零六年：港幣 57,260,000元)並無在賬目中確認。未用稅損港幣319,487,000元(二零零六年：港幣275,218,000元)並無到期日，而其餘將於二零一二年或以前之多個日期到期。

33 遞延税項(續)

公司

	二零零七年 港幣千元	二零零六年 港幣千元
可換股債券		
年初	**1,885**	4,901
可換股債券之轉換	**—**	(3,016)
年末	**1,885**	1,885

34 綜合現金流量表附註

(a) 經營溢利(用於)／來自經營業務之現金對賬表

	二零零七年 港幣千元	二零零六年 港幣千元
經營溢利	**2,805,980**	1,071,379
折舊	**3,402**	3,165
租賃土地及土地使用權之攤銷	**9,989**	5,877
出售非流動投資之收益	**(1,373,782)**	—
出售其他投資之收益	**—**	(4,879)
投資物業之公平值變動	**(351,871)**	(957,958)
利息收入	**(46,099)**	(14,713)
股息收入	**—**	(716)
出售物業、機器及設備之虧損	**716**	89
出售租賃土地及土地使用權之虧損	**951**	—
應收業務賬款及其他應收賬款之減值	**592**	—
按揭貸款賬款之撥準備	**1,494**	615
認股權之費用	**11,780**	2,384
增購一附屬公司權益所產生高於所購資產淨額之公平值	**(41,208)**	—
營運資產變動前之經營溢利	**1,021,944**	105,243
發展物業減少／(增加)	**1,078,937**	(970,483)
應收共同控制實體款項增加	**(2,454,691)**	—
應收聯營公司款項增加	**(652,790)**	—
應收賬款及預付款增加	**(45,098)**	(148,946)
按揭貸款賬款減少／(增加)	**781**	(1,943)
應付賬款及應計費用(減少)／增加	**(2,109,402)**	2,253,745
(用於)／來自經營業務之現金	**(3,160,319)**	1,237,616

34 綜合現金流量表附註(續)

(b) 融資活動分析

	股本及股份溢價 港幣千元	少數股東權益 港幣千元	借款 港幣千元	總額 港幣千元
於二零零五年十二月三十一日	1,805,784	355,968	3,375,737	5,537,489
兑滙率調整	—	27,839	14,426	42,265
來自認股權儲備	625	—	—	625
可換股債券之轉換	68,173	—	(48,349)	19,824
少數股東應佔溢利	—	472,041	—	472,041
來自/(用於)融資之現金流量	6,650	969	(230,827)	(223,208)
於二零零六年十二月三十一日	1,881,232	856,817	3,110,987	5,849,036
兑滙率調整	—	71,710	95,909	167,619
來自認股權儲備	2,500	—	—	2,500
收購一附屬公司之額外權益	—	(50,691)	—	(50,691)
少數股東應佔溢利	—	178,938	—	178,938
可換股債券之實際利息	—	—	1,662	1,662
來自融資之現金流量	20,877	—	1,370,940	1,391,817
於二零零七年十二月三十一日	**1,904,609**	**1,056,774**	**4,579,498**	**7,540,881**

35 承擔

集團

(a) 已簽約但未撥備

	二零零七年 港幣千元	二零零六年 港幣千元
物業發展支出承擔	**1,308,684**	903,543

(b) 營業租約承擔

根據土地及樓房之不可撤銷營業租約而須於下列期間支付之最低租金費用如下:

	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**1,147**	1,317
第二至第五年內	**1,468**	—
	2,615	1,317

35 承擔（續）

集團（續）

(c) 經營租約收入

根據土地及樓房之不可撤銷經營租約而可於下列期間收取之最低租金收入如下：

	二零零七年 港幣千元	二零零六年 港幣千元
第一年內	**194,753**	198,741
第二至第五年內	**204,485**	202,789
五年後	**—**	715
	399,238	402,245

36 擔保

本公司已就若干附屬公司、一共同控制實體及聯營公司分別取得港幣6,044,917,000元（二零零六年：港幣4,556,608,000元），港幣775,000,000元（二零零六年：無）及港幣1,008,750,000元（二零零六年：無）之信貸額，向銀行及財務機構出具擔保。其中已動用之信貸額分別為港幣3,231,891,000元（二零零六年：港幣2,030,336,000元），港幣437,750,000元（二零零六年：無）及港幣641,550,000元（二零零六年：無）。

本公司就一附屬公司發行之可換股債券，向債券持有人出具擔保。至年終，可換股債券之餘額為港幣40,000,000元（二零零六年：港幣40,000,000元）。

本公司就一集團佔有權益之公司與香港特別行政區政府之履行合約承擔，向香港特別行政區政府出具擔保。

37 有關連人士交易

除於賬目中其他章節所披露外，年度內本集團與有關連人士於董事認為在集團正常業務範圍內進行之重大交易摘錄如下：

(a) 主要管理人員包括本公司之執行董事之酬金如下：

	二零零七年 港幣千元	二零零六年 港幣千元
袍金	**470**	502
薪金及其他酬金	**13,060**	13,536
酌情花紅	**909**	926
退休福利	**951**	901
認股權	**2,138**	621
	17,528	16,486

(b) 根據與一集團佔有權益之公司之租務協議條款所收取租金為港幣2,015,020元（二零零六年：港幣2,015,020元）。

38 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

		發行股本			
公司名稱	主要經營地區	普通股股數	每股面值	本集團持有股權百分比	主要業務
本公司直接全資擁有在英屬處女群島註冊成立			美元		
Sutimar Enterprises Limited	香港	100	1	100	投資控股
本公司間接持有在香港註冊成立			港元		
彩都發展有限公司	香港	2	1	100	物業發展
志惠有限公司	香港	1,000	1	72	投資控股
華巒有限公司	新加坡	1,000	10	100	物業投資及發展
華中企業有限公司	香港	5,000,000	1	100	投資控股
彩虹日國際有限公司	香港	2	1	100	投資控股
威享國際有限公司	香港	1	1	100	投資控股
迎豐有限公司	香港	2	1	100	物業發展
天崎有限公司	香港	1	1	100	投資控股
承輝有限公司	香港	1	1	100	物業投資及發展
興威投資有限公司	廣州	2	1	100	投資控股
金箭有限公司	香港	1	1	100	投資控股
金達動力有限公司	香港	1	1	100	投資控股
雄合有限公司	香港	2	1	100	物業發展
盈莉有限公司	香港	1	1	100	投資控股
興弘有限公司	香港	2	1	100	物業投資
嘉華企業管理有限公司	香港	100	100	100	提供管理服務
嘉華房產投資有限公司	香港	1,000	10	100	投資控投
嘉華石業(集團)有限公司	香港	439,463,724	0.2	100	投資控投
兆途投資有限公司	香港	2	1	100	物業發展
銘泰有限公司	香港	2	1	100	投資控投
富網有限公司	香港	2	1	100	物業發展
新財有限公司	香港	1	1	100	物業發展
東國有限公司	香港	1	1	100	物業發展
世源基業有限公司	香港	2	1	100	物業投資
佳越發展有限公司	香港	2	1	100	物業發展
寶力有限公司	香港	2	1	100	提供財務服務
日合有限公司	香港	2	1	100	物業管理
聯廣有限公司	香港	2	1	100	物業投資及發展
宏途有限公司	香港	9,901,000	1	99.9	投資控股
澤原有限公司	香港	1	1	100	投資控股
華泰中國有限公司	香港	1	1	100	投資控股
在日本註冊成立			日元		
Asahi Kohatsu Corporation	日本	240	50,000	75	貿易
在英屬處女群島註冊成立			美元		
All Smart Profits Limited	香港	10	1	100	投資控股
Amazing Enterprises Limited	香港	10	1	100	投資控股
Bestfull Profits Limited	香港	10	1	100	投資控股
Cyber Point Assets Limited	香港	10	1	100	投資控股
Greatest Smart Limited	香港	10	1	100	投資控股
Grow Ever Limited	香港	1	1	100	投資控股
K. Wah International Finance Limited	香港	10	1	100	提供財務服務
League Trend Limited	香港	1	1	100	投資控股
Leharne Properties Limited	香港	10	1	100	投資控股
Ontrack Developments Limited	香港	10	1	100	投資控股
Proper Land Limited	香港	1	1	100	投資控股
Ragon Properties Limited	香港	10	1	100	投資控股
Repton Developments Limited	香港	10	1	100	投資控股
Select Vantage Profits Limited	香港	10	1	100	投資控股
Top Ridge Management Limited	新加坡	10	1	100	物業投資

38 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	本集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
廣州市嘉華花都置業有限公司	廣州	港元93,600,000	100	物業發展
廣州嘉揚房地產開發有限公司	廣州	港元300,000,000	100	物業發展
江門市嘉豐房地產開發有限公司	江門	港元70,000,000	100	物業發展
天津嘉潤華置業發展有限公司	天津	美元29,880,000	100	物業發展
天津嘉潤和置業發展有限公司	天津	美元29,980,000	100	物業發展
嘉華(中國)投資有限公司	上海	美元30,000,000	100	投資控股
上海國廣房地產經營有限公司	上海	美元31,000,000	100	物業發展
合作合營企業				
廣州匯城房地產開發有限公司	廣州	港元200,000,000	99.9	物業發展
廣州市越華房地產發展有限公司	廣州	港元187,000,000	100	物業發展
廣州東鏡泰豐房地產開發有限公司	廣州	美元10,000,000	100	物業發展
上海嘉兆房地產開發經營有限公司	上海	美元24,000,000	100	物業發展
合資經營企業				
上海嘉匯達房地產開發經營有限公司	上海	美元53,000,000	39.6	物業發展及投資
上海嘉港城房地產開發經營有限公司	上海	美元13,000,000	95	物業發展
上海嘉申房地產開發經營有限公司	上海	美元38,000,000	99	物業發展

38 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	本集團持有股權百分比	主要業務
在香港註冊成立			港元		
海雲軒物業管理有限公司	香港	2	1	50	物業管理
金輝英國際有限公司	香港	2	1	25	物業發展
弘雄有限公司	香港	2	1	50	物業發展
高暐有限公司	香港	2	1	50	提供財務服務
天覇國際有金限公司	香港	1	1	35	物業發展
榮享有限公司	香港	1	1	25	物業發展
在中國內地註冊成立		註冊資本			
上海寶地置業有限公司	上海	人民幣717,674,797		41.5	物業發展
在英屬處女群島註冊成立			美元		
富昇國際有限公司	香港	1,000	1	25	投資控股
Homeast Limited	香港	1,000	1	35	投資控股

(c) 聯營公司(註)

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	本集團持有股權百分比	主要業務
在香港註冊成立			港元		
唯邦有限公司	香港	1	1	15	物業發展
聯基(香港)有限公司	香港	1	1	15	物業發展
在英屬處女群島註冊成立			美元		
嘉榮投資有限公司	香港	1,000	1	15	投資控股
Nimble Limited	香港	100	1	15	投資控股

註: 由於對管理層有重大影響力,雖只佔聯營公司百分之十五股權,亦視為本集團之聯營公司。

集團主要物業

	物業類型	樓面面積 平方米	集團權益 百分比	批租期	完成階段	預算 落成日期
投資及其他物業						
新加坡						
新加坡振瑞路171-187號新生商業中心*（註）*	寫字樓	5,747	100	2068	已落成	現有
香港						
北角渣華道191號嘉華國際中心二十八樓、二十九樓及三十樓	寫字樓	2,926	100	2106	已落成	現有
上環永樂街71號、73號、75號及77號嘉滙商業中心	寫字樓／商業	3,894	100	2841	已落成	現有
中國內地						
上海市徐滙區淮海中路6街坊26號地塊上海嘉華中心	寫字樓	72,000	39.6	2047	已落成	現有
廣州市東風西路148號嘉和苑第一期	商業	3,527	100	2033	已落成	現有

註： 新生商業中心樓面面積1,964平方米作出售用

	物業類型	樓面面積 平方米	集團權益 百分比	批租期	完成階段	預算 落成日期
發展物業						
香港						
北角蜆殼街18-20號嘉昌商業中心	寫字樓	1,873	100	2069	已落成	現有
沙田銅鑼灣山路8號嘉御山	住宅	13,300	100	2054	已落成	現有
香港肇輝臺6號	住宅	6,340	100	2070	地基工程	2010
新界大埔大埔市地段188號白石角填海工程第一期C座地盤	住宅	69,700	25	2057	籌劃階段	2010
九龍內地段11073號海灣道，恩暢道及友暢道	住宅	60,500	15	2057	地基工程	2011
白石角大埔市地段186號新界大埔發展區第一期B	住宅	66,500	15	2057	籌劃階段	2010及之後
香港仔惠福道香港仔內地段第451號	住宅	60,000	35	2057	籌劃階段	2010及之後

集團主要物業

	物業類型	樓面面積 平方米	集團權益 百分比	批租期	完成階段	預算 落成日期
中國內地						
廣州市花都區新華鎮東鏡村地塊	綜合	1,147,000	100	2034至2068	籌劃階段	2010及之後
花都置業地塊 新華鎮清布村迎賓大道北	住宅／商業／寫字樓	323,000	100	2039至2069	施工階段	2009及之後
廣州市花都區楊屋路口地塊花都區建設北路	住宅	46,000	100	2047至2077	籌劃階段	2010及之後
上海市徐滙區建國西路68號A、B地塊	綜合	140,000	100	2065	施工階段	2010及之後
上海市靜安區嚴家宅三期地塊	住宅	100,000	99	2072	施工階段	2010
上海市閘北區廣中路701號地塊（二期、三期）	住宅	240,000	100	2073	施工階段	2009及之後

Financial Calendar

DATES	EVENTS
4 July 2008	Payment of 2007 final cash dividend
27 May 2008	2008 annual general meeting
21 May 2008 to 27 May 2008 (both days inclusive)	Closure of registers of members
2 April 2008	Announcement of results for the year ended 31 December 2007
25 January 2008	Payment of 2007 special interim cash dividend
9 November 2007	Payment of 2007 interim cash dividend
13 September 2007	Announcement of results for the six months ended 30 June 2007

財務誌要

日期	事宜
二零零八年七月四日	派發二零零七年度之末期現金股息
二零零八年五月二十七日	二零零八年股東週年大會
二零零八年五月二十一日至二零零八年五月二十七日（首尾兩天包括在內）	暫停辦理股份過戶登記手續
二零零八年四月二日	公佈截至二零零七年十二月三十一日止年度之業績
二零零八年一月二十五日	派發二零零七年度之特別中期現金股息
二零零七年十一月九日	派發二零零七年度之中期現金股息
二零零七年九月十三日	公佈截至二零零七年六月三十日止六個月之業績

Unless otherwise stated, in this annual report: (i) the ***Company*** means K. Wah International Holdings Limited and the ***Group*** includes the Company and its subsidiaries, (ii) the ***Board*** means the board of directors and ***Directors*** are the directors of the Company, (iii) ***Share*** and ***Shareholder*** refer to, respectively, ordinary share of the Company and holder of the Share, (iv) ***Listing Rules*** refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, ***Stock Exchange*** is The Stock Exchange of Hong Kong Limited, (v) ***SFO*** is the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, (vi) ***Bye-laws*** refers to the Bye-laws of the Company, (vii) ***GEG*** is Galaxy Entertainment Group Limited (Hong Kong listed stock code 0027), (viii) ***2007 Financial Statements*** refers to the audited consolidated financial statements of the Company for the year ended 31 December 2007, and (ix) ***PwC*** is PricewaterhouseCoopers, auditors of the Company.

除非另有所指，否則在本年報內：(i)「***本公司***」指 K. Wah International Holdings Limited 嘉華國際集團有限公司及「***本集團***」包括本公司及其附屬公司，(ii)「***董事會***」指本公司之董事會及「***董事***」指本公司之董事，(iii)「***股份***」及「***股東***」分別指本公司之普通股股份及股份持有人，(iv)「***上市規則***」指香港聯合交易所有限公司證券上市規則，「***聯交所***」指香港聯合交易所有限公司，(v)「***證券及期貨條例***」指香港法例第571章證券及期貨條例，(vi)「***公司細則***」指本公司之公司細則，(vii)「***銀河娛樂***」指銀河娛樂集團有限公司（於香港上市股份代號0027），(viii)「***二零零七年財務報表***」指截至二零零七年十二月三十一日止年度本公司已審核綜合賬目，及 (ix)「***羅兵咸永道***」指羅兵咸永道會計師事務所，本公司之核數師。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司

29/F K. Wah Centre, 191 Java Road, North Point, Hong Kong
香港北角渣華道191號嘉華國際中心29樓
Tel 電話: (852) 2880 0178 Fax 傳真: (852) 2880 5610

www.kwih.com

END

